As filed with the Securities and Exchange Commission on December 22, 2006

Registration No. 333-137981

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO.1 TO

FORM S-1

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

Vision-Ease Lens Corporation

(Exact name of registrant as specified in its charter)

Delaware	3851	76-0837747
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

7000 Sunwood Drive NW
Ramsey, Minnesota 55303
Telephone:  (763) 506-9000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Douglas C. Hepper
Vision-Ease Lens Corporation
7000 Sunwood Drive NW
Ramsey, Minnesota 55303
Telephone:  (763) 506-9000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Ronald J. Lieberman	Timothy A. Mack	R. Cabell Morris Jr.
Hunton & Williams LLP	Hunton & Williams LLP	Winston & Strawn LLP
Bank of America Plaza, Suite 4100	Energy Plaza, 30th Floor	35 W. Wacker Drive
600 Peachtree Street, N.E.	1601 Bryan Street	Chicago, Illinois 60601-9703
Atlanta, Georgia 30308-2216	Dallas, Texas 75201-3400	Telephone: (312) 558-5600
Telephone: (404) 888-4000	Telephone: (214) 979-3000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering.  ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Subject to completion, dated December 22, 2006

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Prospectus

               Shares

Common stock

This is an initial public offering of common stock by Vision-Ease Lens Corporation. We are selling                      shares of our common stock, and the selling stockholders identified in this prospectus are selling an additional                      shares. We will not receive any of the proceeds from the sale of the shares by the selling stockholders. The estimated initial public offering price is between $        and $         per share.

Prior to this offering, there has been no public market for our common stock. We intend to list our common stock on The Nasdaq Global Market under the symbol “VELS.”

	Per share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to us, before expenses	$	$
Proceeds to selling stockholders, before expenses	$	$

We and the selling stockholders have granted the underwriters an option for a period of 30 days to purchase up to an aggregate of          additional shares of our common stock on the same terms and conditions set forth above to cover overallotments, if any.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 13 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of our common stock to investors on or about               , 2006.

JPMorgan

William Blair & Company

BMO Capital Markets

Robert W. Baird & Co.

                     , 2006.

Prospectus Summary

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk factors” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before deciding to invest in our common stock.

Unless otherwise specified and as the context requires, references to “Vision-Ease,” “the company,” “we,” “us” and “our” refer to (i) Insight Equity A.P. X, LP, a Texas limited partnership, for periods from November 1, 2004 until completion of the merger of that entity into the registrant, Vision-Ease Lens Corporation, a Delaware corporation, which merger will occur immediately prior to completion of this offering (ii) Vision-Ease Lens Corporation, a Delaware corporation, as of and after the completion of the merger of Insight Equity A.P. X, LP into the registrant and (iii) our predecessor for periods prior to November 1, 2004, which had been a subsidiary of BMC Industries, Inc., a Minnesota corporation, together in each case with our consolidated subsidiaries. Unless otherwise described, all industry data contained in this prospectus was obtained from Vision Council of America, or VCA, an industry trade group.

Our business

We are a technology focused designer, manufacturer and distributor of polycarbonate prescription lenses and lens treatments for the global spectacle lens market. We were among the first to develop and commercialize prescription polycarbonate lenses and are a leading manufacturer of these lenses in the world. Polycarbonate lens sales grew at a compounded annual growth rate of 20.2% in the United States between 2001 and 2005 and comprised 43.6% of the U.S. market in 2005, making polycarbonate the fastest growing material widely used in the U.S. prescription spectacle lens market. Polycarbonate lenses offer higher impact resistance, lighter weight, inherent ultraviolet filtering and increased durability as compared to conventional plastic or glass lenses. Sales of polycarbonate lenses accounted for approximately 79.2% of our revenues in 2005 and approximately 85.7% of our revenues during the nine months ended September 30, 2006. We manufacture a broad line of polycarbonate and glass prescription lenses and we also distribute plastic prescription lenses for each primary corrective lens design in use today, namely single-vision, multifocal and progressive lenses.

We believe that we produce some of the most highly innovative products on the market today and we focus our product development on materials, corrective lens designs and treatments that we consider to be within the fastest growing market segments. We have leveraged our strong technology development platform and polycarbonate expertise to become a leader in high-end lens treatments such as polarized lenses, which block ultraviolet rays and reduce glare for the user. Polarized lens volume grew at a compounded annual growth rate of 20.3% in the United States between 2003 and 2005 and comprised 6.0% of all lenses sold in 2005.

We recently invented a patented film technology for photochromic polycarbonate lenses, which darken when they are exposed to ultraviolet rays and remain clear in other light. Photochromic spectacle lens sales grew at a compounded annual growth rate of 13.8% in the United States between 2001 and 2005 and comprised 42.5% of all sales in 2005. We first launched our LifeRx® polycarbonate photochromic product line to select customers in July of 2005. In December 2005, an independent laboratory validated our photochromic technology by confirming certain superior performance characteristics of our new lenses relative to other major brands on the market and by February of 2006, we launched our full product line industry-wide. In November 2006, The Optical Laboratories Association, an international business association serving the optical laboratory industry, awarded us their 2006 Award of Excellence for Best in Lens Materials honoring our polycarbonate photochromic lenses. We have experienced strong interest in our new photochromic products across our customer base, including from LensCrafters®, a subsidiary of Luxottica Group S.p.A.® and the largest optical specialty retailer in the United States, which replaced competitive products they had been distributing with our new line.

We consider our value-added offerings to be our polycarbonate and plastic photochromic, polarized and progressive lenses, which together accounted for 50.4% of our revenues during 2005 and 61.4% of our revenues during the nine months ended September 30, 2006. While most industry participants discuss all polycarbonate lenses as an additional value-added offering, we exclude general polycarbonate lenses from this category because polycarbonate lenses account for the majority of all of our lens sales. By most industry standards, 86.9% of our revenues during the nine months ended September 30, 2006 were derived from value-added products, including polycarbonate lenses and plastic lenses with scratch-resistant, anti-reflective, polarized and photochromic treatments.

We primarily market and sell our lenses in the United States, Latin America and Europe and we are pursuing long-term growth opportunities in Asia-Pacific driven by attractive demographics with increasing access to vision care. Based upon customer surveys and feedback, we believe that we have developed a reputation for quality products, innovation and outstanding service. We have been recognized for excellence by Luxottica Group, as Supplier of the Year in 2003 and 2004, and by Wal-Mart®, as an outstanding Supplier/Partner for the first quarter of 2004.

Industry overview

The size of the U.S. retail vision care market, consisting of spectacle frames and lenses, contact lenses, examinations, and over-the-counter reading glasses, was approximately $22.3 billion in 2005. The retail spectacle lens segment represented 34.0% or $7.6 billion of the U.S. retail vision care market. The size of the U.S. spectacle lens manufacturing market was approximately $1.0 billion in 2005. The U.S. lens manufacturing industry grew at a compounded annual growth rate of approximately 5.2% between 2001 and 2005, led by 20.2% compounded annual growth in polycarbonate lenses, 13.8% compounded annual growth in photochromic lenses and 8.2% compounded annual growth in progressive lenses. Based on our internal estimates, we believe the size of the global spectacle lens manufacturing market was approximately $3.0 billion in 2005.

We believe the development of new lens technologies, favorable demographics and evolving retail strategies will continue to drive attractive growth in key market segments such as polycarbonate, progressive, photochromic, polarized, and anti-reflective lenses. Although alternative vision correction options exist, including contact lenses, intraocular lenses, and laser surgery, we believe these alternatives have not had a material impact on the spectacle lens market.

Our competitive advantages

We have developed a broad range of capabilities that we believe provide us with significant competitive advantages, including:

•  Technological leadership.   We believe we produce some of the most advanced products on the market today. Our research and development team has generated over 47 U.S. registered patents, 14 U.S. pending patents, 9 granted international patents, 21 international pending patents and a substantial amount of intellectual property consisting of trade secrets and manufacturing know-how.

•  Leading manufacturer of polycarbonate lenses.   We are a leading manufacturer of prescription polycarbonate lenses and we anticipate that polycarbonate will continue to gain market share from both conventional plastic and glass lenses in the United States and abroad.

•  Value-added product expertise.   Our strong research and development platform and polycarbonate expertise has enabled us to become a leading developer and provider of value-added spectacle lens products which has further enabled us to strengthen relationships with existing customers and attract new customers.

•  Combination of low cost and complex manufacturing capabilities.   We believe our combination of manufacturing capabilities located in Ramsey, Minnesota and Jakarta, Indonesia enables us to maximize quality, produce innovative new products, maintain very high order fill rates and safeguard our key intellectual property, all while driving improvements in cost efficiency and margins.

•  Long-standing customer relationships.   Capitalizing on our over 75 years of experience in our industry, we have established long-standing customer relationships with large and growing specialty retailers and mass merchants as well as independent eye doctors and wholesale laboratories.

•  Strength in growing U.S. markets.   The U.S. market is characterized by an advanced medical infrastructure, a high standard of living, an educated consumer public that is receptive to improved corrective lens designs, materials and treatments and a fully developed distribution channel. We believe we hold a leading position in the U.S. polycarbonate, polarized and photochromic lens market.

•  Strong and experienced management team.   We have assembled an experienced management team that has focused on creating a growth oriented corporate culture and efficient work environment.

Our strategy

Our objective is to continue to grow our business by focusing on value-added product development, expanding our sales efforts, improving operating efficiencies and enhancing our position as a leading provider of prescription spectacle lenses through strategies that include:

•  Leverage strength in technology.   Product development is a cornerstone of our growth strategy as exemplified by our recent photochromic product line introduction and our longstanding polycarbonate and polarized expertise. We believe we are well positioned today in several of the industry’s fastest growing and technologically demanding segments and we intend to continue to expand our technology development platform.

•  Capture opportunities presented by our new photochromic product.   We have experienced strong interest in our new photochromic products across our customer base and believe these products will generate strong revenues, strengthen our relationships with existing customers, attract new customers and present us with opportunities to sell more of our other product lines to both new and existing customers.

•  Leverage existing specialty retail and mass merchant channel relationships.   Specialty retailers and mass merchants, such as LensCrafters and Wal-Mart, represent the fastest growing distribution channels in our industry and we believe our long-standing relationships and strong reputation with leading retailers, as well as our differentiated product offerings, provide significant opportunities for further expansion within this channel.

•  Expand internationally.   Given the population demographics, low current penetration of overall vision correction and the growing demand for polycarbonate lenses and treatments, we believe the Asia-Pacific and Latin American markets provide significant growth opportunities. We anticipate growing abroad both as a supplier to our existing retail customer base that is expanding internationally and by attracting local customers through directed sales efforts.

•  Implement manufacturing efficiency initiatives.   We intend to invest in additional capital improvements at our Ramsey and Jakarta manufacturing facilities to increase capacity and improve operating efficiencies. We also anticipate streamlining our manufacturing process for our recently launched photochromic product line over time and, as a result, we expect to realize increased efficiencies throughout our manufacturing operations with improved margins across our product lines.

Business challenges

To maintain our competitive position and successfully execute our strategic plan we will face several business challenges and risks. We are a relatively small participant in the highly competitive U.S. and global spectacle lens manufacturing markets, which were estimated to be $1 billion and $3 billion, respectively, in 2005. Competition in our industry could intensify as certain of our competitors are acquiring wholesale laboratories in order to create captive customers for their products. In addition, approximately 47% of our revenues during the nine months ended September 30, 2006 were derived from two customers, and these customers could seek to exert downward pressure on our product pricing. We have a limited operating history as a stand-alone company. Our equity sponsors will have significant influence over our business after this offering, and their interests may not coincide with your interests. Furthermore, our equity sponsors may acquire and hold interests in businesses that compete directly or indirectly with us or that may be complementary to our business. For a more detailed discussion of these and other challenges and risks, see the  "Risk Factors" section of this prospectus.

Our corporate history and information

Prior to November 2004, our predecessor, whose financial information is presented in this prospectus, operated as a wholly-owned subsidiary of BMC Industries, Inc., a Minnesota corporation. Due to a variety of factors, including the rapid deterioration of BMC Industries’

North American television component manufacturing operations and the effects of a 1998 acquisition of a lens manufacturing company in Azusa, California that was closed in 2002, both BMC Industries and our predecessor filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code in June 2004. In November 2004, our equity sponsors, Insight Equity Vision Partners, L.P., and Rosewood Vision Corporation, purchased substantially all of the assets of our predecessor’s lens manufacturing business from BMC Industries in a bankruptcy court supervised auction process.

Since November 2004, we have operated through a Texas limited partnership, Insight Equity A.P. X, LP. Immediately prior to the closing of this offering, we will complete a merger in order to have Vision-Ease Lens Corporation succeed to the business of Insight Equity A.P. X, LP and to have our limited and general partners become stockholders of Vision-Ease Lens Corporation. As a limited partnership, we were generally not subject to income taxation. Following the merger, we will be subject to corporate level income tax.

Our principal executive offices are located at 7000 Sunwood Drive NW, Ramsey, Minnesota 55303. The telephone number for our principal executive offices is (763) 506-9000. Our Internet address is www.vision-ease.com. This Internet address is provided for informational purposes only. The information at this Internet address is not a part of this prospectus.

The offering

Common stock offered

Common stock offered by Vision-Ease	shares
Common stock offered by the selling stockholders	shares
Total offered hereby	shares
Common stock to be outstanding after this offering	shares

Use of proceeds

Based upon an assumed initial public offering price of $               per share (the mid-point of the range set forth on the cover page of this prospectus), we estimate that our net proceeds from the sale of                     shares of our common stock in this offering, after deducting underwriting discounts and commissions and estimated offering costs of approximately $            million payable by us, will be approximately $              million.

We intend to use the proceeds we receive from this offering as follows:

•       $                    to repay our Term B loans with ORIX Finance Corp.;

•       $                    to redeem Rosewood’s Class A-1 Preferred Partnership Rights;

•       $                    to terminate our management agreement with Insight Equity; and

•       $                    to pay down our revolving line of credit under our Revolving Credit, Term Loan and Security Agreement, or the Senior Credit Facility, with a group of lenders for whom PNC Bank, National Association, or PNC Bank, acts as agent. Our revolving line of credit under the Senior Credit Facility provides for a $25.0 million revolving line of credit that terminates December 1, 2008 and had an outstanding balance of $11.1 million as of September 30, 2006.

We will not receive any of the proceeds from sales of common stock by the selling stockholders in this offering. Pending the uses described herein, we intend to invest the net proceeds of this offering in short-term, interest bearing, investment grade securities.

Proposed Nasdaq global market symbol

We intend to apply to have our common stock listed on The Nasdaq Global Market under the trading symbol “VELS.”

Risk factors

You should carefully read and consider the information set forth under “Risk factors” and all other information set forth in this prospectus before investing in our common stock.

Certain relationships and related transactions

Please read “Certain relationships and related party transactions” for a discussion of business relationships between us and related parties.

Other information about this prospectus

Unless otherwise noted, the number of shares of our common stock to be outstanding after this offering excludes                    shares reserved for future issuance under our 2006 Equity Incentive Plan. See “Management—Benefit plans—2006 Equity Incentive Plan.”

Unless otherwise noted, the information in this prospectus assumes:

•       no exercise of the underwriters’ over-allotment option;

•       an initial public offering price of $                  per share (which is the mid-point of the range set forth on the front cover of this prospectus); and

•       the completion of our merger into a Delaware corporation, as described under “Our corporate history and information.”

Summary historical consolidated financial data

The table below sets forth our summary historical consolidated financial data. The summary historical consolidated financial data as of September 30, 2006 as well as December 31, 2005 and 2004, for the nine months ended September 30, 2006, for the year ended December 31, 2005 and for the periods November 1, 2004 through December 31, 2004 are derived from our audited consolidated financial statements and related notes found elsewhere in this prospectus. The summary historical consolidated financial data for the nine months ended September 30, 2005 are derived from our unaudited condensed consolidated financial statements and related notes found elsewhere in this prospectus. The summary historical consolidated financial data for the period January 1, 2004 through October 31, 2004 and the year ended December 31, 2003 are derived from the audited consolidated financial statements and related notes of our predecessor found elsewhere in this prospectus. The summary historical consolidated financial position data as of December 31, 2003 are derived from the audited consolidated financial statements and related notes of our predecessor not included in this prospectus. In order to facilitate comparisons with full year operating results, we have also presented the 2004 results of operations for our predecessor and our company on a combined basis, which is a non-GAAP measure and is the mathematical addition of the results of operations for the ten months ended October 31, 2004 and the two months ended December 31, 2004. We believe providing combined operating results for the full twelve months ended December 31, 2004 provides the most practical way to compare year-to-year results of operations. See “Management’s discussion and analysis of financial condition and results of operation” for further information regarding the comparability of the financial information of our predecessor company prior to November 1, 2004 to our financial information beginning on November 1, 2004.

Summary historical consolidated financial data (Continued)

The following information is qualified by reference to and should be read in conjunction with “Capitalization,” “Selected historical consolidated financial data,” “Management’s discussion and analysis of financial condition and results of operations” and our and our predecessor’s consolidated financial statements and related notes thereto included elsewhere in this prospectus. Our and our predecessor’s historical and our combined financial data may not be indicative of our results of future operations.

				Successor	Combined		Predecessor
	For the nine months ended September 30,		For the year ended December 31,	For the two months ended December 31,	For the twelve months ended December 31,	For the ten months ended October 31,	For the year ended December 31,
(in thousands)	2006	2005	2005	2004	2004	2004	2003
Statement of operations data:
Revenues	$80,735	$74,351	$95,754	$13,341	$86,296	$72,955	$102,696
Cost of products sold	49,790	49,541	65,011	9,330	69,546	60,216	85,484
Gross margin	30,945	24,810	30,743	4,011	16,750	12,739	17,212
Operating expenses:
Research and development	1,849	1,171	1,664	344	2,361	2,017	2,806
Selling and marketing	12,266	11,057	14,204	1,963	13,310	11,347	14,641
General and administrative(1)	6,846	6,530	8,608	902	11,846	10,944	7,567
Other expense (income)(2)	155	(71)	123	24	(651)	(675)	(90)
Impairment of long-lived assets(3)	—	—	—	—	5,844	5,844	2,592
Total operating expenses	21,116	18,687	24,599	3,233	32,710	29,477	27,516
Income (Loss) from operations	9,829	6,123	6,144	778	(15,960)	(16,738)	(10,304)
Interest expense	5,073	3,824	5,354	922	922	—	22
Loss related to refinancing(4)	—	—	1,579	—	—	—	—
Increase in fair value of warrant put option(5)	793	1,041	2,011	—	—	—	—
Income (loss) before income taxes and loss from discontinued operations	3,963	1,258	(2,800)	(144)	(16,882)	(16,738)	(10,326)
Income tax expense (benefit)	508	554	1,162	106	(1,604)	(1,710)	(52)
Income (loss) before loss from discontinued operations	3,455	704	(3,962)	(250)	(15,278)	(15,028)	(10,274)
Loss from discontinued operations(6)	—	—	—	—	—	—	4,175
Net income (loss)	$3,455	$704	$(3,962)	$(250)	$(15,278)	$(15,028)	$(14,449)
Other financial data:
Adjusted EBITDA(7)(8)	$16,334	$11,984	$14,152	$1,909	$2,383	$474	$887

(1)    In the ten months ended October 31, 2004, our predecessor incurred $5,000 in bankruptcy-related costs.

Summary historical consolidated financial data (Continued)

(2)          Our predecessor recorded a gain of $677 on the sale of a previously impaired building.

(3)      In connection with our predecessor’s sale of its optical lens business an expense of $5,844 was recorded pursuant to SFAS No. 144. In the second quarter of 2003, our predecessor reclassified its Azusa, California property to assets held for sale. The Optical Products facility located on the property was closed in May 2002 and listed for sale. However, the property had not been reclassified in previous periods because our predecessor previously did not expect to be able to dispose of the property within one year and had not yet received any offers for the property. During the quarter ended June 30, 2003, the asset was written down to its fair value, in accordance with SFAS No. 144, based on market valuations received and offers to buy the property during the quarter. A write-down of $2,592 is included in impairment of long-lived assets in our predecessor’s consolidated statement of operations to recognize the facility’s fair value at $4,410 at June 30, 2003. Our predecessor suspended depreciation on this asset in accordance with SFAS No. 144. In October 2003, one of the Azusa buildings was sold for net proceeds of $1,671, further reducing the carrying value of the assets held for sale to $2,739 at December 31, 2003.

(4)  We refinanced our indebtedness in December 2005, resulting in the accelerated write-off of finance costs that were previously capitalized.

(5)        Certain of our prior lenders hold warrants that remain outstanding and which allow the warrant holders to require us to repurchase the warrants at fair value. The increase in fair value of these warrants is included in the consolidated statement of operations.

(6)      In connection with our predecessor’s restructuring process, in accordance with SFAS No. 144, expense of approximately $1,832 was recorded in June 2003. In October 2003, our predecessor ceased financial and management support of our fully owned French subsidiary, Vision-Ease SAS. Vision-Ease SAS subsequently filed for insolvency with the French courts, which relinquished our predecessor’s control over Vision-Ease SAS as of November 5, 2003. Consequently, in the fourth quarter of 2003, our predecessor wrote off our remaining investment in Vision-Ease SAS, which was not material.

(7)           To supplement our financial statements presented under generally accepted accounting principles, or GAAP, throughout this prospectus we reference Adjusted EBITDA to measure operating performance. Adjusted EBITDA represents net income (loss) before bankruptcy costs, impairment of long-lived assets, other expense (income ), interest expense, change in fair value of warrant put option, loss related to refinancing, income tax expense (benefit), depreciation and amortization, purchase price settlement costs and loss from discontinued operations. We believe that Adjusted EBITDA is useful in evaluating our operating performance because:

•        it is frequently used by investors, securities analysts and other interested parties in the evaluation of companies in our industry;

•        it is used for management internal planning purposes, including aspects of our consolidated operating budget and capital expenditures; and

•        it is used for determining certain management compensation targets and thresholds.

While Adjusted EBITDA excludes certain recurring items, it provides useful information for investors that evaluate operating results of companies in our industry by eliminating the effects of different capital and financing structures and therefore increasing comparability of operating results. Management relies on Adjusted EBITDA primarily as an operating performance measure in order to review and assess our company and enable us to compare our current operating results with corresponding periods and with other companies in our industry. We believe that it is useful to investors to provide disclosures of our historical operating results on the same basis as that used by our management. We also believe that it can assist investors in comparing our performance to that of other companies on a consistent basis without regard to changes in the value of the warrant put option, bankruptcy costs, impairment of long-lived assets, loss related to refinancing, depreciation, amortization, interest or taxes which do not directly affect our operating performance.

As a result, we believe that the presentation of Adjusted EBITDA provides important additional information to investors. Adjusted EBITDA is not a recognized term under GAAP and does not purport to be an alternative to net income (loss) as a measure of operating performance. Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations include:

•        it does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•        it does not reflect changes in, or cash requirements for, working capital;

•        it does not reflect significant interest expense, or the cash requirement to service interest or principal payments on our Senior Credit Facility;

•        it does not reflect payment made or future requirements for income taxes;

•        although depreciation and amortization are noncash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect cash requirements for such replacements; and

•        because not all companies use identical calculations, our presentation of Adjusted EBITDA may not be comparable to similarly titled measures for other companies.

Summary historical consolidated financial data (Continued)

Because of these limitations, Adjusted EBITDA should not be considered a measure of discretionary cash available to us for investment in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only supplementally.

(8)     The following table presents a reconciliation of net income (loss) to Adjusted EBITDA:

				Successor	Combined		Predecessor
	For the nine months ended September 30,		For the year ended December 31,	For the two months ended December 31,	For the twelve months ended December 31,	For the ten months ended October 31,	For the year ended December 31,
(in thousands)	2006	2005	2005	2004	2004	2004	2003
Net income (loss)	$3,455	$704	$(3,962)	$(250)	$(15,278)	$(15,028)	$(14,449)
Adjustments:
Bankruptcy costs	—	—	—	—	4,989	4,989	—
Impairment of long-lived assets	—	—	—	—	5,844	5,844	2,592
Loss from discontinued operations	—	—	—	—	—	—	4,175
Other expense (income)	155	(71)	123	24	(651)	(675)	(90)
Interest expense	5,073	3,824	5,354	922	922	—	22
Increase in fair value of warrant put option	793	1,041	2,011	—	—	—	—
Loss related to refinancing	—	—	1,579	—	—	—	—
Purchase price settlement costs	102	451	581	—	—	—	—
Income tax expense (benefit)	508	554	1,162	106	(1,604)	(1,710)	(52)
Depreciation and amortization	6,248	5,481	7,304	1,107	8,161	7,054	8,689
Total adjustments	12,879	11,280	18,114	2,159	17,661	15,502	15,336
Adjusted EBITDA	$16,334	$11,984	$14,152	$1,909	$2,383	$474	$887

Summary historical consolidated financial data (Continued)

	Successor			Predecessor
	As of September 30,	As of December 31,		As of December 31,
(in thousands)	2006	2005	2004	2003
Financial position data:
Cash	$2,182	$912	$1,576	$906
Working capital(1)	14,753	8,740	9,029	38,477
Total assets	73,802	76,761	71,098	91,862
Total liabilities(2)	74,350	80,656	55,698	91,862
Total debt and capital lease obligations	56,925	66,394	41,777	—
Total partners’ (deficit) capital	(548)	(3,895)	15,400
Payable to parent	$—	$—	$—	$76,151

(1)  Working capital represents current assets less current liabilities.

(2)  Total liabilities in 2003 includes debt & capital lease obligations & payable to parent.

Risk factors

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and all of the information contained in this prospectus before investing in our common stock. The risks and uncertainties described below are the most significant factors of which we are aware. If any of the following risks, as well as other risks that we currently think are immaterial later become material, actually occur, our business, financial condition, results of operations, and cash flow could be materially and adversely affected. In that event, the trading price of our shares could decline, and you may lose part or all of your investment.

Risks relating to our business

The industry in which we operate is highly competitive, and these competitive pressures may harm demand for our products.

We operate in a highly competitive industry. New products, some of which have patent protection, are introduced frequently, and we compete primarily on the basis of innovation, quality and breadth of product offerings, customer service and price. Some of our main competitors are significantly larger than we are and have significantly greater financial and human resources than we do. They also have greater technical, product development and marketing resources and enjoy greater market and brand recognition than we do. As a result, these competitors benefit from greater economies of scale and may be able to develop products or services that are more effective than ours, respond more quickly to new or emerging technologies or changes in customer requirements, or offer lower prices or devote greater resources to product marketing than we do. We may be unable to continue to compete effectively with competitors, including those with greater resources than us.

Certain of our competitors also have more developed and substantial direct customer bases than we have and may be able to fund significant direct sale(s) efforts and acquisition efforts that may disrupt our business. Some of our principal competitors are vertically integrated with wholesale laboratories. These competitors may have or achieve a competitive advantage over us as this integration limits the number of independent wholesale laboratories to which we can market our products and decreases purchases of our products by these laboratories. In addition, within foreign markets, certain of our competitors enjoy a “home-country” advantage over foreign competition. Existing or new competitors operating in low cost foreign environments could achieve a cost advantage relative to our operations. The development and successful introduction by a competitor of products or services that are superior in performance to or lower in price than ours could restrict our ability to continue to effectively compete in the marketplace for spectacle lenses.

A decrease or change in business from one of our more significant customers could reduce our revenues and impair our financial condition.

Substantially all of our customer arrangements are by purchase order or are terminable at will, at the option of either party. Our top five customers represented approximately 41% of our revenues for the year ended December 31, 2005 and approximately 54% of our revenues for the nine months ended September 30, 2006. LensCrafters, a subsidiary of Luxottica Group, the world’s largest optical retailer, accounted for approximately 23% of our revenues for the year ended December 31, 2005 and approximately 35% of our revenues for the nine months ended September 30, 2006. Wal-Mart accounted for approximately 12% of our revenues for the nine months ended September 30, 2006. We consider some variability in sales to our largest customers to be normal. No customer other than Wal-Mart and LensCrafters accounts for more than 10% of our revenues. The loss of, substantial decrease in the amount purchased by, or a write-off of any significant receivables due from, any one or more of our significant customers could materially reduce our revenues and impair our financial condition. Furthermore, if any of our significant customers significantly alter their terms and conditions of purchase and acceptance of our products, this could negatively impact our working capital and timing of our sales. Furthermore, our significant customers could seek to exert pressure on the pricing of our products which, if successful, could decrease our revenues and margins. In the future, customers may consolidate, undergo restructurings or reorganizations, or realign their affiliations, any of which could decrease the amount these customers purchased from us.

We depend on a limited number of third party suppliers, or in some cases a sole third party supplier for certain components of our operations. If our relationships with any of these third party suppliers ends or deteriorates, it could have a material adverse effect on our business and results of operations.

We rely on a limited number, or in some cases, a sole third party supplier for certain key components of our operations, including the manufacture of photochromic dye, polycarbonate resin, polarized and photochromic film, glass blanks and plastic lenses. For example, we purchase the film we use in our photochromic lenses and the glass blanks we use to manufacture our prescription glass lenses from single suppliers. We also send the dye we purchase for use in our photochromic lenses to a third party who combines that dye with other materials we purchase to produce the sheets of film we use for our photochromic lenses. In addition, like other manufacturers in our industry, we purchase the film we use in our polarizing lenses from a single supplier that maintains proprietary rights to this film. We have a supply contract with this supplier that extends until August, 2008.

If our suppliers deliver products that are defective or that otherwise do not meet our specifications, our product failure and return rates may increase, and the reputation of our products and our brands may suffer. In some cases, we do not have contracts with our suppliers and rely on our suppliers’ acceptance of our purchase orders consistent with past practice. If our suppliers do not meet our delivery requirements or cease doing business with us for any reason, we might miss our customers’ delivery deadlines and adversely affect our order fill rates, which could cause our customers to cancel or reduce orders, refuse to accept deliveries or demand reduced prices. Even if acceptable alternative suppliers are found, the process of locating such alternative suppliers is likely to disrupt our business and we cannot assure you that we will be able to secure alternative suppliers that provide the same quality product on acceptable terms or at all. Extended unavailability of necessary supplies and raw materials would cause us to be unable to produce one or more of our products for a period of time which could substantially reduce our revenue, damage our customer relationships and harm our business.

We depend on our manufacturing facilities in Ramsey, Minnesota and Jakarta, Indonesia. An interruption of manufacturing at either of these facilities for any reason could have a material adverse effect on our results of operations.

We manufacture our products and store component and finished product at each of our manufacturing facilities in Ramsey, Minnesota and Jakarta, Indonesia, with most of our finished product inventory stored at our facility in Ramsey, Minnesota. A disruption of our operations at or damage to either of these facilities or interruption caused by our suppliers, whether as a result of equipment maintenance outages or failures, prolonged power failures, fire, natural disaster, act of war, terrorist attack, labor dispute or other operational problems, could impede our ability to produce and deliver products on a timely basis and could materially adversely damage our business, financial condition and results of operations. We may also periodically shut down our facilities for scheduled maintenance and to otherwise help manage our operations, which if not managed properly, could cause unexpected disruption and expense.

Our international operations are subject to additional political, economic and other uncertainties.

Our international operations, including our manufacturing facilities in Jakarta, Indonesia, are subject to a number of risks inherent in foreign operations, including:

•       political, social and economic instability;

•       language barriers;

•       difficulties in managing foreign operations;

•       potential seizure or nationalization of assets;

•       requisite adherence to annual collective bargaining agreements mandated by the Indonesian government;

•       changes in laws and policies affecting import-export restrictions and tariffs;

•       difficulties in complying with foreign laws and regulations; and

•       greater difficulty in protecting our intellectual property.

These risks could have a material adverse effect on our foreign operations, including our Indonesian operations, or our business as a whole.

If we do not effectively keep pace with changing market conditions or successfully develop new products and product enhancements that receive the market acceptance we expect, our business, results of operations and prospects may suffer.

The market for prescription spectacle lenses is characterized by:

•       changing technology;

•       frequent product introductions and enhancements;

•       evolving industry performance standards;

•       alternative methods of vision correction, such as laser surgery and contact lenses; and

•       changes in customer and end-user requirements, fashion trends and demands.

Any one of these changes could reduce the demand for our existing products, render portions of our existing product inventories obsolete and require us to expend substantial resources for research, design and development of new products and technologies to avoid technological or market obsolescence. Our success will depend on our ability to continually enhance our existing products and develop or acquire and market new products in an effort to maintain and increase revenues and to improve our gross margins. Our R&D efforts may not result in new product enhancements, manufacturing processes or products, or there may not be a market for products related to or based on these new concepts. New products that we develop, if any, may not be accepted in the marketplace, either at all or on a timely basis or at competitive prices. If we fail to provide the necessary funds to complete our various R&D projects or if we miss our target deadlines for our R&D projects, we may lose any competitive advantage we may have had. Any delay or failure by us to respond to changing market conditions or to technological advances by our competitors would have a material adverse effect on our business, operating results and financial condition. If we misjudge the market for our products or are unable to differentiate our product offerings, we may lose sales and be faced with excess raw materials and finished goods inventory. An increase in obsolete inventory may result in a decrease in our gross profit and lead to significant losses.

Failure to protect our proprietary technology may impair our ability to compete effectively.

Our success and ability to compete within the prescription spectacle lens industry depend in large part on our ability to protect our proprietary technology, such as our patented manufacturing process that we use to produce our proprietary products. To do so, we currently rely on a combination of patent protection for our technologies and products, trade secret and intellectual property laws, nondisclosure and other contractual agreements, and other technical measures to protect our proprietary rights and maintain the confidentiality of key business and manufacturing processes.

However, intellectual property law protection may be insufficient to safeguard our proprietary information. The validity and breadth of claims in patent applications for prescription spectacle lens technology or processes involve complex legal and factual questions and may therefore be highly uncertain. There is a risk that:

•       patent authorities will not grant patents based on our pending applications;

•       the scope of any patent protection we receive will exclude competitors or not provide us with competitive advantages;

•       any of the patents that have been or may be issued to us will be held invalid if subsequently challenged; or

•       others will claim rights in or ownership of the patents and other proprietary rights that we hold.

Further, our competitors may develop similar products or technologies, duplicate any of our products or technologies, or engineer around any patents that have been or may be issued to us. In addition, not all of our employees or suppliers and customers are subject to confidential undertakings in favor of our company, and even where they are, these measures may not be sufficient to protect our technology from third-party infringement or misappropriation. Our counterparties may breach these agreements, and we may not have adequate remedies for any breach. In addition, our competitors may learn of our trade secrets through other methods. Intellectual property law protection may be insufficient to safeguard our proprietary information, and our products may be sold in countries that provide less protection to intellectual property than the United States, or no protection at all. If any third parties infringe our proprietary technology rights, this infringement could have a material adverse effect on our competitive position.

Our business may suffer if we are involved in disputes or protracted negotiations regarding our intellectual property rights or the intellectual property rights of third parties.

We are subject to the risk of adverse claims and litigation alleging infringement by us on the intellectual property rights of others. There is an increasing number of patents and patent applications in our industry. Third parties may assert infringement claims in the future, alleging infringement by our current or future products or applications.

We may institute or otherwise be involved in litigation to protect our registered patents and/or trade secrets or know-how, challenge the validity of proprietary rights of others or defend against alleged infringement by us of proprietary rights of others. This type of litigation is costly and diverts management’s attention from its day-to-day responsibilities of running our business. In addition, an adverse determination in such a litigation could:

•       limit the value of our intellectual property;

•       subject us to significant liabilities to third parties;

•       require us to seek licenses from third parties; or

•       prevent us from manufacturing and selling products.

Any of these occurrences could have a material adverse effect on our business, financial condition and results of operations.

In addition to our own proprietary technology, we rely on licensed intellectual property from third parties for use in our products. The impairment or loss of our ability to use any of this licensed technology could materially harm our business and results of operations.

In addition to our own proprietary technology, we have acquired rights to certain other technology for use in our products. In particular, we have obtained exclusive rights from a third party to use certain photochromic dye in our polycarbonate lenses.

Termination or impairment of our rights under these licenses could result in significant manufacturing interruptions, delays or reductions in product shipments until alternative technology could be developed, licensed and integrated, if at all possible, which would materially harm our business and results of operations.

Our operating results may fluctuate due to a number of factors, many of which are beyond our control.

Our results of operations may fluctuate significantly in the future on a quarterly and an annual basis due to a number of factors, many of which are beyond our control. These factors, among the other factors described elsewhere in these risk factors and this prospectus include:

•       variations in the timing of orders and shipments of our products and services;

•       variations in the demand from and the size of orders by our customers;

•       mismatching of production runs and inventories with customer demand;

•       timing and magnitude of product returns and recalls;

•       seasonal variations in customer spending and production;

•       our ability to bring new products into volume production efficiently;

•       variability in the rate at which we produce products without defects in our manufacturing process, particularly related to our newer and more complex products;

•       shifts in market and industry emphasis and end-user demands; and

•       market conditions in the prescription spectacle lens industry and in the economy as a whole.

These factors complicate our planning processes and reduce the predictability of our earnings. This problem is particularly acute for us because of our relatively small size and the dynamics of the industry and markets in which we operate. Fluctuations in our quarterly results could cause us to fail to meet expectations (either our own or those of securities analysts) for the relevant period and could cause the trading price of our shares to decline. Therefore, period-to-period comparisons of our results of operations may not be meaningful, and you should not rely on them as indications of our future performance.

Fluctuations in the price and quality of our raw materials could increase our costs, which could result in smaller profit margins and lower sales volume.

Fluctuations in the price and quality of our raw materials, including plastic lenses, coatings, photochromic dye, polycarbonate resin, polarized and photochromic film, could have a negative effect on our cost of sales, profit margins and our ability to meet the demands of our customers. Inability to meet the demands of our customers could result in the loss of future revenues. We may not be able to pass along to our customers all or a portion of the costs of higher raw materials due to competitive and marketing pressures. Fluctuations in the pricing of commodities such as natural gas or oil, which is a primary ingredient of resin, could significantly harm our results of operations. While we will try to offset any price increases through cost savings, production efficiencies and product price increases, these efforts may not be successful.

We may not be able to continually reduce manufacturing costs for our products.

Prices for certain of our products come under pressure, in particular when such products become available from a comparatively large number of suppliers with little product differentiation. To maintain or strengthen our competitive position within the prescription spectacle lens industry, we must continually reduce our product manufacturing costs while maintaining quality and service. These reductions are necessary to help offset price decreases, inflationary pressures and changes in product mix and customer demand. Using additional capacity under the revolving line of credit of our Senior Credit Facility following completion of this offering, we intend to improve operating efficiencies at our manufacturing facilities. We may not, however, realize the efficiencies we seek to achieve and we may be unable to improve or sustain our margins. In particular, we also expect that our margins will improve across our product lines as we streamline our manufacturing process of our photochromic product line, but we may be unable to achieve this result. In fact, our operating efficiencies and margins could decrease in the future due to numerous factors. While we maintain a low cost production facility in Jakarta, Indonesia, our competitors may have or establish even lower cost operations. To the extent our cost reduction activities are unsuccessful, in part or in full, our ability to compete may be significantly impacted and our profit margin may be reduced.

Our business could be harmed if we are unable to manage our growth effectively.

We may be unable to successfully implement our business strategy to grow our operations. Growth places a strain on operational, human and financial resources. To manage our growth, we must continue to improve our operating and administrative systems and attract, retain and assimilate qualified management, engineering, sales and marketing and manufacturing personnel. Failure to manage our growth effectively could have an adverse effect on our business.

Part of our expansion strategy may include establishing joint ventures and acquiring complementary businesses or technologies. Negotiating potential acquisitions or joint ventures as well as integrating newly acquired or jointly developed businesses, products or technologies into our operations could divert our management’s attention from other business matters and could be expensive and time-consuming. We may be unsuccessful in identifying or integrating target businesses, technologies or joint ventures or we may be unable to realize the intended sales and cost benefits of the acquisition or joint venture.

In addition, future acquisitions could require substantial cash expenditures or require us to incur debt and contingent liabilities from acquired companies. We may also issue equity securities in the context of an acquisition that could cause dilution to our existing stockholders at the time. Additionally, we may incur impairment charges related to goodwill and amortization of intangibles (such as intellectual property). Likewise, we may write off in-process research and development that we no longer wish to continue to fund. We may also experience performance problems with an acquired company, which could result in customer dissatisfaction and cause us to suffer a decrease in our profit margins. Any of these factors could harm our business, financial condition and results of operations.

Our success depends on the service of key personnel.

Our continued growth and success depend to a large extent on the services of our key personnel, in particular, Douglas Hepper, our chief executive officer. We also depend on certain of our key sales staff and sales agents, as well as on key scientific, technical and manufacturing personnel. If any of these key personnel should leave our employ or if these agents should terminate their relationship with us, we may be unable to locate and recruit sufficient replacement personnel without undue delay or additional cost or at all. Any such delay or inability could delay or harm our ability to implement our business plan.

We generate a portion of expenses and revenues in currencies other than the dollar. As a result, our results of operations may be adversely affected by currency fluctuations.

We operate globally, and our financial results are subject to both transaction and translation effects resulting from fluctuations in currency exchange rates. We generate our revenues in U.S. dollars, pounds sterling, euros and Canadian dollars, and we incur a portion of our expenses, principally salaries and related expenses of our staff in Indonesia, in rupiah. In 2005 we generated 92% of our revenues in U.S. dollars, 6% in pounds sterling and the remainder of our revenues in other currencies, and we incurred approximately 78% of our expenses in U.S. dollars, 7% in each of rupiah and yen and 8% in other. Exchange rate fluctuations between the currencies mentioned can negatively impact our revenues, cost of products sold and other operating expenses. See “Management’s discussion and analysis of financial condition and results of operations.” We currently do not hedge our currency exposure through financial instruments.

We are at risk that users of our products will sue us for product liability or that our products will be the subject of recalls. If we are unable to successfully defend ourselves against product liability lawsuits or if a large volume of our products are recalled, our business and financial performance could be negatively affected.

All of our products are designed for use by consumers. We face the business risk of exposure to product liability claims in the event that the use of any of our products results in personal injury. We also face the risk that our products could be the subject of mandatory or voluntary recalls. In the event that any of our products prove to be defective, we may be required to recall or redesign such products. Significant recalls could negatively impact our customer relations and could possibly result in lost business. We may be unsuccessful in our efforts to redesign a defective product and could lose a significant volume of business and could be forced to scrap existing inventory as a result. The insurance that we maintain against product liability claims may not be adequate for liabilities actually incurred. A successful claim brought against us or any claim or product recall that results in significant adverse publicity against us may have an adverse effect on our existing financial condition and future business prospects.

If we fail to remedy the material weaknesses in our internal control over financial reporting, we may be unable to timely and accurately record, process and report financial data, fail to meet our periodic reporting obligations or have material misstatements in our financial statements.

For the year ended December 31, 2005, certain matters that were considered to constitute material weaknesses in our internal controls, as defined under standards established by the American Institute of Certified Public Accountants, or the AICPA, were identified by management. Management has concluded that material weaknesses did exist at December 31, 2005.

A material weakness is defined as a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected under the standards established by the AICPA. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects a company’s ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of a company’s annual or interim financial statements that is more than inconsequential will not be prevented or detected. A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

The material weakness determination was based upon observations that led to a conclusion that our accounting and finance department did not have adequate resources to complete an effective and efficient financial closing and reporting process as evidenced by the significant number of adjusting journal entries identified throughout the audit of our financial statements for the year ended December 31, 2005. The adjusting journal entries were due to errors identified in which transactions were not appropriately and consistently accounted for in accordance with GAAP. Additionally, this lack of accounting and finance resources resulted in the lack of timely completion and review of account reconciliations and journal entries. These material weaknesses contributed to our need to restate our financial statements for the two months ended December 31, 2004 and the year ended December 31, 2005.

The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to continue to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. We have implemented remedial measures for some of the material weaknesses we have identified, however, we have very limited operating experience with the remedial measures we have implemented to date and the measures we have taken to date or any future measures we may take may not adequately remedy all of the material weaknesses in internal control we have identified. Despite our efforts, the measures we implement may not enable us to maintain adequate controls over our financial and reporting processes in the future.

Additional material weaknesses in our internal controls could be discovered in the future. Any failure to remedy the material weaknesses identified by management, any failure to implement required new or improved controls and the discovery of unidentified material weaknesses could harm our operating results, cause us to fail to meet our reporting obligations, subject us to increased risk of errors and fraud related to our financial statements or result in material misstatements in, and untimely filing of, our financial statements. Any such failure also could adversely affect the results of the periodic management evaluations and annual auditor attestation reports regarding the effectiveness of our “internal control over financial reporting” that will become required under Section 404 of the Sarbanes-Oxley Act of 2002. The existence of a material weakness could result in errors in our financial statements that could warrant an additional restatement of our existing financial statements or could cause a restatement of future presented financial statements. The need to restate our financial statements could cause us to fail to meet our reporting obligations. Inadequate internal controls and untimely financial reporting could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

Our operating history as a stand-alone company is brief, and financial information of our predecessor may not be representative of current operations.

Our operating limited partnership was formed in June 2004 and began its operations in November 2004 when our equity sponsors purchased substantially all of the assets of our predecessor’s lens manufacturing, design and distribution operations and other assets related to its business in a bankruptcy court supervised auction sale process. Vision-Ease Lens Corporation was formed in July 2006 as a wholly owned subsidiary of our operating limited partnership to succeed the business of our operating limited partnership. The financial information of our predecessor company, a subsidiary of BMC Industries, Inc., presented in this prospectus may not be fully representative of our current operations. Therefore, investors have only 23 months of our stand-alone operating history to analyze, which may not adequately reflect normally recurring long-term business cycles that may affect future financial results.

The terms of our Senior Credit Facility impose operating and financial restrictions, which may prevent us from raising additional capital, making future capital expenditures and capitalizing on certain business opportunities.

The terms of our Senior Credit Facility include certain covenants limiting our ability to, among other things:

•  declare dividends or redeem or repurchase capital stock or make other shareholder distributions;

•  prepay, redeem or purchase certain debt;

•  create liens;

•  invest in other entities or make loans;

•  guarantee or incur additional debt;

•  make capital expenditures;

•  merge or consolidate with any entity or make any acquisitions;

•  change the nature of our business;

•  change our fiscal year or method of accounting; or

•  enter into transactions with affiliates that are not arms-length.

These covenants may adversely affect our ability to finance our future operations and capital needs or limit our ability to pursue certain business opportunities or take certain corporate actions.  A breach of any of these covenants could result in a default of our Senior Credit Facility.  If a default occurred, our indebtedness under our Senior Credit Facility could be declared immediately due and payable. In such event, we may not be able to obtain additional financing to replace our Senior Credit Facility on favorable terms or at all.

We may be adversely affected by environmental and safety regulations to which we are subject.

We must comply with United States and foreign environmental laws and regulations concerning emissions to the air, wastewater discharges and the generation, handling, storage, transportation and disposal of hazardous wastes, and with other federal, state and foreign laws and regulations. We believe that we possess all material permits and licenses necessary for the continuing operations of our business and believe that our operations are in substantial compliance with the terms of all applicable environmental laws. In the event that we do not operate in compliance with all such requirements, we could be subject to potentially significant fines and penalties for any noncompliance that may occur. Additionally, it is impossible for us to predict accurately what effect these laws and regulations will have on us in the future.

Risks related to our relationship with our equity sponsors

The interests of our equity sponsors may not coincide with your interests as a holder of our common stock because our equity sponsors will continue to have significant influence over our business after this offering and could (i) cause us to enter into agreements or transactions adverse to your interests or (ii) delay, deter or prevent a change of control, change in management or business combination that may be beneficial to our stockholders and as a result, may depress the market price of our stock.

After the offering our equity sponsors, Insight Equity and Rosewood, will hold      % of our shares, or      % if the underwriters exercise their over-allotment option in full. In addition, six of the eight directors that will serve on our board of directors immediately following this offering will be representatives of either Insight Equity or Rosewood. Some of these individuals are also members of the management of our equity sponsors. These persons will have fiduciary duties to both us and our equity sponsors. As a result, they may have real or perceived conflicts of interest on matters affecting both us and our equity sponsors and in some circumstances may have interests adverse to ours.

These significant stockholders will have sufficient voting power and representation on our board of directors to effectively control all matters concerning our company, including matters that require stockholder and board approval. Our equity sponsors will have significant influence over our day-to-day corporate and management policies. For example, they will have the power to affect our legal and capital structure; to elect all of our directors; to prevent or effect changes in our control or management; to approve or reject changes to our operations or strategic direction; to amend our articles of incorporation and change the rights attached to our shares; and to determine whether we may enter into material agreements or business combination transactions in which stockholders could receive a premium over the prevailing market price for our shares. In these and other circumstances, our equity sponsors’ interests may conflict with yours and you may be unable to prevent our equity sponsors from acting in conflict with your interests, which may depress the market price of our stock.

Our equity sponsors are in the business of making investments in companies and may, from time to time, acquire and hold interests in businesses that either compete directly or indirectly with us or that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us.

Our equity sponsors are in the business of making investments in companies and may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us. Each of our equity sponsors may also pursue, for their own account, acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. Additionally, we have specifically renounced in a board resolution any duty that the equity sponsors or their representatives may have had to offer to us any investment or business opportunity of which they are aware.

Risks related to the offering and to our shares

The price of our shares may fluctuate substantially, and your investment may decline in value.

The initial public offering price for our common shares sold in this offering will be determined by negotiation between the representatives of the underwriters, the selling stockholders and us. This price may not reflect the market price of our shares following this offering. In addition, the market price of our shares is likely to be highly volatile and may fluctuate substantially due to many factors, including:

•       actual or anticipated fluctuations in our results of operations;

•       variance in our financial performance from the expectations of market analysts;

•       conditions and trends in the markets we serve and changes in the estimates of the sizes and growth rates of these markets;

•       publication of reports about our company;

•       announcements about significant contracts by us or our competitors;

•       changes in our pricing policies or the pricing policies of our competitors;

•       loss of one or more of our significant customers;

•       changes in legislation;

•       changes in market valuation or earnings of our competitors;

•       announcements of technological innovations, new products or product enhancements, strategic alliances or significant agreements by us or by our competitors;

•       recruitment or departure of key personnel;

•       sale of our common stock, including by insiders;

•       changes in the estimates of our operating results or changes in recommendations by any securities analysts that elect to follow our common shares;

•       the trading volume of our shares; and

•       general economic conditions.

In addition, the stock markets in general have experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of our common shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been instituted against that company. Such litigation, if instituted against us, could result in substantial costs and a diversion of management’s attention and resources, which could materially harm our business, financial condition, future results and cash flow.

We may require additional capital after the offering, and this additional capital may not be available on acceptable terms or at all.

We may need to raise additional funds relatively quickly after completion of the offering if our estimates of revenues, working capital or capital expenditure requirements change or prove inaccurate in order for us to respond to technological changes or marketing hurdles or to take advantage of unanticipated acquisition opportunities. Funds may not be available at the time or times needed, or may be available only on terms unacceptable to us. If adequate funds are not available, or are not available on acceptable terms, we may not be able to take advantage of market opportunities to develop new products, make acquisitions or otherwise respond to competitive pressures. This inability could significantly damage our business, results of operations and prospects.

Future sales of our shares of our common stock could adversely affect its market price.

If our stockholders sell a significant number of shares of our common stock in the public market following this offering, the market price of our common stock could fall. We and all of our current stockholders will agree not to sell, directly or indirectly, any of our common stock without the prior consent of J.P. Morgan Securities Inc. for a period of 180 days after the date of this prospectus (or up to approximately 30 days longer in certain circumstances). After this offering our current stockholders will hold approximately      % of the outstanding shares of our common stock (     % if the underwriters exercise their over-allotment option in full). These stockholders will not be contractually prohibited from transferring shares of our common stock following the lock-up period and may also transfer their shares prior to the expiration of the lock-up period with the prior consent of J.P. Morgan Securities Inc., in its sole discretion. In addition, after the expiration of the lock-up period, we could issue and sell additional shares of our common stock. Any sale by us or our current stockholders of our common stock in the public market, or the perception that sales could occur, could adversely affect the prevailing market price for our common stock.

Provisions of our charter and Delaware law could inhibit the acquisition of us by others.

Certain provisions of our charter and by-laws, to be effective immediately prior to this offering, may inhibit a change of control not approved by our board of directors or changes in the composition of our board of directors, which could result in the entrenchment of current management. These provisions include:

•       advance notice requirements for stockholder proposals and director nominations;

•       limitations on the ability of stockholders to amend, alter or repeal our by-laws;

•       the ability of our board of directors to fill vacancies on our board or fill additional directorships resulting from an increase in the size of our board; and

•       the authority of the board of directors to issue, without stockholder approval, preferred stock with such terms as the board of directors may determine and additional shares of our common stock.

Purchasers of our common stock will experience substantial and immediate dilution in the net tangible book value per share of their investment.

Prior investors have paid substantially less per share for our common stock than the price in this offering. The assumed initial public offering price of our common stock is substantially higher than the net tangible book value per share of outstanding common stock immediately after this offering. You will incur immediate and substantial dilution of $        per share in the net tangible book value of our common stock as of September 30, 2006 at an assumed initial public offering price of $        per share (the mid-point of the range set forth on the cover page of this prospectus). You will incur additional dilution if holders of options to purchase or rights with respect to shares of common stock, whether currently outstanding or subsequently granted, exercise the options or rights following this offering.

We will have broad discretion in how we use the proceeds of this offering, and we may apply the proceeds to uses that will create losses.

We intend to use a portion of the net proceeds of this offering to repay our Term B Loans with ORIX Finance Corp., redeem Rosewood’s Class A-1 Preferred Partnership Rights, terminate a management agreement with Insight Equity and pay down our revolving Senior Credit Facility with PNC Bank. We intend to use the additional capacity under our revolving Senior Credit Facility for general corporate purposes, including the purchase of equipment to increase our manufacturing capacity and efficiency. While we have estimated the amounts we expect to use for certain of these purposes, our management will have significant discretion in the use of this capital and you may disagree with the way these funds are utilized. These proceeds may not be invested to yield a significant return, or any return at all, and we may incur substantial losses.

Requirements associated with being a public company will require significant company resources and management attention.

After completion of this offering, we will become subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the other rules and regulations of the Securities and Exchange Commission, or the SEC. We will also be subject to various other regulatory requirements, including the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we evaluate and determine the effectiveness of our internal control over financial reporting by December 31, 2007. If we or our independent registered public accounting firm identify continued or new material weaknesses or significant deficiencies in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. As a result, our stockholders could lose confidence in our financial reporting, which could harm the trading price of our stock. See our discussion of material weaknesses in our internal control over financial reporting discussed earlier in these risk factors for an additional discussion of the risks associated with this matter. In addition, upon completion of this offering, we will become subject to the rules of The Nasdaq Global Market.

We are working with our independent legal, accounting and financial advisors to identify those areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. These areas include corporate governance, corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We have made, and will continue to make, changes in these and other areas, including our internal control over financial reporting. However, these and other measures we may take may not be sufficient to allow us to satisfy our obligations as a public company on a timely basis.

We currently expect to incur an estimated $1.6 million of incremental operating expenses in our first year of being a public company and an estimated $1.4 million per year thereafter. The incremental costs are estimates, and actual incremental expenses could be materially different from these estimates. We may be unable to accurately predict or estimate the amount of the additional costs we may incur, the timing of such costs or the degree of impact that our management’s attention to these matters will have on our business.

In addition, being a public company could make it more difficult or more costly for us to obtain certain types of insurance, including directors’ and officers’ liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

We are a “controlled company” within the meaning of the rules of The Nasdaq Global Market and, as a result, will qualify for and, intend to avail ourselves of, exemptions from certain corporate governance requirements.

Following completion of this offering, we will be deemed to be a “controlled company” within the meaning of the rules of The Nasdaq Global Market. Under those rules, a company of which more than 50% of the voting power is held by a group is a “controlled company” and may elect not to comply with the Nasdaq corporate governance requirements that we have a majority of independent directors on our board of directors and that we have a compensation committee and nominating and corporate governance committee composed entirely of independent directors. We intend to avail ourselves of this exemption and therefore we do not intend to have a majority of independent directors or compensation committee and nominating and corporate governance committee composed entirely of independent directors. In addition, we intend to take advantage of certain “grace periods” for newly public companies under certain of the new SEC and Nasdaq rules and regulations, which grace periods will provide us a short period of time after we become a public company before we are required to be in full compliance with these rules and regulations. Our ability to satisfy the various requirements before the expiration of the applicable grace periods will depend largely on our ability to attract and retain qualified independent members of our board of directors, particularly to serve on our audit committee, which may be more difficult in light of these new rules and regulations. If we fail to satisfy the various requirements before the expiration of the applicable grace periods, our common stock may be delisted from Nasdaq, which would cause a decline in the trading price of our common stock and impair the ability of the holders of our common stock to sell and buy our common stock in a public market. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.

Forward-looking statements

Any statements contained in this prospectus that are not statements of historical fact, including statements about our beliefs and expectations, are forward-looking statements and should be evaluated as such. The words “believe,” ”anticipate,” “intend,” “target,” “estimate,” “plan,” “assume,” “may,” “will,” “seek,” “should,” “expect,” “could” and similar expressions, including the negative of those words are intended to identify forward-looking statements. These forward-looking statements are contained throughout this prospectus, for example in “Summary,” “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations,” and “Business.” Such forward-looking statements reflect, among other things, our current expectations, plans and strategies, and anticipated financial results, all of which are subject to known and unknown risks, uncertainties and factors that may cause our actual results to differ materially from those expressed or implied by these forward-looking statements. Many of these risks are beyond our ability to control or predict. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this prospectus. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. When considering forward looking statements, please review the risk factors described under “Risk factors” in this prospectus. Furthermore, forward-looking statements speak only as of the date they are made. We do not undertake any obligation to update or review any forward-looking information, whether as a result of new information, future events or otherwise.

Trademarks and trade names

Trademarks and trade names used in this prospectus are the property of their respective owners. We have utilized the ® symbol the first time each brand appears in this prospectus.

Market data

The data included in this prospectus regarding markets and ranking, including the size of certain markets and our position within these markets, are based upon independent industry publications, information published by industry participants and estimates based on our knowledge of, and experience in, the markets in which we operate. Our estimates have been based on information obtained from our customers, suppliers, trade and business organizations and other contacts in the markets in which we operate. While we believe this data to be accurate as of the date of this prospectus, market data is subject to change and cannot always be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any survey of market size. None of the publications, reports or other published industry sources referred to in this prospectus were commissioned by us or prepared at our request and we have not sought or obtained the consent from any of these sources to include their data in this prospectus.

Vision Counsel of America, or VCA, from whom we obtained a majority of the market data used in this prospectus, is a trade organization dedicated to educating the public about eye health and eye wear. To our knowledge, VCA funds its operations primarily through revenues it derives from trade shows it organizes each year and through member dues. Douglas C. Hepper, our Chief

Executive Officer and a director nominee, is a director of VCA and the Chairman of its lens division, one of five divisions of VCA. VCA uses a third party to collect and report market data, and Mr. Hepper is not involved in the process of collecting or reporting market data by virtue of his positions at VCA.

Our corporate history

Prior to November 2004, our predecessor, whose financial information is presented in this prospectus, operated as a wholly-owned subsidiary of BMC Industries. Due to a variety of factors, including unfavorable exchange rates forcing the bankruptcy of BMC Industries’ German aperture mask business, the movement of most television manufacturing and assembly operations to Asia, and the effects of a 1998 acquisition of a lens manufacturing company in Azusa, California that was closed in 2002, both BMC Industries and our predecessor filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code in June 2004. Insight Equity A.P. X, LP was formed on June 17, 2004. In November 2004, our equity sponsors, namely Insight Equity and Rosewood, using both equity and borrowed money, purchased substantially all of the assets of our predecessor’s lens manufacturing, design and distribution operations from BMC Industries in a bankruptcy-court supervised auction sale process. See “Management’s discussion and analysis of financial condition and results of operation” for information regarding the comparability of the financial information of our predecessor company prior to November 1, 2004 to our financial information beginning November 1, 2004.

Since November 1, 2004, we have operated through a Texas limited partnership, namely Insight Equity A.P. X, LP and its consolidated subsidiaries. In July 2006, Insight Equity A.P. X, LP formed Vision-Ease Lens Corporation, a Delaware corporation as a wholly owned subsidiary for the sole purpose of succeding to the business of Insight Equity, A.P. X, LP. Immediately prior to the closing of this offering, we will complete a merger between Vision-Ease Lens Corporation and Insight Equity A.P. X, LP and its consolidated subsidiaries, which will result in our limited and general partners becoming stockholders of Vision-Ease Lens Corporation. The corporation’s tax basis in the assets received from Insight Equity A.P. X, LP in the merger generally will be the same tax basis as the partnership had in those assets, commonly referred to as a carryover basis. Accordingly, the fair market value of the assets may be substantially greater than their tax basis. This will result in smaller depreciation deductions and larger taxable gains on any sale of those assets than if we had purchased those assets at their fair market value. We will record deferred income taxes for differences between the financial statements and income tax bases of assets and liabilities. As a limited partnership, we are currently not subject to income taxation. Following the merger of the limited partnership into a Delaware corporation, we will be subject to corporate level income tax.

Use of proceeds

Based upon an assumed initial public offering price of $         per share (the mid-point of the range set forth on the cover page of this prospectus), we estimate that our net proceeds from the sale of                  shares of our common stock in this offering, after deducting underwriting discounts and commissions and estimated offering costs of approximately $         million payable by us, will be approximately $         million. A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) the net proceeds to us from this offering by $       million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and our estimated offering expenses.

We intend to use the proceeds we receive from this offering as follows:

•       $                  to repay our Term B loans with ORIX Finance Corp.;

•       $                  to redeem Rosewood’s Class A-1 Preferred Partnership Rights;

•       $                  to terminate our management agreement with Insight Equity; and

•       $                  to pay down our revolving line of credit under our Revolving Credit, Term Loan and Security Agreement, or the Senior Credit Facility, with a group of lenders for whom PNC Bank, National Association, or PNC Bank acts as agent. Our revolving line of credit under the Senior Credit Facility provides for a $25.0 million revolving line of credit that terminates December 1, 2008 and had an outstanding balance of $11.1 million as of September 30, 2006.

We will not receive any of the proceeds from sales of common stock by the selling stockholders in this offering. Pending the uses described herein, we intend to invest the net proceeds of this offering in short-term, interest bearing, investment grade securities.

We entered into a Loan and Security Agreement on December 1, 2005, with a group of lenders for whom ORIX acts as agent, or the Term B Facility. Loans under this facility, referred to as Term B Loans, total $31.5 million, bear interest at a floating rate based on LIBOR plus 6.5% (or a minimum of 10.0%) and mature December 1, 2011. As of September 30, 2006, these borrowings bore interest at the rate of 11.82% per annum. We are required to repay these borrowings at ORIX’s request, within five business days of the completion of this offering. If ORIX does not request this prepayment, we will also incur a prepayment premium equal to 1.0% of the principal amount repaid if such prepayment occurs prior to December 2, 2007. We also entered into our Senior Credit Facility on December 1, 2005.

Rosewood holds Class A-1 Preferred Partnership Rights which are entitled to a preferential return and subject to mandatory redemption by us upon completion of an initial public offering. In connection with our merger into a Delaware corporation, these rights will be converted into a right to receive cash in the aggregate amount estimated to be $                  that will be paid out of the proceeds of this offering.

On October 31, 2004, we entered into a management agreement with Insight Equity, one of our equity sponsors, pursuant to which they have provided management and related services to us. In addition to reimbursement for actual out-of-pocket expenses, this agreement presently provides for payment of a annual fee of approximately $1.0 million for the first 12 months and an amount to be determined by the members of the board of managers of our general partner who are not affiliated with Insight Equity for each subsequent year thereafter. We have no ability to terminate this agreement without cause but have negotiated its termination (other than certain indemnification provisions) for payment of a termination fee of $                  contemporaneous with the completion of this offering.

Pending the uses described herein, if applicable, we intend to invest the net proceeds of this offering in short-term, interest bearing, investment grade securities.

Dividend policy

We intend to invest cash generated from our operations into expanding our business, and we do not expect to pay any cash dividends to holders of our common stock in the foreseeable future. Declaration and payment of any cash dividends in the future, however, is within the discretion of our board of directors and will depend on our financial condition, results of operations, future prospects and capital and legal requirements as well as other factors deemed relevant by our board of directors. In addition, the terms of our Senior Credit Facility that will remain in place after completion of this offering limit our ability to pay cash dividends on our common stock.

Capitalization

The following table sets forth our cash and consolidated capitalization as of September 30, 2006:

•       on an actual basis (reflects capitalization of our operating limited partnership prior to the merger into a corporation);

•       on a pro forma basis to reflect our merger into a corporation; and

•       on a pro forma as adjusted basis to reflect the sale of shares of our common stock offered by us in this offering at an assumed initial public offering price of $                          per share (the mid-point of the range set forth on the cover page of this prospectus), after deduction of estimated underwriting discounts and commissions and estimated offering expenses payable by us, the use of proceeds therefrom as described under “Use of proceeds” and our merger into a corporation.

You should read this table together with “Management’s discussion and analysis of financial condition and results of operations” and our and our predecessor’s consolidated financial statements and related notes thereto included elsewhere in this prospectus.

As of September 30, 2006 (in thousands, except per share amounts)	Actual	Pro forma	Pro forma as adjusted
Revolving credit agreement	$11,096
Current portion of long-term debt and capital lease obligations	2,101
Long-term debt and capital lease obligations	12,228
Fair value of warrant put option	2,804
Subordinated debt	31,500
Partners’/stockholders’ equity:
Class A-1 preferred partnership interests;	—
Class B common partnership interests;	—
Preferred stock, $0.01 par value, shares authorized; no shares issued and outstanding on an actual basis; no shares issued and outstanding on a pro forma and pro forma as adjusted basis
Common stock, $0.01 par value, shares authorized; no shares issued and outstanding on an actual basis; shares issued and outstanding on a pro forma and pro forma as adjusted basis
Additional paid-in capital
Retained earnings (accumulated deficit)	(548)
Total partners’ capital / stockholders’ equity (deficit)	(548)
Total capitalization(1)	$59,181

(1)    A $1.00 increase (decrease) in the assumed initial public offering price of $        per share would increase (decrease) the net proceeds to us from this offering by $       million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and our estimated offering expenses.

Dilution

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value (deficit) per share of common stock upon completion of this offering. The following illustration assumes that we completed our merger into a Delaware corporation on September 30, 2006 and, as a consequence, all of the partnership interests in existence prior to the merger were converted into                            shares of our common stock.

As of September 30, 2006, our net tangible book value (deficit) was approximately ($2.1) million, or approximately $           per share. Net tangible book value (deficit) per share of common stock represents the amount of our total consolidated assets minus our total consolidated liabilities, current deferred tax assets, goodwill, trademarks, deferred financing costs and other intangible assets, divided by the number of shares of our common stock outstanding at September 30, 2006.

After giving effect to the sale of shares of our common stock in this offering at an assumed initial public offering price of $          per share (the midpoint of the range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our adjusted pro forma net tangible book value as of September 30, 2006 would have been approximately $        million, or approximately $           per share of our common stock. This represents an immediate increase in net tangible book value of $       per share to our existing stockholders and an immediate dilution in net tangible book value of $        per share to new investors purchasing shares of our common stock at the assumed initial public offering price. If the initial offering price is higher or lower, the dilution to new investors purchasing our common stock will be greater or less, respectively.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share of common stock		$
Net tangible book value (deficit) per share at September 30, 2006	$
Increase per share attributable to new investors
Pro forma net tangible book value (deficit) per share after this offering
Dilution in net tangible book value (deficit) per share to new investors		$

A $1.00 increase (decrease) in the assumed initial public offering price of $        per share (the mid-point of the range set forth on the cover page of this prospectus), would decrease our pro forma net tangible book deficit by $        million, the pro forma as adjusted net tangible book value per share after this offering by $       per share and increase the dilution in net tangible book value per share to new investors in this offering by $     , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

The following table summarizes as of September 30, 2006, as adjusted to give effect to this offering and our merger into a Delaware corporation, the differences between our existing stockholders and new investors with respect to the number of shares of our common stock purchased from us, the total consideration paid and the average price per share paid. The calculations with respect to shares purchased by new investors in this offering reflect an assumed initial public offering price of $        per share (the mid-point of the range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Total consideration and average price per share paid by the existing stockholders in the table below give effect to an approximate $15.0 million cash distribution paid on December 2, 2005 to the holders of our Class A-2 Preferred Partnership Rights, Insight Equity and Rosewood.

	Shares purchased		Total consideration		Average price
	Number	Percent	Amount	Percent	per share
Existing stockholders		%	$	%	$
New investors
Total		100%	$	100%	$

The above table excludes                   shares of our common stock reserved for issuance pursuant to our 2006 Equity Incentive Plan and shares issuable pursuant to the underwriters’ over-allotment option. To the extent that such options are exercised or over-allotment shares are issued, there will be further dilution to new investors. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in further dilution to our stockholders.

Unaudited pro forma condensed consolidated financial data

The following unaudited pro forma condensed consolidated financial data has been derived by the application of pro forma adjustments to our historical consolidated financial statements included elsewhere in this prospectus. We are providing the following unaudited pro forma condensed consolidated financial data because the transactions contemplated in connection with this offering will have material effects on our financial information.

The unaudited pro forma condensed consolidated financial data as of and for the nine months ended September 30, 2006 and the year ended December 31, 2005 have been prepared to give pro forma effect to the following, as if they had occurred on January 1, 2005:

•       our conversion from a limited partnership to a corporation; and

•       the completion of this offering, our receipt of the estimated net proceeds from the sale of the shares of common stock offered hereby and the application of such net proceeds as described under “Use of proceeds”, which includes:

•       our repayment of our Term B Loans with ORIX Finance Corp.;

•       our redemption of Rosewood’s Class A-1 Preferred Partnership Rights; and

•       our repayment of a portion of our revolving line of credit under our Senior Credit Facility with PNC Bank; and

•  the estimated reductions in our interest expense associated with the debt repayments described under “Use of proceeds.”

The unaudited pro forma condensed consolidated financial data should not be considered indicative of actual results that would have been achieved had the events described above occurred on the dates or for the periods indicated, nor is such unaudited pro forma condensed consolidated financial data necessarily indicative of the results to be expected for the full year or any future period. The unaudited pro forma condensed consolidated financial data does not purport to predict results of operations, cash flows or other data as of any future dates or for any future period. A number of factors may affect our results. See “Risk factors”  and “Forward-looking statements.”

The pro forma adjustments are based on preliminary estimates and currently available information and assumptions that we believe are reasonable. The notes to the unaudited pro forma condensed consolidated statement of operations provide a detailed discussion of how such adjustments were derived and are presented in the unaudited pro forma condensed consolidated financial data. This unaudited pro forma condensed financial data should be read in conjunction with “Use of proceeds,” “Capitalization,” “Prospectus summary—The offering,” “Selected consolidated financial data,” “Management’s discussion and analysis of financial condition and results of operations” and our predecessor’s audited consolidated financial statements and notes appearing elsewhere in this prospectus.

Vision-Ease Lens Corporation

Unaudited pro forma condensed consolidated
statement of operations
for the nine months ended September 30, 2006 and the year ended December 31, 2005

	For the nine months ended September 30, 2006			For the year ended December 31, 2005
(in thousands, except per share data)	Actual	Adjustments	Pro forma	Actual	Adjustments	Pro forma
Revenues	$80,735	$	$	$95,754	$	$
Cost of products sold	49,790			65,011
Gross margin	30,945			30,743
Operating expenses:
Research and development	1,849			1,664
Selling and marketing	12,266			14,204
General and administrative(1)	6,846			8,608
Other expenses	155			123
Total operating expenses	21,116			24,599
Income from operations	9,829			6,144
Interest expense(2)	5,073			5,354
Loss related to refinancing	—			1,579
Increase in fair value of warrant put option	793			2,011
Income (loss) before income taxes	3,963			(2,800)
Income tax expense (benefit)(3)	508			1,162
Net income (loss)	$3,455	$	$	$(3,962)	$	$
Net earnings (loss) per share:(4)(5)
Basic	$	$	$	$	$	$
Diluted
Weighted average number of shares:(4)(5)
Basic
Diluted

Notes to unaudited pro forma consolidated statements of operations

The pro forma adjustments to the consolidated statements of operations include the incremental general and administrative expense we expect to incur as a result of becoming a public company. We anticipate incurring approximately $       million of additional expense in our first year as a public company and an additional $       million of additional expense in each subsequent year. Furthermore, we expect to save approximately $       million of management fee expenses per year that are payable in connection with our management agreement with Insight Equity. We will terminate that management agreement upon completion of the offering.

(1)         The pro forma adjustment to general and administrative expense represents a management fee of $          and $          for the nine months ended September 30, 2006 and the year ended December 31, 2005, respectively, that will not be incurred by us after settlement of the outstanding agreement. A termination fee will become payable of $       million as a settlement of the management agreement but is not part of the pro forma adjustment as it is not a recurring expense. The pro forma adjustment to general and administrative expense also includes expected incremental public company costs of $       and $       for the nine months ended September 30, 2006 and the year ended December 31, 2005.

(2)         The pro forma adjustment to interest expense of $                 and $             , for the nine months ended September 30, 2006 and the year ended December 31, 2005, respectively, reflects the interest expense saving associated with the repayment of our Term B Loans in the amount of $     million ( assuming interest at LIBOR plus 6.5% before a possible 1% penalty) and the repayment of our revolving line of credit under our Senior Credit Facility with PNC Bank in the amount of $      million (assuming an interest rate of     %). If interest rates were to change by 1/8%, our total interest would increase (decrease) by approximately $              and $              for the nine months ended September 30, 2006 and year ended December 31, 2005, respectively.

(3)         The pro forma adjustment to income tax expense (benefit) reflects our conversion from a limited partnership to a corporation using the statutory rate of     %.

(4)         The pro forma adjustment to earnings (loss) per share data reflects the redemption of Rosewood’s Class A-1 Preferred Partnership Interests.

(5)         Included in the earnings (loss) per share calculation are            shares of common stock that are assumed to have been issued to pay for the dividends of $              and $              in the nine months ended September 30, 2006 and year ended December 31, 2005, respectively.

Vision-Ease Lens Corporation

Unaudited pro forma condensed consolidated
balance sheet as of September 30, 2006

(in thousands, except per share data)	Actual September 30, 2006	Adjustments	Pro forma September 30, 2006
ASSETS
Current assets:
Cash(1)	$2,182	$	$
Accounts receivable, net	8,735
Inventories	29,116
Other current assets	1,295
Total current assets	41,328
Long-term assets:
Noncurrent inventories	446
Property, plant and equipment, net	26,199
Identifiable intangible assets, net	1,529
Other assets	4,300
Total long-term assets	32,474
Total assets	$73,802	$	$
LIABILITIES AND PARTNERS’ DEFICIT/STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$6,517	$	$
Accrued and other current liabilities	6,861
Revolving credit agreement(1)	11,096
Current portion of long-term debt and capital lease obligations(1)	2,101
Total current liabilities	26,575
Long-term liabilities:
Long-term debt and capital lease obligations(1)	12,228
Fair value of warrant put option	2,804
Subordinated debt(1)	31,500
Other noncurrent liabilities	1,243
Total noncurrent liabilities	47,775
Total liabilities	74,350
(Partners’ deficit)/stockholders’ equity(1)	(548)
Total liabilities and (partners’ deficit)/stockholders’ equity(1)	$73,802	$	$

(1)    Pro forma adjustment represents the issuance of             shares of common stock at an assumed initial public offering price of $               per share (the midpoint of the range set forth on the cover page of this prospectus) and the application of the net proceeds therefrom as  described in “Use of proceeds.’’

Selected consolidated financial data

You should read the following selected historical consolidated financial data in conjunction with the section of this prospectus entitled “Management’s discussion and analysis of financial condition and results of operations”, our consolidated financial statements and related notes and the consolidated financial statements and related notes of our predecessor included elsewhere in this prospectus. The historical financial data set forth below may not be indicative of any results of future operations and results for interim periods are not necessarily indicative of the results expected for the entire year.

Set forth below are our and our predecessor’s selected historical consolidated financial data. The selected historical consolidated financial data as of September 30, 2006 as well as December 31, 2005 and 2004, for the nine months ended September 30, 2006, for the year ended December 31, 2005 and for the period November 1, 2004 through December 31, 2004 are derived from our audited consolidated financial statements and related notes found elsewhere in this prospectus. The selected consolidated financial data for the nine months ended September 30, 2005 are derived from our unaudited condensed consolidated financial statements and related notes found elsewhere in this prospectus. The selected historical consolidated financial data for the period January 1, 2004 through October 31, 2004, and for the year ended December 31, 2003, are derived from the audited consolidated financial statements and related notes of our predecessor found elsewhere in this prospectus. The selected historical consolidated financial data as of December 31, 2003 and for the year ended December 31, 2002 are derived from the audited consolidated financial statements and related notes of our predecessor not included in this prospectus. The selected historical consolidated financial data as of December 31, 2002 and 2001 and for the year ended December 31, 2001 is derived from the BMC Industries, Inc. audited consolidated financial statements and related notes not included in this prospectus. In order to facilitate comparisons with full year operating results, we have also presented the 2004 results of operations for our predecessor and our company on a combined basis, which is a non-GAAP measure and is the mathematical addition of the results of operations for the ten months ended October 31, 2004 and the two months ended December 31, 2004. We believe providing combined operating results for the full twelve months ended December 31, 2004 provides the most practical way to compare year-to-year results of operations.

On November 1, 2004, our equity sponsors, namely Insight Equity and Rosewood, acquired substantially all of the assets of our predecessor’s lens manufacturing, design and distribution operations and other assets related to its business from BMC Industries, Inc. in a bankruptcy-court supervised auction sale process.

The acquisition of our predecessor’s business by our equity sponsors was accounted for using the purchase method of accounting and the acquired assets and liabilities were adjusted to their estimated fair values.

In addition, our statement of operations data since November 1, 2004 includes interest expense resulting from indebtedness incurred to finance the acquisition, amortization of intangible assets related to the acquisition and management fees that did not exist prior to the acquisition. We also acquired assets of our predecessor and recorded certain assets at a different basis from our predecessor based on estimated fair value. Other than as a result of the impact of the matters discussed above, the historical consolidated financial information for our predecessor is generally comparable to our financial information for periods beginning November 1, 2004.

Selected consolidated financial data (continued)

	Successor				Combined	Predecessor
	For the nine months ended September 30,		For the year ended December 31,	For the two months ended December 31,	For the twelve months ended December 31,	For the ten months ended October 31,	For the years ended December 31,
(in thousands, except per share data)	2006	2005	2005	2004	2004	2004	2003	2002	2001
Statement of operations data:
Revenues	$80,735	$74,351	$95,754	$13,341	$86,296	$72,955	$102,696	$109,649	$132,114
Cost of products sold	49,790	49,541	65,011	9,330	69,546	60,216	85,484	88,222	92,287
Gross margin	30,945	24,810	30,743	4,011	16,750	12,739	17,212	21,427	39,827
Operating expenses:
Research and development	1,849	1,171	1,664	344	2,361	2,017	2,806	2,598	2,713
Selling and marketing	12,266	11,057	14,204	1,963	13,310	11,347	14,641	15,996	17,379
General and administrative(1)	6,846	6,530	8,608	902	11,846	10,944	7,567	7,143	14,655
Other expense (income)(2)	155	(71)	123	24	(651)	(675)	(90)	62	94
Impairment of long-lived assets(3)			—	—	5,844	5,844	2,592	—	—
Restructuring charges(4)			—	—	—	—	—	2,800	1,180
Total operating expenses	21,116	18,687	24,599	3,233	32,710	29,477	27,516	28,599	36,021
Income (loss) from operations	9,829	6,123	6,144	778	(15,960)	(16,738)	(10,304)	(7,172)	3,806
Interest expense (income)	5,073	3,824	5,354	922	922	—	22	(119)	(191)
Loss related to refinancing(5)			1,579	—	—	—	—	—	—
Increase in fair value of warrant put option(6)	793	1,041	2,011	—	—	—	—	—	—
Gain on sale—optifacts			—	—	—	—	—	(3,455)
Income (loss) before income taxes, cumulative effect of accounting change and income (loss) from discontinued operations	3,963	1,258	(2,800)	(144)	(16,882)	(16,738)	(10,326)	(3,598)	3,997
Income tax expense (benefit)	508	554	1,162	106	(1,604)	(1,710)	(52)	714	(1,723)
Income (loss) before cumulative effect of accounting change and loss from discontinued operations	3,455	704	(3,962)	(250)	(15,278)	(15,028)	(10,274)	(4,312)	5,720
Loss from discontinued operations(7)			—	—	—	—	4,175	1,496	1,782
Cumulative effect of accounting change(8)			—	—	—	—	—	52,704	—
Net income (loss)	$ 3,455	$ 704	$(3,962)	$ (250)	$(15,287)	$(15,028)	$(14,449)	$(58,512)	$ 3,938
Adjusted EBITDA(9)(10)	$16,334	$11,984	$14,152	$1,909	$2,383	$474	$ 887	$ 1,962	$ 15,416

Selected consolidated financial data (continued)

(1)    In the ten months ended October 31, 2004, our predecessor incurred $5,000 in bankruptcy-related costs.

(2)    Our predecessor recorded a gain of $677 on the sale of a previously impaired building.

(3)    In connection with our predecessor’s sale of its optical lens business an expense of $5,844 was recorded pursuant to SFAS No. 144. In the second quarter of 2003, our predecessor reclassified its Azusa, California property to assets held for sale. The Optical Products facility located on the property was closed in May 2002 and listed for sale. However, the property had not been reclassified in previous periods because our predecessor previously did not expect to be able to dispose of the property within one year and had not yet received any offers for the property. During the quarter ended June 30, 2003, the asset was written down to its fair value, in accordance with SFAS No. 144, based on market valuations received and offers to buy the property during the quarter. A write-down of $2,592 is included in impairment of long-lived assets in our predecessor’s consolidated statement of operations to recognize the facility’s fair value at $4,410 at June 30, 2003. Our predecessor suspended depreciation on this asset in accordance with SFAS No. 144. In October 2003, one of the Azusa buildings was sold for net proceeds of $1,671, further reducing the carrying value of the assets held for sale to $2,739 at December 31, 2003.

(4)    In February 2002, we announced plans to close our Azusa, California facility, sell the buildings and consolidate our operations into our existing manufacturing facilities in Ramsey, Minnesota and Jakarta, Indonesia. The total restructuring related costs were $2,800, of which $2,745 was utilized during 2002 and the remaining was used in 2003.

(5)    We refinanced our indebtedness in December 2005, resulting in the accelerated write-off of finance costs that were previously capitalized.

(6)    Certain of our prior lenders hold warrants that remain outstanding and which allow the warrant holders to require us to repurchase the warrants at fair value. The increase in fair value of these warrants is included in the consolidated statement of operations.

(7)    In connection with our predecessor’s restructuring process, in accordance with SFAS No. 144, expense of approximately $1,832 was recorded in June 2003. In October 2003, our predecessor ceased financial and management support of our fully owned French subsidiary, Vision-Ease SAS. Vision-Ease SAS subsequently filed for insolvency with the French courts, which relinquished our predecessor’s control over Vision-Ease SAS as of November 5, 2003. Consequently, in the fourth quarter of 2003, our predecessor wrote off our remaining investment in Vision-Ease SAS, which was not material.

(8)    In July 2001, the Financial Accounting Standards Board issued SFAS No. 142, Goodwill and Other Intangible Assets, which eliminated the systematic amortization of goodwill. We adopted SFAS No. 142 effective January 1, 2002 and ceased amortization of our goodwill balance. We continue to amortize intangible assets with finite lives over their estimated useful lives. SFAS No. 142 required us to complete an impairment review of our goodwill assets. During the first quarter of 2002, we completed our transitional impairment test using a discounted cash flow model required by SFAS No. 142 and determined that our goodwill was 100% impaired upon adoption. We recorded as a cumulative effect of change in accounting principle a write-off of our goodwill balance in the amount of $52,704 on which we recognized no tax benefit.

(9)    To supplement our financial statements presented under generally accepted accounting principles, or GAAP, throughout this prospectus we reference Adjusted EBITDA to measure operating performance. Adjusted EBITDA represents net income (loss), before bankruptcy costs, impairment of long-lived assets, cumulative effects of an accounting change, gain (loss) on sale of business line, other expense (income), interest expense, change in fair value of warrant put option, loss related to refinancing, income tax expense (benefit), depreciation and amortization, purchase price settlement costs, and loss from discontinued operations. We believe that Adjusted EBITDA is useful in evaluating our operating performance because:

•        it is frequently used by investors, securities analysts and other interested parties in the evaluation of companies in our industry;

•        it is used for management internal planning purposes, including aspects of our consolidated operating budget and capital expenditures; and

•        it is used for determining certain management compensation targets and thresholds.

While Adjusted EBITDA excludes certain recurring items, it provides useful information for investors that evaluate operating results of companies in our industry by eliminating the effects of different capital and financing structures and therefore increasing comparability of operating results. Management relies on Adjusted EBITDA primarily as an operating performance measure in order to review and assess our company and enable us to compare our current operating results with corresponding periods and with other companies in our industry. We believe that it is useful to investors to provide disclosures of our operating results on the same basis as that used by our management. We also believe that it can assist investors in comparing our performance to that of other companies on a consistent basis without regard to changes in the value of the warrant put option, bankruptcy costs, impairment of long-lived assets, loss related to refinancing, depreciation, amortization, interest or taxes which do not directly affect our operating performance.

As a result, we believe that the presentation of Adjusted EBITDA provides important additional information to investors. Adjusted EBITDA is not a recognized term under GAAP and does not purport to be an alternative to net income (loss) as a measure of operating performance. Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations include:

•        it does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•        it does not reflect changes in, or cash requirements for, working capital;

•        it does not reflect significant interest expense, or the cash requirement to service interest or principal payments on our Senior Credit Facility;

Selected consolidated financial data (continued)

•        it does not reflect payment made or future requirements for income taxes;

•        although depreciation and amortization are noncash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect cash requirements for such replacements; and

•        because not all companies use identical calculations, our presentation of Adjusted EBITDA may not be comparable to similarly titled measures for other companies.

Because of these limitations, Adjusted EBITDA should not be considered a measure of discretionary cash available to us for investment in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only supplementally.

(10)  The following table presents a reconciliation of net income (loss) to Adjusted EBITDA:

	Successor				Combined	Predecessor
	For the nine months ended September 30,		For the year ended December 31,	For the two months ended December 31,	For the twelve months ended December 31,	For the ten months ended October 31,	For the years ended December 31,
(in thousands)	2006	2005	2005	2004	2004	2004	2003	2002	2001
Net income (loss)	$3,455	$ 704	$(3,962)	$ (250)	$(15,278)	$(15,028)	$(14,449)	$(58,512)	$ 3,938
Adjustments:
Cumulative effect of an accounting change			—	—	—	—	—	52,704	—
Bankruptcy costs			—	—	4,989	4,989	—	—	—
Impairment of long lived assets			—	—	5,844	5,844	2,592	—	—
Loss from discontinued operations			—	—	—	—	4,175	1,496	1,782
Gain on sale—Optifacts			—	—	—	—	—	(3,455)	—
Other expense (income)	155	(71)	123	24	(651)	(675)	(90)	62	94
Interest expense	5,073	3,824	5,354	922	922	—	22	(119)	(191)
Change in the fair value of warrant put option	793	1,041	2,011	—	—	—	—	—	—
Loss related to refinancing			1,579	—	—	—	—	—	—
Purchase price settlement costs	102	451	581	—	—	—	—	—	—
Income tax expense (benefit)	508	554	1,162	106	(1,604)	(1,710)	(52)	714	(1,723)
Depreciation and amortization	6,248	5,481	7,304	1,107	8,161	7,054	8,689	9,072	11,516
Total adjustments	12,879	11,280	18,114	2,159	17,661	15,502	15,336	60,474	11,478
Adjusted EBITDA	$16,334	$11,984	$14,152	$1,909	$2,383	$474	$ 887	$ 1,962	$15,416

Selected consolidated financial data (continued)

	Successor			Predecessor
	As of September 30,	As of December 31,		As of December 31,
(in thousands)	2006	2005	2004	2003	2002	2001

Financial position data:
Cash	$2,182	$912	$1,576	$ 906	$ 521	$ 452
Working capital(1)	14,753	8,740	9,029	38,477	48,775	54,730
Total assets	73,802	76,761	71,098	91,862	109,634	175,669
Total liabilities(2)	74,350	80,656	55,698	91,862	109,634	175,669
Total debt and capital lease obligations	56,925	66,394	41,777	—	—	391
Total partners’(deficit) capital	(548)	(3,895)	15,400
Payable to parent	$ —	$ —	$ —	$76,151	$99,693	$162,279

(1)    Working capital represents current assets less current liabilities.

(2)    Total liabilities in 2003, 2002 and 2001 include debt and capital lease obligations and payable to parent.

Management’s discussion and analysis of
financial condition and results of operations

The following discussion of our and our predecessor’s financial condition and results of operations should be read together with our and our predecessor’s consolidated financial statements and related notes included elsewhere in this prospectus. The statements in this discussion contain forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described under ‘‘Risk factors”, “Forward-looking statements” and elsewhere in this prospectus. Our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

We are a technology focused designer, manufacturer and distributor of polycarbonate, and glass prescription lenses and lens treatments, and a distributor of plastic prescription lenses and lens treatments for the global spectacle lens market. As a leading innovator in our industry, we were among the first to develop and commercialize prescription polycarbonate lenses and are a leading manufacturer of these lenses in the world. Polycarbonate lens sales grew at a compounded annual growth rate of 20.2% in the United States between 2001 and 2005 and comprised 43.6% of the market in 2005, making polycarbonate the fastest growing material widely used in the U.S. prescription spectacle lens market. Polycarbonate lenses have increased market share in the United States relative to glass and plastic lenses because they offer higher impact resistance, lighter weight, inherent ultraviolet filtering and increased durability. We expect polycarbonate lenses to continue to increase market share relative to glass and plastic lenses over time. Sales of polycarbonate lenses accounted for approximately 79.2% of our revenues in 2005 and approximately 85.7% of our revenues during the nine months ended September 30, 2006. We manufacture lenses for each primary corrective lens design in use today, namely single-vision, multifocal and progressive lenses.

We have leveraged our strong technology development platform and polycarbonate expertise to become leaders in high-end lens treatments such as polarized lenses, which reduce glare for the user. Polarized lens volume grew at a compounded annual growth rate of 20.3% in the United States between 2003 and 2005 and comprised 6.0% of all lenses sold in 2005.

Building on our research and development expertise, we recently invented a patented film technology for photochromic polycarbonate lenses, which darken when they are exposed to ultraviolet rays and remain clear in other light. Photochromic spectacle lens revenues grew at a compounded annual growth rate of 13.8% in the United States between 2001 and 2005 and comprised 42.5% of sales in 2005. We launched our photochromic product line and began shipping most lens designs to customers during the second half of 2005, with our first launch of polycarbonate photochromic progressive lenses in late December 2005. We previously sold and distributed Transitions® branded photochromic product line that generated approximately $14.8 million of revenue during 2005. As a result of our strategic decision to enter the photochromic market directly with our own product line, our agreement to distribute Transitions was terminated in September 2005. While the polycarbonate sales were replaced with our own product, we no longer distributed Transitions plastic photochromic lenses resulting in a decline in the sales of plastic photochromic products. We believe there is significant business opportunity in the development of new lens products that expand our existing line of offerings, although there is no assurance we will be successful in developing new commercially viable products.

We consider our value-added offerings to be our polycarbonate and plastic photochromic, polarized and progressive lenses, which together accounted for approximately 50.4% of our revenues during 2005 and approximately 61.4% of our revenues during the nine months ended September 30, 2006. While most industry participants discuss all polycarbonate lenses as an additional value-added offering, we exclude general polycarbonate lenses from this category because polycarbonate lenses account for the majority of all of our lens sales. By most industry standards, approximately 86.9% of our revenues during the nine months ended September 30, 2006 were derived from value-added products, including polycarbonate lenses and plastic lenses with scratch-resistant, anti-reflective, polarized and photochromic treatments.

We manufacture new products and complex polycarbonate products at our manufacturing facility located in Ramsey, Minnesota, and standard polycarbonate and glass products in our low cost manufacturing facility located in Jakarta, Indonesia. We primarily sell and market our lenses in the United States, Latin America and Europe and we are pursuing long-term growth opportunities in Asia-Pacific driven by attractive demographics with increasing access to vision care. Continued growth of our net sales and profitability will depend substantially on the continued popularity of our new and existing products, our ability to effectively manage our sales and distribution networks as we expand internationally and our ability to maintain sufficient high quality product supply to meet growth in demand.

Overview of corporate history

Prior to November 2004, our predecessor, whose financial information is presented in this prospectus, operated as a wholly-owned subsidiary of BMC Industries. BMC Industries, on behalf of itself and its subsidiaries, filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code in June 2004. In November 2004, our equity sponsors, namely Insight Equity and Rosewood, purchased substantially all of the assets of our predecessor’s lens manufacturing, design and distribution operations and other assets related to its business from BMC Industries in a bankruptcy-court supervised auction sale process.

Costs of $5.0 million incurred by our predecessor in 2004 were primarily the result of the bankruptcy and are non-recurring.

Since November 2004, we have operated as a Texas limited partnership. Immediately prior to the completion of this offering, however, we intend to merge into a Delaware corporation that is now our wholly owned subsidiary. As a limited partnership, we were generally not subject to U.S. federal income taxation. Following our merger into a Delaware corporation, we will be subject to corporate level income tax.

Impact of purchase method of accounting

The acquisition of our predecessor’s business by our equity sponsors was accounted for using the purchase method of accounting. Our statement of operations data since November 1, 2004 include interest expense resulting from indebtedness incurred to finance the acquisition, amortization of intangible assets related to the acquisition and management fees that did not exist prior to the acquisition. In addition, certain asset impairment charges were recorded by our predecessor. We acquired assets of our predecessor and recorded certain assets at a different basis from our predecessor based on estimated fair value. Other than as a result of the impact of the matters described above, the historical consolidated financial information for our predecessor is generally comparable to our financial information for periods beginning November 1, 2004.

Financial operations overview

Revenues

We generate revenues from selling spectacle lenses to specialty retailers, mass merchants, independent eye doctors and wholesale laboratories. We offer more than 15,000 SKUs and sell our lenses, including our polarized, photochromic and progressive value-added offerings, under a variety of established industry brand names. Our primary source of revenues is the sale of polycarbonate prescription spectacle lenses. The balance of our revenues are primarily derived from the sale of glass and plastic corrective lenses. Revenues from lens sales, net of rebates, are recognized when delivery of the related goods has occurred (i.e. FOB Shipping Point), the selling price is fixed or determinable, as our significant obligations have been satisfied, title and risk of loss has passed to the customer and collectability is probable.

Costs of products sold

Our cost of products sold includes manufacturing costs incurred in the production of polycarbonate and glass lenses, which is comprised mainly of raw materials and labor expenses for employees engaged in the manufacture of our products. Our cost of products sold also includes the cost of polycarbonate, plastic and glass lenses that we purchase from third party manufacturers and then distribute. Other cost of products sold include depreciation on property and equipment, rent, utilities, distribution and freight. Our costs of products sold are recorded on an actual basis.

Research and development expenses

Our research and development costs consist primarily of salaries and other personnel-related expenses of employees principally engaged in research and development activities. We also incur external engineering fees, materials costs and other overhead expenses in connection with the design and development of our products and manufacturing processes.

Research and development expenses related to our design services and manufacturing processes are included in research and development costs instead of cost of products sold because we retain ownership of the intellectual property arising from our work. We expense all our research and development costs as incurred, except legal fees associated with obtaining and maintaining patents.

Selling and marketing expenses

Our selling and marketing expenses consist primarily of salaries, commissions and other personnel-related expenses for those employees principally engaged in the sales and marketing of our products. Compensation for sales managers and sales representatives is based on salary and commissions related to performance. Additional expenses include advertising, trade shows, promotional costs, and office expenses related to sales and marketing.

General and administrative expenses

Our general and administrative expenses consist primarily of salaries and other personnel-related expenses for executive, accounting and administrative personnel, professional fees, including management fees paid to Insight Equity that will cease following the completion of this offering, legal and audit charges, office expenses and other general corporate expenses.

Effects of becoming a public company

After completion of this offering, we will become subject to the periodic reporting requirements of the Exchange Act and the other rules and regulations of the SEC. We will also be subject to various other regulatory requirements, including the Sarbanes-Oxley Act of 2002. In addition, upon completion of this offering, we will become subject to the rules of The Nasdaq Global Market. While our predecessor was a subsidiary of a public reporting company prior to our bankruptcy-court supervised sale in November 2004, we have not been directly responsible for these regulatory obligations in the past.

We are working with our independent legal, accounting and financial advisors to identify those areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. These areas include corporate governance, corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We have made, and will continue to make, changes in these and other areas, including our internal control over financial reporting.

In addition, compliance with reporting and other requirements applicable to public companies will create additional costs for us and will require the time and attention of management. We currently expect to incur an estimated $1.6 million of incremental operating expenses in our first year of being a public company and an estimated $1.4 million per year thereafter. The incremental costs are estimates, and actual incremental expenses could be materially different from these estimates. We may be unable to accurately predict or estimate the amount of the additional costs we may incur, the timing of such costs or the degree of impact that our management’s attention to these matters will have on our business. See “Unaudited pro forma condensed consolidated financial data”.

Results of operations

Nine months ended September 30, 2006 (Successor) compared to nine months ended September 30, 2005 (Successor)

Revenues.   Revenues were $80.7 million for the nine months ended September 30, 2006, as compared to $74.4 million for the nine months ended September 30, 2005, an increase of $6.3 million or 8.6%. In addition to a significant increase in demand for our polycarbonate lenses generally, our growth in revenue can be attributed to the launch of our LifeRx photochromic lenses in July 2005. During the first nine months of 2006, we were still in the process of rolling out our photochromic product line across our customer base. The gains we realized from revenues generated from the launch of our photochromic product line were offset by the loss of revenue we experienced following our strategic decision to enter the photochromic market directly with our own product line and the subsequent termination of a contract we maintained with Transitions to sell their brand of photochromic products. Transitions terminated our contract in September 2005 and during the nine months ended September 30, 2005, we generated revenues of approximately $14.1 million from sales of lenses pursuant to that contract.

Sales of our polycarbonate and plastic lenses with polarized and photochromic treatments as well as those with a progressive design totaled $49.6 million for the nine months ended September 30, 2006 compared to $37.7 million for the nine months ended September 30, 2005, an increase of $11.9 million, or 31.6%. Polycarbonate lens sales totaled $69.2 million for the nine months ended September 30, 2006 compared to $58.6 million for the nine months ended September 30, 2005, an increase of $10.6 million, or 18.1%. Sales of glass and plastic lenses totaled $11.3 million for the nine months ended September 30, 2006 compared to $15.5 million for the nine months ended September 30, 2005, a decrease of $4.2 million or 27.2%. The decrease is attributable to a maturing market for glass, the discontinuation of unprofitable plastic SKUs and our cessation of sales of plastic Transitions lenses. Going forward, however, we expect to see some increase in our plastic lens sales as we leverage the cost, quality and service of our new plastic supplier.

The increase in revenues also reflects increased sales to specialty retailers and mass merchants in the United States, Canada and Latin America. Period-over-period sales to specialty retailers and mass merchants increased by approximately $14.6 million or 37.7%. During the nine months ended September 30, 2006 and 2005, we generated approximately 82.8% and 83.9%, respectively, of our sales within the United States, with the remainder of our sales primarily occurring in Europe and Latin America.

Cost of products sold.   Cost of products sold was $49.8 million for the nine months ended September 30, 2006, compared to $49.5 million for the nine months ended September 30, 2005, an increase of $0.3 million, or 0.5%. As a percentage of revenue, cost of products sold was 61.7% for the nine months ended September 30, 2006 compared to 66.6% for the nine months ended September 30, 2005. The higher cost of products sold as a percentage of sales in 2005 compared to 2006 relates primarily to additional cost incurred due to our photochromic launch plus lower fixed cost absorption due to mix and lower volume.

Research and development expenses.   Research and development expenses were $1.8 million for the nine months ended September 30, 2006 compared to $1.2 million for the nine months ended September 30, 2005, an increase of $0.6 million, or 57.9%. The increase in research and development costs was largely attributable to a year-over-year head count increase of two people and increased use of outside services and consultants for new product development. As a percentage of revenues, research and development costs were 2.3% and 1.6% for the nine months ended September 30, 2006 and 2005, respectively.

Selling and marketing expenses.   Selling and marketing expenses were $12.3 million for the nine months ended September 30, 2006 compared to $11.1 million for the nine months ended September 30, 2005, an increase of $1.2 million, or 10.9%. The increase was attributable to our overall strategy of increasing our selling and marketing efforts to drive increased revenues, as well as investments we made in service consultants in the second and third quarter of 2005 to promote overall growth in the U.S. market. This increase also reflects additional commission compensation commensurate with our increased revenues during the period. As a percentage of revenues, selling and marketing expenses were 15.2% and 14.9% for the nine months ended September 30, 2006 and 2005, respectively.

General and administrative expenses.   General and administrative expenses were $6.8 million for the nine months ended September 30, 2006 and $6.5 million for the nine months ended September 30, 2005, an increase of $0.3 million or 4.8%. For the nine months ended September 30, 2006 and 2005, we incurred approximately $0.1 million and $0.5 million, respectively, for legal and professional fees related to finalizing the determination of a working capital purchase price adjustment involving our equity sponsor’s and Rosewood’s acquisition of our assets in November 2004. As a percentage of revenues, general and administrative expenses were 8.5% and 8.8% for the nine months ended September 30, 2006 and 2005, respectively.

Interest expense and increase in fair value of warrant put option.   Interest expense increased to $5.1 million for the nine months ended September 30, 2006 from $3.8 million for the nine months ended September 30, 2005 primarily related to an increase in debt, but partially offset by lower borrowing rates. In addition, during the nine months ended September 30, 2006, the fair value of the warrant put option increased by $793 compared to $1,041 in the nine months ended September 30, 2005 based on our improved operations.

Income tax expense.   The effective tax rate for the nine months ended September 30, 2006 was 12.8% compared to 44.0% for the nine months ended September 30, 2005. The decrease in the effective rate was due to higher earnings in the United States where we currently do not pay income taxes. Our U.S. operating entity has been structured as a limited partnership. As such, our U.S. taxable income passes through to the income tax returns of our general and limited partners. Accordingly, no U.S. income taxes have been recorded. Immediately following the consummation of this offering, we will subject to corporate income taxation.

Year ended December 31, 2005 (Successor) compared to the twelve months ended December 31, 2004 (combined Successor and Predecessor)

Revenues.   Revenues were $95.8 million for the year ended December 31, 2005, as compared to $86.3 million for the 12 months ended December 31, 2004, an increase of $9.5 million or 11.0%. In addition to a significant increase in demand for our polycarbonate lenses generally, our growth in revenue can be attributed to the launch of our LifeRx photochromic lenses in July 2005.

Sales of our polycarbonate and plastic lenses with polarized and photochromic treatments as well as those with a progressive design totaled $48.2 million for the year ended December 31, 2005 compared to $38.1 million for the twelve months ended December 31, 2004, an increase of $10.1 million, or 26.5%. Polycarbonate lens sales totaled $75.8 million for the year ended December 31, 2005 compared to $65.2 million for the 12 months ended December 31, 2004, an increase of $10.6 million, or 16.2%. Sales of glass and plastic lenses totaled $19.7 million for the year ended December 31, 2005 compared to $21.1 million for the 12 months ended December 31, 2004, a decrease of $1.4 million or 6.5%. The decrease is attributable to a maturing market for glass, the discontinuation of unprofitable plastic SKUs, and our cessation of sales of plastic Transitions lenses. Going forward, however, we expect to see some increase in our plastic lens sales as we leverage the cost, quality and service of our new plastic supplier.

The increase in revenues also reflects increased sales to specialty retailers and mass merchants, both in the United States and Latin America. Sales to specialty retailers and mass merchants for the year ended December 31, 2005 increased by approximately $7.3 million, or 18.4% over the 12 months ended December 31, 2004. Increased marketing efforts in the wholesale sector were also encouraging as sales to wholesale laboratories increased by approximately $0.8 million, or 2.9%. During the year ended December 31, 2005 and for the 12 months ended December 31, 2004, we generated approximately 79.2% and 79.1%, respectively of our sales within the United States, with the remainder of our sales primarily occurring in Europe and Latin America.

Cost of products sold.   In 2005, we successfully launched our new LifeRx polycarbonate photochromic product with our two largest customers and select laboratories. Start-up costs associated with moving from pilot to mass production of our new product were approximately $2.8 million and were included in the 2005 cost of products sold. Cost of products sold was $65.0 million for the year ended December 31, 2005, a decrease of $4.5 million or 6.5% compared to cost of products sold of $69.5 million for the 12 months ended December 31, 2004. Our predecessor’s overall manufacturing costs were higher, resulting in higher cost of products sold. As a percentage of revenue, cost of products sold was 67.9% for the year ended December 31, 2005 compared to 80.6% for the 12 months ended December 31, 2004.

Research and development expenses.   Research and development expenses were $1.7 million for the year ended December 31, 2005 compared to $2.4 million for the 12 months ended December 31, 2004, a decrease of $0.7 million, or 29.5%. The decrease in research and development costs was partially attributable to $0.2 million of legal fees associated with the development of a patent for our photochromic product. We capitalized those costs because of the successful launch of our LifeRx photochromic product line in 2005. In 2004, we expensed our associated legal costs because of the uncertainties surrounding our ability to commercialize our photochromic product line. We also experienced a $0.4 million decrease in expenses due to the relocation of the corporate staff to the Ramsey facility reducing the allocation of overhead expenses in 2005 relative to 2004. As a percentage of revenues, research and development costs decreased to 1.7% for the year ended December 31, 2005 from 2.7% for the 12 months ended December 31, 2004.

Selling and marketing expenses.   Selling and marketing expenses were $14.2 million for the year ended December 31, 2005 compared to $13.3 million for the 12 months ended December 31, 2004, an increase of $0.9 million, or 6.7%. The increase was attributable to increased payroll and benefits of $0.8 million consistent with our strategy to expand the size of our sales and marketing department. This increase also reflects additional commission compensation commensurate with our increased revenues during 2005. We also incurred an additional $0.2 million of promotional expenses in 2005 relative to 2004. These increases were partially offset by savings in other areas. As a percentage of revenues, selling and marketing expenses were 14.8% and 15.4% for the year ended December 31, 2005 and twelve months ended December 31, 2004, respectively.

General and administrative expenses.   General and administrative expenses were $8.6 million for the year ended December 31, 2005 compared to $11.8 million for the 12 months ended December 31, 2004, a decrease of $3.2 million, or 27.3%. In 2004, our predecessor incurred $5.0 million of costs related to its bankruptcy that were non-recurring. In particular, legal, professional and consulting fees decreased by $3.2 million in 2005, partially offset by a

$0.5 million increase in legal and professional fees in 2005 related to finalizing the determination of a working capital purchase price adjustment involving our equity sponsors’ acquisition of our assets in November 2004. The decrease was also attributable to the departure of non-essential personnel resulting in a reduction of payroll and bonus payments of $0.7 million in 2005 compared to 2004. As a private company, we also reduced our board of director fees by $0.1 million in 2005 compared to 2004. These savings were partially offset by increased depreciation expense of $0.6 million resulting from writing up fixed assets to fair value at the purchase date, $0.5 million resulting from a reallocation of insurance expense, as well as the payment of management fees to Insight Equity of $1.0 million per year beginning in November 2004. As a percentage of revenues, general and administrative expenses were 9.0% for the year ended December 31, 2005 compared to 13.7% for the 12 months ended December 31, 2004.

Other expense (income).   In 2004, our predecessor also realized a gain of $0.7 million on the sale of the real estate used in connection with its closed operations in Azusa, California.

Impairment of long-lived assets.   In 2004, our predecessor recorded an asset impairment charge of $5.8 million for various intangible assets and trademarks related to its closed operation in Azusa, California pursuant to SFAS No. 144. The asset impairment charge was calculated as the difference between the carrying amount of the impaired asset and each impaired asset’s estimated discounted cash flow.

Income taxes.   Our current U.S. operating entity has been structured as a limited partnership. As such, our U.S. taxable income passes through to the income tax returns of our general and limited partners. Accordingly, no U.S. income taxes have been recorded. Prior to our acquisition by Insight Equity and Rosewood in November 2004, our predecessor’s income was included as a part of the U.S. federal and state income tax returns of BMC Industries. For purposes of our predecessor’s consolidated financial statements, income tax expense or benefit has been prepared for our predecessor on a standalone basis pertaining to domestic federal and state income taxes. No U.S. taxes were provided on undistributed earnings of foreign subsidiaries because BMC Industries expected to be able to utilize net operating losses to offset any U.S. tax that would result from their distribution, and would be included in the BMC Industries’ income tax return and not that of our predecessor. In addition, our predecessor was a taxpayer in foreign jurisdictions. Valuation allowances are established when it is more likely than not that such amounts will not be realized.

Interest expense.   Interest expense for the year ended December 31, 2005 was $5.4 million, $4.4 million higher than for the 12 months ended December 31, 2004. This increase reflects indebtedness incurred by us to finance our acquisition and also was attributable to the fact that our predecessor parent did not allocate interest expense to our predecessor for the 10 months ended October 31, 2004.

Two months ended December 31, 2004 (Successor) compared to ten months ended October 31, 2004 (Predecessor)

Revenues.   Revenues were $13.3 million for the two months ended December 31, 2004 and $73.0 million for the ten months ended October 31, 2004.  Sales of our polycarbonate and plastic lenses with polarized and photochromic treatments as well as those with a progressive design totaled $5.3 million for two month period and $32.8 million for the ten month period, representing 39.8% and 44.9% of total revenues during those periods, respectively.  Polycarbonate lens sales totaled $10.3 million for the two month period and $54.9 million for the ten month period, representing 77.6% and 75.2% of total revenues during those periods, respectively.  Sales of glass and plastic lenses totaled $3.0 million for the two month period and $18.1 million for the ten month period, representing 22.4% and 24.8% of total revenues during those periods, respectively.

Cost of products sold.   Cost of products sold was $9.3 million for the two months ended December 31, 2004 and was $60.2 million for the ten months ended October 31, 2004.  As a percentage of revenue, cost of products sold was 69.9% for the two month period compared to 82.5% for the ten month period. Our predecessor’s manufacturing costs were higher primarily due to higher overhead costs.

Research and development expenses.   Research and development expenses were $0.3 million for the two months ended December 31, 2004 and were $2.0 million for the ten months ended October 31, 2004.  As a percentage of revenues, research and development costs decreased to 2.6% for the two month period as compared to 2.8% for the ten month period.

Selling and marketing expenses.   Selling and marketing expenses were $2.0 million for the two months ended December 31, 2004 and were $11.3 million for the ten months ended October 31, 2004.  As a percentage of revenues, selling and marketing expenses were 14.7% for the two month period compared to 15.6% for the ten month period.  The change in selling and marketing expenses was due primarily to the higher spending earlier in the first three quarters of the year.

General and administrative expenses.   General and administrative expenses were $0.9 million for the two months ended December 31, 2004 and were $10.9 million for the ten months ended October 31, 2004. As a percentage of revenues, general and administrative expenses were 6.8% for the two month period compared to 15.0% for the ten month period.  Our predecessor incurred approximately $5.0 million in bankruptcy related costs in the ten month period that were non-recurring, which accounted for the vast majority of the increased expense incurred by our predecessor as a percentage of revenue.

Other expense.   Our predecessor realized a gain of $0.7 million on the sale of the real estate used in connection with its closed operations in Azusa, California for the ten months ended October 31, 2004.

Impairment of long-lived assets.   For the ten month period ended October 31, 2004, our predecessor recorded an asset impairment charge of $5.8 million for various intangible assets and trademarks related to its closed operation in Azusa, California pursuant to SFAS No. 144.

Interest expense.   Interest expense for the two month period ended December 31, 2004 was $0.9 million resulting from the financing obtained in connection with the acquisition by our equity sponsors. Our predecessor was not allocated interest expense from its parent corporation.

Income tax expense.   Income tax expense for the two month period ended December 31, 2004 was $0.1 million.  The income tax expense relates to operations in foreign jurisdictions.  An income tax benefit of $1.7 million is included in our predecessor’s financial statements as a result of it being a part of the consolidated U. S. federal income tax return and state income tax return of BMC Industries.  For purposes of our predecessor’s consolidated financial statements, income tax expense or benefit has been prepared for our predecessor on a stand-alone basis pertaining to domestic federal and state income taxes.

Twelve months ended December 31, 2004 (combined Successor and Predecessor) compared to the year ended December 31, 2003 (Predecessor)

Revenues.   Revenues were $86.3 million for the twelve months ended December 31, 2004 compared to $102.7 million for the year ended December 31, 2003, a decrease of $16.4 million or 16.0%. In the 12 months ended December 31, 2004, most market segments experienced a general erosion of revenues over the previous 12 months as customers’ uneasiness about BMC Industries’ financial condition negatively impacted sales. Most of the decrease in revenues was attributable to a large retailer finding alternative supply sources in reaction to BMC Industries’ tenuous financial situation. In December 2003, two customers accelerated $1.4 million shipments originally scheduled for 2004 to ensure an uninterrupted supply of product.

Sales of our polycarbonate and plastic lenses with polarized and photochromic treatments as well as those with a progressive design totaled $38.5 million for the 12 months ended December 31, 2004 compared to $43.9 million for the year ended December 31, 2003, a decrease of $5.4 million, or 12.3%. Polycarbonate lens sales totaled $65.2 million for the 12 months ended December 31, 2004 compared to $72.8 million for the year ended December 31, 2003, a decrease of $7.6 million, or 10.4%. Sales of glass and plastic spectacle lenses totaled $21.1 million for the 12 months ended December 31, 2004 compared to $27.5 million for the year ended December 31, 2003, a decrease of $6.4 million or 23.3%. The overall decrease in each category of our sales was largely related to a large retailer finding alternative supply sources in reaction to BMC Industries’ tenuous financial situation.

Sales to specialty retailers and mass merchants for the 12 months ended December 31, 2004 decreased by approximately $7.3 million, or 15.5% from the year ended December 31, 2003. During the 12 months ended December 31, 2004 and the year ended December 31, 2003, approximately 79.1% and 76.8%, respectively, of revenues were generated within the United States, with the remainder of revenues primarily occurring in Europe and Latin America.

Cost of products sold.   Cost of products sold was $69.5 million for the 12 months ended December 31, 2004, a decrease of $15.9 million or 18.6% compared to cost of products sold of $85.5 million for the year ended December 31, 2003. The decrease primarily relates to a 16.0% decrease in 2004 revenues compared to 2003. As a percentage of revenue, cost of products sold was 80.6% for the twelve months ended December 31, 2004 compared to 83.2% for the year ended December 31, 2003.

Research and development costs.   Research and development costs were $2.4 million for the 12 months ended December 31, 2004 compared to $2.8 million for the year ended December 31, 2003, a decrease of  $0.4 million or 15.9%. The decrease in research and development costs was primarily attributable to a $0.4 million decrease in allocated depreciation, a noncash expense. In addition, the departure of certain non-essential personnel that occurred during 2004 resulted in $0.3 million of savings. Savings in 2004 were partially offset by increased legal fees associated with a patent for the photochromic product line. These legal fees were expensed in 2004 because of the uncertainties surrounding our predecessor’s ability to commercialize that product line. As a percentage of revenues, research and development costs were 2.7% for both the 12 months ended December 31, 2004 and the year ended December 31, 2003.

Selling and marketing expenses.   Selling and marketing expenses were $13.3 million for the 12 months ended December 31, 2004 compared to $14.6 million for the year ended December 31, 2003, a decrease of $1.3 million, or 9.1%. The decrease was attributable to $0.7 million of reduced payroll and related expenses resulting from the departure of personnel and reduced commission compensation because of decreased revenues in 2004. Our predecessor incurred $0.3 million less of promotional expenses, $0.2 million of consulting fees and $0.2 million less of severance costs in 2004 relative to 2003. As a percentage of revenues, selling and marketing expenses were 15.4% for the 12 months ended December 31, 2004 compared to 14.3% for the year ended December 31, 2003.

General and administrative expenses.   General and administrative expenses were $11.8 million for the 12 months ended December 31, 2004 compared to $7.6 million for the year ended December 31, 2003, an increase of $4.2 million, or 56.5%. In 2004, our predecessor incurred $5.0 million of costs related to its bankruptcy that were non-recurring. In particular, our predecessor’s legal and professional fees increased by approximately $3.2 million in 2004 as compared to 2003. The increase in expense was also attributable to a $2.9 million increase charge for salaries and bonus payments in 2004 relative to 2003. This charge was partially offset by a lowered allocation of general over-head from our predecessor’s parent in the amount of $2.0 million. As a percentage of revenues, general and administrative expenses were 13.7% for the year ended December 31, 2004 compared to 7.4% for the twelve months ended December 31, 2003.

Other expense (income).   In 2004, our predecessor realized a gain of $0.7 million on the sale of the real estate used in connection with its closed operations in Azusa, California.

Impairment of long-lived assets.   In 2003 our predecessor engaged in a number of restructuring activities to respond to deteriorating business and financial conditions and a change in business focus. As such, our predecessor evaluated the related assets for impairment in connection with the restructuring.

In the second quarter of 2003, our predecessor reclassified our Azusa, California property to assets held for sale. The optical products facility located on that property was acquired in 1998. This facility was closed in 2002 and listed for sale. However, our predecessor had not reclassified the property in previous periods because it did not expect to be able to dispose of the property within a one year timeframe and had not yet received any offers for the property. During the quarter ended June 30, 2003, the asset was written down to its fair value, in accordance with SFAS No. 144, based on market valuations received and offers to buy the property during the quarter. A write-down of approximately $2.6 million is included in impairment of long-lived assets in the consolidated statement of operations for the year ended December 31, 2003 to recognize the facility’s fair value at approximately $4.4 million at June 30, 2003. Our predecessor suspended depreciation on this asset in accordance with SFAS No. 144. In October 2003, our predecessor sold one of the Azusa buildings for net proceeds of approximately $1.7 million, further reducing the carrying value of the assets held for sale to approximately $2.7 million at December 31, 2003.

For the 12 months ended December 31, 2004, our predecessor recorded an asset impairment charge of $5.8 million for various intangible assets and trademarks related to its closed operation in Azusa, California pursuant to SFAS No. 144. The asset impairment charge was calculated as the difference between the carrying amount of the impaired asset and each impaired asset’s estimated discounted cash flow.

Interest Expense.   As a subsidiary of BMC Industries, our predecessor was not allocated interest expense from its parent corporation. Commencing upon our acquisition by Insight Equity and Rosewood, we began to record interest expense as a stand alone company.

Income taxes.   An income tax benefit is included in our predecessor’s financial statements as a result of its being a part of the consolidated U.S. federal income tax return and state income tax return of BMC Industries. For purposes of our predecessor’s consolidated financial statements, income tax expense or benefit has been prepared for our predecessor on a stand-alone basis pertaining to domestic federal and state income taxes. In addition, our predecessor was a taxpayer in foreign jurisdictions. Valuation allowances are established when it is more likely than not that such amounts will not be realized.

Loss on discontinued operations.   In connection with our comprehensive restructuring process, an impairment for long-lived assets expense of approximately $1.8 million was taken in June 2003. In October 2003, our predecessor decided to cease financial and management support of its wholly owned French subsidiary, Vision-Ease SAS, which subsequently filed for insolvency in France. Consequently, our predecessor wrote off our remaining investment in Vision-Ease SAS, which was not material.

The losses pertaining to discontinued operations as reflected in the statement of operations for the year ended December 31, 2003 is summarized below.

Year ended December 31, 2003 (in thousands)
Loss of discontinued operations	$3,512
Loss on disposal of discontinued operations	663
Total loss on discontinued operations	$4,175
Revenues of discontinued operations	$2,320

Cash flows

Operating activities

During the nine months ended September 30, 2006, net cash provided by operating activities was approximately $13.9 million.  The primary sources of our net cash provided by operating activities included: approximately $3.5 million of net income, a decrease in net operating assets and liabilities totaling approximately $3.2 million, a change in fair value of warrants of approximately $0.8 million and depreciation and amortization of approximately $6.5 million.  The principal changes in net operating assets and liabilities were as follows: a $2.7 million decrease in accounts receivable due to decreased days sales outstanding due to a major customer paying quicker to take advantage of a cash discount, $1.2 million increase in inventory reflecting growth of our LifeRx photochromic product lines.  Additionally, there was a $1.4 million increase in accounts payable and accrued and other liabilities due to longer payment terms.

During the nine months ended September 30, 2005, net cash provided by operating activities was approximately $1.4 million.  The primary sources of our net cash provided by operating activities included:  approximately $0.7 million of net income, a change in fair value of warrants of approximately $1.0 million, depreciation and amortization of  approximately $5.7 million and other noncash items of $0.7 million offset by an increase in net operating assets and liabilities of $6.8 million.  The principal changes in net operating assets and liabilities were as follows: a $5.9 million increase in inventory reflecting growth of our LifeRx photochromic product lines and a $0.9 million decrease in accounts payable and accrued and other liabilities.

During the year ended December 31, 2005, net cash used in our operating activities was approximately $2.8 million. Uses of cash in our operating activities primarily included:  a net loss of $4.0 million, an increase in net operating assets and liabilities totaling approximately $10.9 million, partially offset by depreciation and amortization of approximately $8.5 million. The principal changes in net operating assets and liabilities were as follows:  a $7.1 million increase in inventory to support the launch of our LifeRx photochromic product lines, a $1.3 million increase in accounts receivable reflecting increased sales growth and a $2.9 million decrease in accrued liabilities offset by $0.6 million increase in accounts payable primarily relating to raw material purchases. Additionally, there were $3.5 million of other noncash items.

Cash flows provided by operating activities for the two months ended December 31, 2004 of $4.7 million related primarily to changes in net operating assets of $3.5 million including increases in accounts payable and accrued liabilities of $1.5 million and decreases in accounts receivable of $1.7 million due to the impact of the acquisition and lower sales at the end of the calendar year.

During the ten months ended October 31, 2004, net cash provided by our operating activities was approximately $4.8 million, resulting primarily from decreases in net operating assets and liabilities totaling $9.5 million.  Uses of cash in our operating activities primarily included a loss of $15.0 million, partially offset by depreciation and amortization of approximately $7.1 million.  The principal changes in net operating assets and liabilities were as follows:  a $5.0 million decrease in inventory relating to the scaling down of operations from the restructuring, a $2.1 million decrease in accounts receivable reflecting decreased sales and a $3.0 million increase in accounts payable and accrued liabilities offset by $0.6 million increase in other assets.  Additionally, there were $3.2 million of other non-cash items, including $5.8 million impairment of long-lived assets relating to intangible assets associated with the Azusa, California closed facility.

During the year ended December 31, 2003, net cash provided in our operating activities was approximately $7.6 million. Uses of cash in our operating activities primarily included a loss of $14.4 million. This was offset by a decrease in net operating assets and liabilities totaling approximately $6.5 million. The principal changes in net operating assets and liabilities were as follows:  an $8.1 million decrease in inventory, a $1.1 million increase in accounts receivable reflecting increased sales growth and a $1.2 million decrease in accrued liabilities and a $1.1 million decrease in accounts payable primarily relating to lower purchases and less favorable payment terms. Additionally, there were $8.7 million of depreciation and amortization and $6.8 million of other non-cash items, including a $4.2 million loss on discontinued operations.

Investing activites

Our net cash used in investing activities during the nine months ended September 30, 2006, was approximately $1.7 million and primarily related to investments to purchase new equipment and tools to support our increased sales and on-going production operations. In addition there was a $1.2 million return on purchase price offset by $0.4 million of intangible asset purchases.

Our net cash used in investing activities during the nine months ended September 30, 2005, was approximately $3.9 million and primarily related to investments to purchase new equipment and tools to support our increased sales and on-going production operations.

Our net cash used in investing activities during the year ended December 31, 2005, was approximately $3.9 million of which $5.9 million related to investments at both our manufacturing facilities and to purchase new equipment and tools to support the launch of our LifeRx product lines partially offset by a net $2.0 million, which was collected as part of a working capital adjustment related to our equity sponsor’s purchase of substantially all of the assets of our predecessor’s lens manufacturing, design and distribution operations and other assets related to its business from BMC Industries in a bankruptcy-court supervised auction sale process.

Cash flows used in investing activities for the two months ended December 31, 2004 of $59.1 million relate primarily to the acquisition of the Vision-Ease Lens of $58.6 million.

Our net cash provided by investing activities during the ten months ended October 31, 2004 was approximately $0.5 million of which $3.4 million related to the sale of the Azusa, California closed facility which was offset by $1.5 million of purchases of property, plant and equipment and the $1.3 million purchase of minority interest.

Our net cash used in investing activities during the year ended December 31, 2003, was approximately $3.5 million of which $5.2 million related to investments at both our manufacturing facilities and a $0.3 million increase of intangible assets partially offset by a net $2.0 million, which was collected as part of a sale of a building in Azusa, California.

Capital expenditures

We expect our aggregate capital expenditures for 2006 to be approximately $4.0 million of which approximately $2.0 million is planned to increase our manufacturing capacity and efficiency. The remaining $2.0 million is planned for the purchase of equipment and tools to support our on-going production operations. We are currently budgeting capital expenditures for 2007 of approximately $8.0 million of which approximately $6.0 million is planned to increase our manufacturing capacity and efficiency. The remaining $2.0 million is planned for the purchase of equipment and tools to support our on-going production operations.

Financing activities

Net cash used in financing activities during the nine months ended September 30, 2006 aggregated $11.1 million, which primarily represents the following:

•  $1.5 million in scheduled and required payments against our long-term debt and capital lease obligations;

•  $8.6 million in net payments against our revolving credit line;

•  $0.4 million distribution to the partnership for their estimated 2005 tax liability; and

•  $0.8 million of costs paid related to our initial public offering.

Net cash provided by financing activities during the nine months ended September 30, 2005 aggregated $2.2 million which primarily represents the following:

•  $1.5 million in scheduled and required payments against our long-term debt and capital lease obligations

•  $3.8 million of net borrowings against our revolving credit line to finance working capital expansion

Net cash provided by financing activities for the year ended December 31, 2005 aggregated $6.2 million, which primarily represents the following:

•       In December 2005, we replaced our $31.3 million Term A Loan and subordinated debt with $53.6 million of new financing. Debt issuance cost for the refinancing totaled $1.1 million.

•  In December 2005, we paid $15.0 million to our equity sponsors as a return of capital.

Cash flows provided by financing activities for the two months ended December 31, 2004 consist of the debt and partnership interest issuances to finance the acquisition.

Net cash used in financing activities for the ten months ended October 31, 2004 consisted of payments made to our Predecessor’s parent for inter-company amounts owed.

Net cash used in financing activities for the year ended December 31, 2003 aggregated $3.6 million, which primarily relates to payments made to the Predecessor’s parent for inter-company activities.

Cash and working capital

As of September 30, 2006 and December 31, 2005, we had $2.2 million and $0.9 million, respectively, in cash, and working capital (current assets minus current liabilities) of $14.8 million and $8.7 million, respectively. We believe that our cash flow from operations, existing borrowing availability, and our current cash balances, together with the net proceeds from this offering, will be sufficient to satisfy our current working capital and capital expenditure requirements for at least the 24 month period following this offering. We currently anticipate meeting our long-term capital and liquidity needs through a combination of cash flows from operations and possible future debt or equity financings. We are contractually obligated to purchase approximately $4.2 million of film product per year through August 2008. This purchase committment is well within our anticipated product needs, and we do not anticipate any material impact on our cash flow resulting from a short fall.

In October 2006, we made a tax distribution to the limited partners of our Company in the amount of approximately $2.0 million.

Seasonality

We experience seasonal variations in our quarterly results with fourth quarter results generally lower than the other three quarters of the year. Fourth quarter results are generally lower than the first three quarters of the year because of lower demand for polarized and photochromic products.

As an illustration of the seasonality we experience, the following table sets forth our and our predecessor’s quarterly sales in terms of percentage of total sales during the fiscal year for the last five full fiscal years.

	Q1	Q2	Q3	Q4
	% of total sales	% of total sales	% of total sales	% of total sales
2001	26.3	26.4	25.6	21.7
2002	30.0	27.0	23.2	19.8
2003	33.9	19.5	24.5	22.1
2004	26.1	25.4	26.0	22.5
2005	25.2	26.4	26.1	22.4

Liquidity and capital resources

For the nine months ended September 30, 2006 and the year ended December 31, 2005, we funded our working capital requirements and capital expenditures from net cash provided from operating activities and borrowings under our Senior Credit Facility, including both a Term A Loan and a revolving line of credit, as well as borrowings under our Term B Facility. As of September 30, 2006, we had working capital (current assets minus current liabilities) of approximately $14.8 million.

Sources of liquidity

As of September 30, 2006, we had approximately $56.9 million in total indebtedness. We amended and restated the Senior Credit Facility on December 2, 2005. The Term A Loan under this facility totals $12.5 million, bears interest at a floating rate based on LIBOR plus 3.5% and matures December 1, 2008. The Term A Loan borrowings bore interest at the rate of 8.82% per annum as of September 30, 2006. The revolving line of credit under our Senior Credit Facility has a capacity of $25.0 million and bears interest at a floating rate based on LIBOR plus 2.5% and matures on December 1, 2008. The revolving loan borrowings bore interest at the rate of 7.82% per annum as of September 30, 2006 and had an outstanding balance of $11.1 million.

We entered into the Term B Facility on December 2, 2005. The Term B Loan under this facility totals $31.5 million, bears interest at a floating rate based on a rate per annum equal to the sum of (x) the greater of (A) the Eurodollar rate and (B) 3.5% plus (y) 6.5%. This loan matures December 1, 2011. This borrowing bore interest at the rate of 11.82% per annum, as of September 30, 2006. We are required to repay this borrowing at ORIX’s request, within five business days of the completion of this offering with no prepayment penalty. If ORIX does not request this prepayment, we intend to repay this loan and we will incur a prepayment premium equal to 1% of any principal amount repaid.

Our blended interest rate on our long-term debt as of September 30, 2006 was 10.34%.

Covenants contained in our credit facilities restrict our ability to, among other things, incur additional indebtedness, declare dividends, make capital expenditures, finance our future operations or capital needs and pursue available business opportunities. A breach of any covenant could result in a default under the Senior Credit Facility. See “Description of certain debt.”  If a default occurs, our indebtedness under the Senior Credit Facility could be declared immediately due and payable. For the year ended December 31, 2005 and the nine month period ended September 30, 2006, we were in compliance with, or received waivers with respect to, all the covenants under the Senior Credit Facility. The waiver that we received under our Senior Credit Facility for the years ended December 31, 2004 and 2005, related to our failure to timely file financial statements with the lender. The waivers were not continuing waivers.

In addition to the long-term debt discussed above, we also entered into capital leases on equipment used in our operations with lease terms of five years. At September 30, 2006, the net present value of these future minimum lease payments was $1.3 million assuming a discount rate of 6.75%.

Contractual obligations and commercial commitments

The following table summarizes our contractual and commercial obligations and commitments, as well as expected interest expenses, as of December 31, 2005:

	Payments due by period
(in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual obligations:
Debt obligations (including interest)(1)	$94,736	$7,353	$43,560	$7,777	$36,046
Capital lease obligations (including interest)	1,769	414	828	527	—
Operating lease obligations	1,182	314	418	128	322
Raw material contracts(2)	4,772	4,772	—	—	—
Capital projects	318	318	—	—	—
Total	$102,777	$13,171	$44,806	$8,432	$36,368

(1)    Amounts reflect an interest rate based on September 30, 2006, of 11.82% on an outstanding balance of $31.5 million on the Term B Facility due December 2011. We anticipate paying this loan off with proceeds from this offering. Amounts also reflect an interest rate of 8.82% on an outstanding balance of $13.3 million on our Term A Loan under the Senior Credit Facility due February 2008 and an interest rate of 7.82% on an outstanding balance of $19.7 million on our revolving loan under the Senior Credit Facility due December 2008. We anticipate paying off approximately $           of our revolving loan under the Senior Credit Facility with proceeds from this offering.

(2)    In 2006 we entered into a contractual obligation to purchase a certain type and quantity of film through August 2008. The terms of the contract include a minimum annual purchase obligation of approximately $4.2 million.

Off-balance sheet arrangements

We have an interest rate swap agreement with a notional value of $14 million that expires in October 2007. There are no other off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures, or capital resources.

Market risk

Foreign currency risk

Our foreign operations utilize local currencies and, as a result, we are subject to movements in foreign currency exchange rates in those countries where we conduct business. We are not currently a party to any foreign currency market risk sensitive instruments, including debt instruments or derivatives, however we may in the future enter into forward foreign currency exchange or other derivative contracts to hedge our exposure to foreign currency exchange rates. We do not currently hedge any foreign currency exposure to offset the effects of changes in exchange rates.

We have manufacturing operations in Jakarta and distribution operations in the United Kingdom and Canada. Our foreign currency exposures give rise to market risks associated with exchange rate movements primarily of the dollar against the Indonesian rupiah and the euro. In 2005, we generated 92% of our revenues in U.S. dollars, 6% in pounds sterling, and the remainder of our revenues in other currencies, and we incurred approximately 78% of our expenses in U.S. dollars, 7% in each of rupiah and yen and 8% in other.

Interest rate risk

Our credit facilities bear interest at a floating rate based on LIBOR. Following the completion of this offering, we expect to have approximately $     million outstanding under the Term A Loan of our Senior Credit Facility, approximately $     million outstanding under our revolving line of credit of our Senior Credit Facility and no amount outstanding under the Term B Facility. Assuming these expected outstanding balances under each of our credit facilities, a 1% increase in the floating rates under our credit facilities would increase our annual interest expense by approximately $   million.

Credit risk

Credit risk is the possibility that the value of our assets may become impaired if counterparties cannot meet their obligations in transactions involving financial instruments. We perform credit evaluations to reduce credit risk. We  estimate the allowance for uncollectible accounts based on their historical experience and credit evaluation. Our standard credit terms are 1% 15, net 30 days of the end of month in the United States and 1% 15, net 60 days of the end of the month internationally. Luxottica Group accounted for 23.9% of our accounts receivable balance at September 30, 2006. While we may in a small number of instances be exposed to credit risk with respect to our customers, we currently believe that this risk is not material.

Commodity risk

While we seek to enter into annual fixed price contracts for the majority of the raw materials we use in our manufacturing processes, we may not always be successful in that endeavor. Furthermore, year to year fluctuations in commodity prices could materially alter our cost of products sold when we renew our supply contracts. Resin, film and coatings, our largest raw material expenditures, are not traded on any exchanges nor are these products correlated with other commodities that are actively traded on the commodity exchanges. The price of resin, however, may be materially affected by changes in the price of oil, which is the primary ingredient used in the production of resin. As lens sales prices do not generally move in unison with commodity price changes, long-term supply agreements have provided a hedge against price volatility.

Internal controls

For the year ended December 31, 2005, certain matters that were considered to constitute material weaknesses in our internal controls, as defined under standards established by the

American Institute of Certified Public Accountants, or the AICPA, were identified by management. For a discussion of risks related to these material weaknesses, please see the appropriate discussion under “Risk factors.”

The material weakness determination was based upon observations that led to a conclusion that our accounting and finance department did not have adequate resources to complete an effective and efficient financial closing and reporting process as evidenced by the significant number of adjusting journal entries identified throughout the audit of our financial statements for the year ended December 31, 2005. The adjusting journal entries were due to errors identified in which transactions were not appropriately and consistently accounted for in accordance with GAAP. Additionally, this lack of accounting and finance resources resulted in the lack of timely completion and review of account reconciliations and journal entries. These material weaknesses contributed to our need to restate our financial statements for the two months ended December 31, 2004 and the year ended December 31, 2005.

We addressed the material weaknesses, as a general matter, by undertaking to formalize and document internal control procedures as appropriate, hiring additional accounting staff, and having our financial and accounting personnel obtain additional training in public company reporting and other matters. Pursuant to a remedial plan we are implementing, to date, we have:

•       hired a corporate controller;

•       hired a compliance officer; and

•       hired an additional staff member to handle general accounting activities.

In addition, as part of our preparation to become compliant with the Sarbanes-Oxley Act of 2002, we engaged an accounting firm of national standing in October 2005, to assist management with the requirements for our chief executive officer and chief financial officer to attest on the effectiveness of our “internal control over financial reporting” which we anticipate to be required as early as the year ending December 31, 2007.

As part of our remedial measures, we have taken the following actions:

•       provided additional training of our accounting and finance team to cross-train our team and to reemphasize the importance of complying with, and formalize policies regarding, (i) the reconciliation and review of account balances, including timeliness and accountabilities, (ii) the requisition, purchase, and accounting of fixed assets to ensure all purchases of fixed assets are capitalized appropriately or amounts spent that are not capitalized are expensed, (iii) the determination of an asset’s in-service date to ensure the appropriate amount of depreciation expense is being recorded and (iv) the timely review of journal entries;

•       reevaluated our process for ensuring that new accounting pronouncements are reviewed for applicability; and

•       established a formalized process for reviewing all significant contracts to determine appropriate accounting treatment.

The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to continue to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company.

Critical accounting policies

This discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as revenues and expenses during the reporting period. We evaluate our estimates, judgments and assumptions on an ongoing basis. We base our estimates on historical experience and on various other factors we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could therefore differ materially from those estimates under different assumptions or conditions. Our significant accounting policies are described in Note 3 of the Notes to the consolidated financial statements.

Revenue recognition

We comply with the provisions of Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, as amended by SAB No. 104, and recognize revenue when all four of the following criteria are met:  (i) persuasive evidence that an arrangement exists; (ii) delivery of the products and/or services has occurred; (iii) the selling price is both fixed and determinable; and (iv) collectability is reasonably assured. Our revenue is primarily derived from spectacle lens sales to our global customers. Outbound freight billed to customers is included in revenue, and shipping and handling costs are included in cost of products sold. In accordance with SFAS No. 48, Revenue Recognition When the Right of Return Exists, we have not recognized revenue for sales with deferred payment terms that can be satisfied through the return of product.

We offer trade allowances such as rebates and other incentives to customers in the normal course of business. Accruals for these allowances are provided for based on estimates and historical experience and are recorded as a reduction of net sales when the related revenue is recorded.

Provisions for uncollectible trade receivables and product returns

We establish a reserve and record a provision for accounts doubtful of collection and an allowance for estimated sales returns based on historical experience as well as provide additional, specific reserves when warranted by facts and circumstances. In the past, returns provisions have been adjusted higher or lower during the course of a fiscal year depending on actual results to date and anticipated returns for the remainder of a year. Experience has shown a relationship between gross sales and sales returns in the subsequent period, as well as a consistent pattern of returns due to the seasonal nature of our business. In addition, as necessary, specific accruals may be established for known or anticipated events that we have considered, and will continue to consider, including, but not limited to, the solvency of our customers, store closings by retailers, changes in the retail environment and our decision to recall or continue to support new and existing products.

Actual returns in any future period are inherently uncertain and thus may differ from our estimates. If actual returns exceed provisions, we would need to reduce our revenues at the time of such determination.

Inventory valuation

Inventories are stated at the lower of cost or market, using the first-in, first-out method, or current net realizable value. We make ongoing estimates relating to the net realizable value of inventories, based on our assumptions about future demand and market conditions. We record an inventory write-down, which represents the difference between the cost of the inventory and its estimated market value, based on various product sales projections. This write-down is calculated based on historical trends and requirements to support forecasted sales. In addition and as necessary, we may record specific write-downs for future known or anticipated events.

If we estimate that the net realizable value of our inventory is less than the cost of the inventory recorded on our books, we record a write-down equal to the difference between the cost of the inventory and the estimated net realizable value. This write-down is recorded as a charge to cost of sales.

Identifiable intangible assets

Identifiable intangible assets consist of patents, which are amortized over their estimated useful lives of seven years. Patents are reviewed for impairment whenever events or changes in the circumstances indicate that the carrying value of an asset may not be recoverable.  To determine the fair value of these intangible assets, there are many assumptions and estimates used that directly impact the results of the testing. We have the ability to influence the outcome and ultimate results based on the assumptions and estimates we choose. To mitigate undue influence, we use industry-accepted valuation models and set criteria that are reviewed and approved by senior management.

Foreign currency translation

The financial statements of subsidiaries located outside of the United States are measured using the local currency as the functional currency, except for Vision-Ease Asia, which uses the dollar as their functional currency. Assets and liabilities of these subsidiaries are translated at the rates of exchange at the balance sheet date. Income and expense items are translated at average monthly rates of exchange. The resultant translation adjustments are included in accumulated other comprehensive (loss) income. The balance in accumulated other comprehensive (loss) income was $(0.1) million and $0.2 million at December 31, 2005 and 2004, respectively.

Impairment of Long-Lived Assets

We evaluate our long-lived assets for impairment when management plans to dispose of assets or when events and circumstances indicate a possible impairment. To evaluate for impairment, we compare estimated future cash flows on an undiscounted basis to the carrying value of the asset. If the undiscounted cash flows do not exceed the carrying value, then an impairment loss is recorded based on the fair value of the asset, typically measured using a discounted cash flow model.

Research and development

Expenses related to our design services and manufacturing processes are included in research and development costs instead of cost of products sold because we retain ownership of the intellectual property arising from our work. We expense all research and development costs as incurred, except legal fees associated with obtaining and maintaining patents. Research and development expense for the year ended December 31, 2005 and for the two months ended December 31, 2004, was $1.7 million and $0.3 million, respectively.

Warrants

We have recorded the estimated fair value of the warrant put option as a liability based on an independent appraisal of our company as a going concern assuming continuation of the current operations. The estimate of fair value was established using a combination of a discounted cash flow method and a market approach. Significant assumptions include, but are not limited to:

•  estimates of future earnings;

•  estimated average cost of capital; and

•  estimated comparable market multiples.

Income Taxes

Deferred income tax assets and liabilities are computed for differences between the financial statements and income tax bases of assets and liabilities. Such deferred income tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to reverse. A valuation allowance is established, when necessary, to reduce deferred income tax assets to the amount expected to be realized.  As of September 30, 2006, we have determined that future earnings, more likely than not, are expected to be sufficient for the realization of our deferred tax assets.

Pensions

We have one defined benefit plan related to operations in Jakarta, Indonesia that commenced in 2003.  The plan’s benefits are primarily based on an Indonesian employee’s compensation and years of service.  The actuarial assumptions and methods, in particular discount rates and salary increases, used in the development of pension costs have been selected in accordance with the requirements of FAS 87 which calls for significant actuarial assumptions to equal management’s best estimate of the experience related to the individual assumption.  These assumptions are updated annually and changes in these assumptions will affect pension expense.  The local economic and demographic environment has been taken into account in setting the assumptions.  We utilize local actuaries based in Jakarta to assist the Company with the preparation of the assumptions used in the development of the related pension costs.  The plan is a requirement of Indonesian law and is governed as such.  The benefits expected to be paid are expensed over the employee’s expected service.  To determine the expected benefits to be paid, we have to make assumptions regarding interest rates and the rate of salary increases.  Actual experience different from these assumptions could result in materially different benefit payments.  We have chosen to account for these actuarial gains and losses immediately rather than defer their recognition.

The discount rate reflects the current rate at which the pension liabilities could be effectively settled at the end of the year based on our December 31st measurement date. The discount rate was determined by matching our expected benefit payments to payments from a stream of long term Indonesian government bonds. The discount rate on our Indonesian pension plan is 13%. There are no known changes in our discount rate assumption that will impact our pension expense in 2006.

Recent accounting pronouncements

In November 2004, the FASB issued SFAS No. 151, Inventory Costs—an amendment of ARB No. 43, Chapter 4. SFAS No. 151 amends the guidance in Accounting Research Bulletin No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other things, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current period charges regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. Additionally, SFAS No. 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005 and was adopted by us on January 1, 2006. In our determination, there is no impact on its consolidated results of operations and financial condition as a result of implementing SFAS No. 151.

In December 2004, the FASB issued SFAS No. 123R, Share-Based Payments, which revised SFAS No. 123 and supersedes APB No. 25, Accounting for Stock Issued to Employees. SFAS No. 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments (including grants of employee stock options) based on the grant date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award, or the requisite service period (usually the vesting period). The provisions of SFAS No. 123R were effective for our Company commencing the first quarter of 2006 and had no impact on our results of operations and financial position at the adoption date.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections—a replacement of APB opinion No. 20 and FASB Statement No. 3. SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle and requires retrospective application to prior period financial statements of changes in accounting principle. This statement also required that a change in depreciation, amortization, or depletion method for long-lived nonfinancial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, and was adopted by us on January 1, 2006.

In July 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that we recognize in our financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. The provisions of FIN 48 are effective as of the beginning of the 2007 calendar year, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. We have not yet determined the impact that FIN 48 will have on our future results of operations and financial position.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This statement clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. We have not determined the impact, if any, the adoption of this statement will have on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R). SFAS No. 158 requires the recognition of the funded status of a defined benefit plan in the statement of financial position, requires that changes in the funded status be recognized through comprehensive income, changes the measurement date for defined benefit plan assets and obligations to the entity’s fiscal year end and expands disclosures. The recognitions and disclosures under SFAS No. 158 are required as of the end of the fiscal year ending after December 15, 2006, while the new measurement date is effective for fiscal years ending after December 15, 2008. We are in the process of evaluating the impact of SFAS No. 158 on our consolidated financial statements.

Business

We are a technology focused designer, manufacturer and distributor of polycarbonate prescription lenses and lens treatments for the global spectacle lens market. As a leading innovator in our industry, we were among the first to develop and commercialize prescription polycarbonate lenses and are a leading manufacturer of these lenses in the world. Polycarbonate lens sales grew at a compounded annual rate of 20.2% in the United States between 2001 and 2005, grew 19.4% in the United States in 2005 and comprised 43.6% of the U.S. market for the same year, making polycarbonate the fastest growing material widely used in the U.S. prescription spectacle lens market. Polycarbonate lenses offer higher impact resistance, lighter weight, inherent ultraviolet filtering and increased durability as compared to conventional plastic or glass lenses. Sales of polycarbonate lenses accounted for approximately 79.2% of our revenues in 2005 and approximately 85.7% of our revenues during the nine months ended September 30, 2006. Our complete product offerings include a broad line of our manufactured polycarbonate and glass prescription lenses, along with plastic prescription lenses that we distribute. We manufacture lenses for each primary corrective lens design in use today, namely single-vision, multifocal and progressive lenses and market more than 15,000 stock keeping units, or SKUs, under established industry brand names.

We believe that we produce some of the most advanced products on the market today and we focus our product development on materials, corrective lens designs and treatments that we consider to be highly innovative and within the fastest growing market segments. We have leveraged our strong technology development platform and polycarbonate expertise to become leaders in high end lens treatments such as polarized lenses, which block ultraviolet rays and reduce glare for the user. Polarized lens volume grew at a compounded annual growth rate of 20.3% in the United States between 2003 and 2005 and comprised 6.0% of all lenses sold in 2005. We believe we were among the first companies to introduce prescription polarized spectacle lenses made of polycarbonate and that we retain a leading position in this market.

Building on our research and development expertise, we recently invented a patented film technology for photochromic polycarbonate lens sales, which darken when they are exposed to ultraviolet rays and remain clear in other light. Photochromic spectacle lens sales grew at a compounded annual growth rate of 13.8% in the United States between 2001 and 2005, grew 5.7% in the United States in 2005 and comprised 42.5% of the U.S. market for the same year. We first launched LifeRx, our photochromic product line, on a limited basis to select customers in July of 2005. In December 2005, an independent laboratory validated our photochromic technology by confirming certain superior performance characteristics of our new lenses relative to other major brands on the market and by February 2005, we had launched our full product line industrywide. In particular, our lenses are clearer, faster reacting and more durable than other major brands on the market. Our patented film technology makes it possible for us to mold photochromic lens treatments between layers of polycarbonate and other materials, positioning us as a market leader.

We launched our photochromic product line and began shipping most lens designs to customers during the second half of 2005, with our first launch of polycarbonate photochromic progressives in late December 2005. We have experienced strong interest in our new photochromic products, including from LensCrafters, the largest optical specialty retailer in the United States, which replaced well-known, high revenue competitive products they had been distributing with our new line. We are also selling our new product line to several other large specialty retailers and mass merchants. While we previously sold and distributed another company’s branded photochromic product line and we generated approximately $14.8 million of revenue during 2005 from these product sales, we made the strategic decision to enter the market directly with our own LifeRx product line. Following our entrance into the market, Transitions terminated our right to sell their brand of photochromic products.

Our research and development team has been responsible for generating over 47 registered U.S. patents and 14 U.S. pending patents. We also have 9 granted international patents and 21 pending international patents applications. In addition, our research and development team has created substantial intellectual property comprised of trade secrets and operational know-how in product manufacturing that are essential to our success. We believe that our research and development team will continue to create highly innovative products that will differentiate us in the market and add to our growing portfolio of proprietary products and intellectual property.

We manufacture new products as well as complex polycarbonate products at our manufacturing facility in Ramsey, Minnesota, and standard polycarbonate and glass products in our low cost manufacturing facility in Jakarta, Indonesia. We believe that our manufacturing strategy enables us to maximize quality, produce innovative new products, maintain very high order fill rates and safeguard our key intellectual property, all while driving improvements in cost efficiency and margins. Whether we manufacture our lenses in Ramsey or Jakarta, we have built a reputation for industry leading product quality. For example, based on the confidence we have in the quality of our products, in July 2004, to our knowledge, we became the first lens supplier in the industry to market a defect rate of less than 2% to all customers.

We primarily market and sell our products in the United States, Latin America and Europe and we are pursuing long-term growth opportunities in Asia-Pacific driven by attractive demographics with increasing access to vision care. Within our existing markets, we have long-standing customer relationships with leading specialty retailers, mass merchants, independent eye doctors and wholesale laboratories. We were named Supplier of the Year in both 2003 and 2004 by Luxottica Group, the parent company of LensCrafters. Wal-Mart’s Specialty Group also awarded us their outstanding Supplier/Partner award for the first quarter of 2004. Furthermore, in November 2006, The Optical Laboratories Association, an international business association serving the optical laboratory industry, awarded us their 2006 Award of Excellence for Best in Lens Materials honoring our polycarbonate photochromic lenses. Our increased focus on sales and marketing and our significant experience in the specialty retail and mass merchant segment has contributed to our recent success being selected as the sole supplier of polycarbonate lenses to Devlyn Opticas SA de CV, the largest optical retailer in Mexico.

Industry overview

The spectacle lens manufacturing industry has traditionally provided semi-finished lenses to wholesale laboratories that serve independent eye doctors or retailers, and wholesale or captive laboratories that serve specialty retailers and mass merchants. Over the past several years, our industry has experienced significant consolidation and has witnessed the emergence of large, growing specialty retailers, often integrated with frame manufacturers and managed vision care organizations, as a primary source of spectacle lenses for the U.S. consumer. Consumer demands for improved spectacle lens materials, advanced designs and treatments have also driven industry change and led to above industry average growth in the polycarbonate, photochromic, polarized, and progressive lens segments.

The size of the U.S. retail vision care market, consisting of spectacle frames and lenses, contact lenses, examinations, and over-the-counter reading glasses, was approximately $22.3 billion in 2005. The retail spectacle lens segment represented 34.0% or $7.6 billion of the U.S. retail vision care market. The size of the U.S. spectacle lens manufacturing market was approximately $1 billion in 2005. The U.S. lens manufacturing industry grew annually at a compounded rate of approximately 5.2% between 2001 and 2005, led by 20.2% compounded annual growth in polycarbonate lenses, 13.8% compounded annual growth in photochromic lenses and 8.2% compounded annual growth in progressive lenses. Based on internal estimates, we believe the size of the global spectacle lens manufacturing market was approximately $3 billion in 2005.

The eye correction needs of the patient are the cornerstone of the spectacle lens market and these needs are first identified by an eye examination. The growth of eye exam volume in the United States has been driven by the growing presence of managed vision care organizations. Managed vision care organizations are often integrated with leading specialty retailers and therefore have an incentive to drive increased eye exams as a precursor to new or replacement spectacles. Following the eye examination, an eye doctor determines the proper prescription and sends it to an optical laboratory. The eye doctor may be practicing independently, but an increasingly significant number are associated with specialty retailers or mass merchants. To complete the prescription, the optical laboratory acquires lenses supplied by lens manufacturers. Specialty retailers, mass merchants and some wholesale laboratory groups often centralize their purchasing of lenses from the manufacturers. At the laboratory, the finished lenses are finally cut, edged and mounted onto the frame, if necessary, and delivered to the retailer who sells them to the patient.

Working directly with centralized purchasing departments and wholesale laboratories, manufacturers must be able to rapidly process the orders they receive and ship them out, often on the same or next day after the orders are received. Manufacturers must meet fluctuating daily demands and maintain an adequate inventory to enable processing and shipping of orders on a timely basis. The ability to process and ship orders on a timely basis is a primary factor that its customers consider when judging a manufacturer’s level of service.

The manufacturing process of lenses can be very complex. Manufacturers of polycarbonate lenses, for example, use injection molding systems to create the lenses, subjecting the raw materials to high temperatures and intense pressure within specific parameters. Given the nature of the product, quality standards are extremely stringent and even minor variances result in scrapped product. Particulates in the air, foreign substances within the raw materials, imperfections in lens treatments or film and deviations from production specifications can all significantly impact a manufacturer’s product quality and yield.

Spectacle lens materials

There are three principal materials widely used in producing spectacle lenses:

Polycarbonate.   Polycarbonate is the fastest growing material widely used in the U.S. spectacle lens market because it offers higher impact resistance, lighter weight and increased durability inherently blocks ultraviolet light as compared to conventional plastic or glass. We believe polycarbonate, as a primary material used in the production of spectacle lenses, has a long life cycle and a sustainable competitive advantage as compared to other principle materials widely used in the market today. We also believe that polycarbonate will increase its penetration in Latin America, Asia-Pacific and other markets where there is a significant opportunity to replace the less advanced materials used today. Polycarbonate lens sales grew at a compounded annual rate of 20.2% in the United States between 2001 and 2005, grew 19.4% in the United States in 2005 and comprised 43.6% of the market for the same year.

Plastic.   Conventional plastic had been the preferred material used to produce spectacle lenses in the United States for many years prior to the introduction of polycarbonate, however, in 2005, conventional plastic sales fell 6.1% and comprised 54.8% of the U.S. market.

Glass.   Glass was historically the predominant manufacturing material for spectacle lenses due to its optical performance and clarity. Glass has been largely displaced in many developed countries by polycarbonate and conventional plastic materials. Despite its optical clarity, the risks associated with the shattering of glass and its relatively heavy weight have negatively impacted its use. In 2005, glass lens sales fell 15.0% and comprised 1.7% of the U.S. market. In many developing countries, however, glass is still the predominant material.

Spectacle lens designs

In addition to material, spectacle lenses are also differentiated by design. There are three primary corrective lens designs.

Single-vision lenses.   These lenses have a constant corrective power at all points and are used to correct single refractive vision problems, including myopia (nearsightedness) and hyperopia (farsightedness). Having only one optical power, single-vision lenses are the least expensive to manufacture and have the lowest retail sales price. Single-vision lenses accounted for 22.0% of the U.S. spectacle lens market share in 2005, an increase of 0.7% compared to 2004.

Multifocal lenses.   These lenses have more than one corrective power. Multifocal lenses have two or more distinct optical zones to correct vision deficiencies. Frequently one zone, on the upper part of the lens, is for distance viewing and the other zone, on the bottom part of the lens, is for near vision. These lenses can be used to correct multiple refractive vision problems, including presbyopia which is a natural aging vision disorder generally affecting people over the age of 45. Multifocal lenses accounted for 14.7% of the U.S. spectacle lens market share in 2005, a decrease of 3.0% compared to 2004.

Progressive lenses.   These lenses are similar to multifocal lenses in that the top of the lens is used for distance viewing but instead of two or more distinct zones, progressive lenses gradually transition into a medium vision zone in the middle of the lens and a near vision zone at the bottom of the lens. By combining multiple viewing zones, progressive spectacles accomplish a similar goal as multifocal lenses but seek to do so in a more seamless way for the user. Progressive spectacle lens sales grew at a compounded annual growth rate of 8.2% in the United States between 2001 and 2005 and comprised 62.7% of the U.S. lens market share in 2005, an increase of 6.0% compared to 2004.

Lens treatments

In addition to the material and corrective design of the lens, there are lens treatments that can be applied that are used for a variety of purposes including photochromism, polarization, anti-reflection, scratch-resistance, ultraviolet protection and tinting. These treatments provide additional comfort and health benefits to users, and also create additional revenue opportunities for manufacturers by enabling them to differentiate their products and increase prices. The spectacle lens market in the United States has historically been characterized by continued introduction of improved lens treatments and applications. There are four primary lens treatments in the industry today.

Photochromic.   This treatment creates a clear lens indoors that darkens when exposed to the sun’s ultraviolet rays, adjusting the level of the tint depending on the intensity of the sunlight. When the lens is no longer exposed to ultraviolet light, it returns to a clear state. Photochromic lens sales grew at a compounded annual growth rate of 13.8% in the United States between 2001 and 2005 and comprised 42.5% of the U.S. market in 2005.

Polarized.   Polarization is a lens treatment that creates a sunglass lens that reduces glare for the user. Polarized lenses can improve the user’s vision and comfort under a variety of light conditions. Polarized lens volume grew at a compounded annual growth rate of 20.3% in the United States between 2003 and 2005 and comprised 6.0% of all lenses sold in 2005.

Anti-reflective.   Anti-reflective treatments reduce glare emanating from the lens surface by increasing the amount of light passing through the lens. Anti-reflective coatings reduce ghost images, glare from lights at night and eye strain caused by overhead lighting. Anti-reflective coatings volume grew at a compounded annual growth rate of 12.2% between 2003 and 2005 and comprised 24.9% of the U.S. market in 2005.

Scratch resistant.   This treatment increases the lens’ resistance to scratching, is used in all polycarbonate lenses and is widely used with other materials.

Key trends affecting the global spectacle lens market:

There are several key trends driving and sustaining growth in the global spectacle lens market:

Lens technology development.   Over the past two decades, the global lens industry has benefited from significant technology advances in lens quality due to improved design and manufacturing processes, as well as more advanced materials and innovative lens treatments. These advances have created the fastest growing segments today, namely polycarbonate, photochromic, polarized, and progressive lenses. We believe improved technology will continue to drive and supplement doctor and retailer efforts to provide improved vision care by upgrading and replacing customer lenses.

Shift to polycarbonate from glass and conventional plastic.   We believe the market share of polycarbonate lenses will continue to increase as demand shifts away from glass and conventional plastic lenses to this more durable, lightweight and impact resistant alternative that inherently blocks ultraviolet light. We believe that the penetration of polycarbonate lenses experienced in the United States over the past decade will be replicated over time in other markets globally, particularly in Asia-Pacific and Latin America.

Retail growth and strategies.   Over the past several years, there has been significant consolidation in our industry. Large and growing specialty retailers and mass merchants have emerged as a primary source of spectacle lenses for the U.S. consumer and now account for 49.3% of the U.S. vision care retail market compared to 39.5% in 2001. Specialty retailers in particular have integrated frame manufacturing operations and managed vision care organizations. These integrated companies are investing in ways to increase eye exams with the understanding that eye exams result in product sales. Value-added lens treatments offer enhanced opportunities to further increase the retailers’ margins. Retailers are encouraging consumers, through promotions and otherwise, to purchase multiple pairs of spectacles that appeal to different styles or offer different functionality. Leading companies in fashion, cosmetics and athletics are also promoting multiple spectacle frames of different styles for different activities. Lens manufacturers directly benefit from large retailers who continue to invest in sophisticated marketing strategies to increase their sales of frames and spectacle lenses, including value-added treatments.

Favorable demographics and global vision correction penetration.   According to the U.S. Census Bureau, the number of people over the age of 45 in the United States is expected to grow by 14 million from 107 million in 2004 to 121 million in 2010, a compound annual growth rate of 2.1%, which is at a rate more than double the average growth rate of the total U.S. population. This age group is a key market for the spectacle lens industry because the vast majority of people over the age of 45 are impacted by presbyopia. Spectacle lens usage in the United States increases from 54.0% for people ages 35 to 44 to 83.0% for people over the age of 55. At the same time, contact lens usage in the United States decreases from 21.0% for people ages 35-44 to 6.0% for people over the age of 55. People over the age 55 in the United States are also significantly more likely to purchase photochromic lenses than people age 35-55. The global spectacle lens market also presents significant growth opportunities. Several participants in our industry have estimated that approximately two-thirds of the world’s population need vision correction and that only approximately one-fifth of the population in Asia-Pacific and Latin America currently wear spectacle lenses. As these economies continue to develop, health care standards continue to improve, and more people can afford vision care, we expect significant growth potential in these regions.

Significant barriers to entry.   While a number of new competitors have attempted to enter the lens manufacturing industry over time, only a small number of manufacturers have remained as a result of many factors, including high industry barriers to entry, such as:

•       specialized technology design, development and manufacturing expertise;

•       proprietary intellectual property, including patents and know-how;

•       significant capital investment and vertical integration;

•       access to distribution channels;

•       established reputations for product quality, innovation and service; and

•       breadth of product offerings.

Alternative vision correction treatments.   Though vision care alternatives exist, including contact lenses, intraocular lenses and laser surgery, we believe these alternatives have not had a material impact on the spectacle lens market for the following reasons:

•       Contact lenses. Contact lens market share of the U.S. vision care market has not meaningfully increased in recent years. Sales in 2005 were approximately $2.2 billion and accounted for 8.4% of the U.S. vision care retail market revenues in 2005. Both single-vision and multifocal contact lenses tend to be more expensive, more intrusive and less effective for most forms of optical dysfunctions than spectacles and we believe most contact lens patients almost always own at least one pair of spectacles to use during times when they are not wearing contact lenses.

•       Surgical correction. A more recent treatment for common vision correction needs is laser vision correction. The number of laser surgery procedures, which represent 7.8% of the U.S. vision care retail market revenues in 2005, has not grown as expected for several years, has been undertaken by a relatively small number of those who seek corrective treatment and remains a relatively minor part of the vision-care market relative to traditional treatments. The treatment is designed to surgically correct refractive disorders by removing layers of tissue from the cornea and reshaping the eye. Laser vision correction can cost several thousand dollars per surgery, is not traditionally reimbursed by insurers, is invasive and generally irreversible, can involve some recuperation time and faces risks of failure. Furthermore, laser surgery cannot currently treat presbyopia, a significant market in our industry.

•       Intraocular correction. Refractive intraocular lenses represent a very small portion of the overall market as they have been primarily limited to patients with severe refractive errors given the high cost, safety concerns, and limited approval from the U.S. Food and Drug Administration.

Our competitive advantages

We have developed a broad range of capabilities that we believe provide us with significant competitive advantages, including:

Technological leadership.   We are a technological leader in the polycarbonate, photochromic and polarized lens segments of the prescription spectacle lens market. We believe that we produce some of the most advanced products on the market today and we focus our product development on materials, designs and treatments that we consider to be highly innovative and within the fastest growing market segments. Our research and development team has been responsible for generating over 47 U.S. registered patents, 14 U.S. pending patents, 9 granted international patents, 21 international pending patents and a substantial amount of intellectual property consisting of trade secrets and manufacturing know-how.

Leading manufacturer of polycarbonate lenses.   We were among the first to develop and commercialize prescription polycarbonate lenses and are currently a leading manufacturer in the U.S. market. Polycarbonate is the fastest growing material widely used in the U.S. prescription spectacle lens market because polycarbonate lenses offer higher impact resistance, lighter weight and increased durability as compared to conventional plastic or glass lenses. Sales of polycarbonate lenses accounted for approximately 79.2% of our revenues in 2005 and approximately 85.7% of our revenues during the nine months ended September 30, 2006. We anticipate that polycarbonate will continue to gain market share from both conventional plastic and glass lenses in the United States and abroad.

Valued-added product expertise.   Our strong research and development platform and polycarbonate expertise has enabled us to become a leading developer and provider of value-added products. We consider our value-added offerings to be our polycarbonate and plastic photochromic, polarized and progressive lenses, which together accounted for approximately 50.4% of our revenues during 2005 and approximately 61.4% of our revenues during the nine months ended September 30, 2006. Approximately 86.9% of our revenues are derived from value-added products, including polycarbonate lenses and plastic lenses with scratch-resistant, anti-reflective, polarized and photochromic treatments. We were among the first companies to introduce prescription polarized lenses made of polycarbonate and retain a leading position in this segment of the market. We also developed polarized lenses with melanin, a specialized application of naturally occurring sun protectant that further filters out high energy visible light. Our melanin product has been approved for The Skin Cancer Foundation U.S. Seal of Recommendation as an effective ultra violet filter for the eyes and surrounding skin. Building on our product development experience, we recently invented a patented film technology for photochromic polycarbonate lenses, which offers a clearer, faster reacting and more durable lens compared to other major brands of photochromic lenses in the market. We believe the quality and breadth of our value-added offerings enables us to strengthen relationships with existing customers and attract new customers at the same time.

Long-standing customer relationships.   Capitalizing on our over 75 years of experience in the industry, we have established long-standing customer relationships with large and growing specialty retailers and mass merchants, as well as independent eye doctors and wholesale laboratories. Based upon customer surveys and feedback, we believe that we have developed a reputation for quality products, innovation and outstanding service that serves as a competitive advantage. We were named Supplier of the Year in both 2003 and 2004 by Luxottica Group, the parent company of LensCrafters. Wal-Mart’s Specialty Group also awarded us their outstanding Supplier/Partner award for the first quarter of 2004. Furthermore, in November 2006, The Optical Laboratories Association, an international business association serving the optical laboratory industry, awarded us their 2006 Award of Excellence for Best in Lens Materials honoring our polycarbonate photochromic lenses.

Strength in growing U.S. markets.   The U.S. market is characterized by an advanced medical infrastructure, a high standard of living, an educated consumer public that is receptive to improved corrective lens designs, materials and treatments and a fully developed distribution channel. We believe we hold a leading position in the U.S. polycarbonate, polarized and photochromic lens markets and expect that we will be able to continue to grow our sales in U.S. market with our innovative product lines.

Combination of low-cost and complex manufacturing capabilities.   We manufacture new products and complex polycarbonate products in our manufacturing facility located in Ramsey, Minnesota and standard polycarbonate and glass products in our low cost manufacturing facility located in Jakarta, Indonesia. We believe our combination of manufacturing capabilities enables us to maximize quality, produce innovative new products, maintain very high order fill rates and safeguard our key intellectual property, all while driving improvements in cost efficiency and margins. Whether we manufacture our lenses in Ramsey or Jakarta, we believe we have built a reputation for industry leading product quality. For example, based on the confidence we have in the quality of our products, in July 2004, to our knowledge we became the first lens supplier in the industry to market a defect rate of less than 2% to all customers.

Strong and experienced management team.   We have assembled an experienced management team that has focused on creating a growth oriented corporate culture and efficient work environment. Under new ownership and with a reorganized capital structure, our management team has successfully strengthened our manufacturing and operating capabilities while implementing strategic growth initiatives such as the launch of our photochromic product line. Douglas Hepper, our chief executive officer, has over 30 years of manufacturing experience and was instrumental in restructuring our predecessor’s operations and growing our business.

Our strategy

Our objective is to continue to grow our business, by focusing on further product development, expanding sales efforts, improving operating efficiencies and enhancing our position as a leading provider of prescription spectacle lenses through strategies that include:

Leverage strength in technology.   Product development is a cornerstone of our growth strategy as exemplified by our recent introduction of our photochromic product line. We believe we are a technology leader in polycarbonate manufacturing. As a result, we are well positioned today in several of the industry’s fastest growing and technologically demanding segments, including polycarbonate lenses with polarized and photochromic treatments, and we intend to continue to expand our technology platform. We believe that our expertise in polycarbonate manufacturing will provide additional opportunities to develop future products and treatments.

Capture opportunities presented by our new photochromic product.   In December 2005, an independent laboratory validated our photochromic technology by confirming certain superior performance characteristics of our new lenses relative to other major brands on the market. We have experienced strong interest in our new photochromic products across our customer base, including from LensCrafters who have replaced well-known, high revenue competitive products they had been distributing with our new line. To our knowledge, we are currently the only supplier of polycarbonate photochromic bifocal lenses in our industry. We believe our photochromic products will generate strong revenues, strengthen our relationships with existing customers and attract new customers. Importantly, we believe this product will also provide us with an opportunity to sell more of our other product lines and lens designs to eye doctors and retailers.

Leverage existing specialty retail and mass merchant channel relationships.   Specialty retailers and mass merchants represent the fastest growing distribution channel in our industry. Our long-standing relationships and strong reputation with leading retailers, as well as our differentiated product offerings, provide significant opportunities for further expansion within this channel.

Expand internationally.   Given the population demographics, low current penetration of overall vision correction and the growing demand for polycarbonate lenses and treatments, we believe the Asia-Pacific and Latin American markets provide significant growth opportunities. We anticipate growing abroad both as a supplier to our existing retail customer base that is expanding internationally and by attracting local customers through directed sales efforts. In addition to the significant revenue opportunities that international markets present, we may also explore the acquisition of additional manufacturing facilities in the Asia-Pacific region or other markets.

Implement manufacturing efficiency initiatives.   We are a recognized leader in quality lens production and intend to invest in additional capital improvements at our Ramsey and Jakarta manufacturing facilities to increase capacity and improve operating efficiencies. Furthermore, as is the case with many launches of complex new products, we devoted significant manufacturing resources to the introduction of our photochromic product line in 2005. We anticipate streamlining our manufacturing process for this product line over time as volume continues to grow and as we refine our methodologies. We expect to realize increased efficiencies throughout our manufacturing operations and improved margins throughout our product lines as a result. As part of our strategic plan, we will also continue to produce new and sophisticated products in our Ramsey facility and shift production to our Jakarta facility when we are satisfied that we can replicate high quality and efficient manufacturing of these products in a low-cost environment.

Our product offering

We focus primarily on value-added polycarbonate and plastic products, namely our photochromic, polarized and progressive lines, that operate in the highest growth segments of the lens market. Despite our focus, we believe it is essential to our competitive position that we maintain a broad product line across the material, corrective design and treatment spectrum. As such, we currently support over 15,000 SKUs that differ from one another in prescription type, material, correction, design, treatments, size and shape. We manufacture our products from either polycarbonate or glass and we outsource the manufacturing of the plastic products that we distribute. Our approach allows us to serve the needs of our customers as a single source for their purchasing needs while permitting us to primarily focus our technology and manufacturing processes on the fastest growing market segments. Our lenses are sold under established industry brand names as well as private labels. The following table illustrates the nature and breadth of our product offerings.

	Polycarbonate	Glass	Plastic
Lens designs
Single-Vision	X	X	X
Multi-focal	X	X	X
Progressive	X		X
Lens treatments
Photochromic	X	X
Polarized	X		X
Anti-reflective coating	X
Scratch-resistant coating	X		X
Melanin	X

Research and development

Our research and development group, which includes 17 individuals, has a long history of developing innovative and commercially successful prescription lenses and lens treatments. Our research and development group strategically focuses on materials, corrective lens designs, and treatments that we consider to be highly innovative and within the fastest growing market segments. We also invest significant resources in tools designed to optimize the production processes. In addition to our 47 U.S. registered patents, 14 U.S. pending patents, 9 granted international patents and 21 international pending patents, a substantial part of our intellectual property is comprised of trade secrets and operational know-how in product manufacturing that are essential to our success. Research and development expenses for the nine months ended September 30, 2006, the year ended December 31, 2005, two months ended December 31, 2004, ten months ended October 31, 2004 and the year ended December 31, 2003 were approximately $1.8 million, $1.7 million, $0.3 million, $2.0 million and $2.8 million, respectively.

Intellectual property

We rely on a combination of trade secret, trademark, patent and copyright laws in the United States and other countries to protect our proprietary rights in our products. We have several domestic and international trademarks, including, in various forms, SunRx®, LifeRx®, TEGRA®, Outlook®, Illumina® and CONTINUA®. We have registered trademarks in the United States, Canada, Mexico and the European Commission. As of September 10, 2006, we had 47 issued U.S. patents in force (one of which is currently in reexamination) and 14 pending U.S. patent applications. Our issued U.S. patents are scheduled to expire at various times between February 20, 2012 and January 28, 2024. We also have 9 granted international patents and 21 pending patents and applications in Australia and Europe. Our patents granted in Europe are scheduled to expire at various times, the earliest of which is March 1, 2016 and the latest of which is February 29, 2020.

Our patent portfolio includes issued patents and pending applications directed to polarized and photochromic lenses and methods of manufacturing these lenses, as well as materials and processes used to produce protective and anti-reflective lens coatings. We have issued licenses to several companies for various aspects of our intellectual property.

Sales and marketing

We market and sell our lenses through a direct sales force to specialty retailers, mass merchants,  independent eye doctors and wholesale laboratories. As of September 30, 2006, we had 50 sales and marketing employees in addition to several independent sales agents with whom we do business. Our sales managers are assigned responsibilities for either national accounts or groupings of smaller customers. We utilize focused direct contact, brand loyalty programs, price and volume incentives, cooperative marketing campaigns and direct marketing materials in our sales efforts. We have a history of maintaining collaborative relationships with our customers and focus our efforts on value-added offerings and sales techniques that enable customers to better understand and sell our products, which adds value to their business. For example, we host training sessions for our retail customers to assist in the training of their sales staff about our value-added products and treatments. Our sales and marketing strategy differs in the United States from Europe and other parts of the world. In the United States, the corrective type of lens and lens material for a patient is typically selected by the retailer or independent eye doctor whereas in Europe wholesale laboratories often make such decisions. As such, unlike many of our competitors, we have made the strategic decision not to acquire independent wholesale laboratories in the United States to avoid competing with a portion of our customer base.

United States Market.   The U.S. market consists of large national and regional specialty optical retailers, mass merchants, independent eye doctors and wholesale laboratories. We have historically focused the bulk of our sales and marketing efforts in the United States and we believe we maintain strong brand name recognition amongst industry participants. The purchasing dynamics in the United States require a larger sales force than in Europe and we rely heavily on direct contact with the eye doctors and purchasing agents that sell our products. While this approach is labor intensive, we believe we derive significant value by differentiating our value-added products from those of our competitors. We also believe that our decision to remain independent in the United States is a competitive advantage in the independent eye doctor channel. We expect that we will continue to invest in the U.S. sales force as growth of polycarbonate, photochromic, polarized and progressive lenses continue to provide substantial opportunity for our company. Approximately 79.2%, 79.1%, and 76.8% of our revenues occurred in the United States during the years ended December 31, 2005, the 12 months ended December 31, 2004 and the year ended December 31, 2003, respectively, with the remainder of our sales primarily occurring in Canada, Europe and Latin America.

Foreign Markets.   The European and Canadian markets also consist of large national and regional specialty optical retailers, mass merchants, independent eye doctors and wholesale laboratories. The European market has experienced a significant amount of wholesale laboratory consolidation and few laboratories are not affiliated with a lens manufacturer or retail chain. Our European expansion strategy includes growing abroad as a supplier to our existing retail customer base that is expanding internationally and attracting local customers through directed sales efforts. The purchasing dynamics in Canada also requires a larger sales force than Europe and we rely heavily on direct contact with the eye doctors and purchasing agents that sell our products. We expect that we will continue to invest in the Canadian sales force as growth of polycarbonate, photochromic, polarized and progressive lenses continue to provide substantial opportunity for us. We are planning to hire additional personnel in Canada over the next two years.

Our Latin American, Asia-Pacific and other international market expansion strategy also includes growing abroad as a supplier to our existing retail customer base that is expanding internationally and attracting local customers through directed sales efforts. Over the next two years, we expect to establish select sales and distribution offices or use the services of third parties in those capacities in these broader foreign markets.

Customers

Our customers are national and regional specialty retailers, mass merchants, independent eye doctors and wholesale laboratories. Within our existing markets, we have long-standing customer relationships with leading specialty retailers and mass merchants who represent the fastest growing retail segment of the U.S. market. We also have long-standing relationships with independent wholesale laboratories and have observed that they sometimes prefer to place orders through us as compared to other manufacturers who may be affiliated with competing wholesale laboratories. No customer other than LensCrafters accounted for more than 10% of our sales during the year ended December 31, 2005 and LensCrafters or Wal-Mart during the nine months ended September 30, 2006. Our five largest customers accounted for approximately 41% and 54% of our sales during the year ended December 31, 2005 and the nine months ended September 30, 2006, respectively.

Manufacturing operations and sourcing

We operate an advanced manufacturing and research and development facility in Ramsey, Minnesota and we also operate a low cost manufacturing facility in Jakarta, Indonesia. Our manufacturing strategy is to produce new products and to continue to produce complex products in our Ramsey facility and to shift production to our Jakarta facility when we are satisfied that we can replicate high quality and efficient operations in a low-cost environment. We plan to continue to manufacture our most sophisticated value-added offerings, such as polarized and photochromic lenses, in our Ramsey facility. Our strategy is to consolidate our most advanced personnel and technological resources into a single location and we believe that this strategy enables us to maximize quality, produce innovative new products, maintain very high order fill rates and safeguard our key intellectual property, all while driving improvements in cost efficiency and margins. Our Jakarta facility is located approximately 30 miles outside of the city of Jakarta in an industrial park largely populated by international companies and conglomerates.

During the last few years, we have modernized our production and forecasting abilities by investing in new equipment, implementing an enterprise resource planning, or ERP, system, and increasing the experience level of our personnel. Given the fluctuating demand of our customers and our critical need to maintain adequate, but not excessive, inventory in stock, we have also improved our operating efficiencies so that we have the flexibility to manufacture less volume per production run. Shorter production run capabilities give us significantly more control over our inventory levels so we can rapidly replace depleted stock while minimizing inventory investments. These process and handling improvements have supported our ability to maintain very high order fill rates.

We manufacture our polycarbonate lenses using complex injection molding systems. We subject the raw materials, primarily the polycarbonate resin, to high temperatures and intense pressure within specific parameters. Once molded, we cool, inspect and package the lenses. Given the nature of the product, quality standards are extremely stringent and even minor variances can result in significant amounts of scrapped product. Particulates in the air, foreign substances within the raw materials, imperfections in lens treatments or film and deviations from production specifications can all significantly impact our product quality and yield. In order to support our high quality standards, we inspect each lens that we produce prior to shipping it to our customer.

Our production process for glass is much more labor intensive than for polycarbonate and we manufacture all of our glass lenses at our Jakarta facility. We purchase glass blanks from a third party and we then heat the glass blanks so we can manufacture lenses with the proper prescription and multifocal functionality. We then refine the lenses after they cool to finish the product before packaging and shipping.

We outsource the production of our plastic lenses that we distribute. While we often design and establish the specification for our plastic lenses produced by a third party supplier, we also purchase plastic lenses directly from our supplier’s available inventory. We have no volume commitments and believe our source of supply is adequate to meet our needs.

Raw materials

Our primary raw materials include polycarbonate, glass and film. We obtain raw materials from a variety of domestic and international sources. While we generally have the opportunity to acquire our raw materials from a variety of different sources, we have in certain circumstances made the strategic decision to obtain our raw materials from a single supplier. For example, we purchase the dye we use in our photochromic lenses and the glass blanks we use to manufacture our prescription glass lenses from single suppliers. We also send the dye we purchase for use in our photochromic lenses to a third party who combines that dye with other materials we purchase to produce the sheets of film we use for our photochromic lenses. In addition, like other manufacturers in our industry, we purchase the film we use in our polarizing lenses from a single supplier that maintains proprietary rights to this film. We have a supply contract with this supplier that extends until August 2008.

Other than as described above, we maintain multiple sources of supply for each major raw material that we use and we have no supply contracts or commitments. No single supplier represented more than 20% of our costs of sales for the year ended December 31, 2005 or the nine months ended September 30, 2006, respectively. We have not experienced any significant problems in supplying our operations. We believe that our supply sources of raw materials are adequate to meet our present and near term business needs.

Competition

We compete primarily with other manufacturers of spectacle lenses in the wholesale market. We believe our main competitors include Carl Zeiss Vision Holdings GmbH®, Essilor International SA®, Hoya Corporation®, KBCo®, Polyvision Inc.®, Younger®, Shamir Optical Industry Ltd.®, Signet Armorlite, Inc.® and Optische Werke G. Rodenstock GmbH & Co.® for the production of lenses. We compete primarily on the basis of innovation, quality and breadth of product offerings, customer service and price. While we believe we effectively compete in the marketplace on each basis, particularily in regards to our polycarbonate expertise and our photochromic, polarized and progressive lenses, many of our competitors have greater financial resources than us and may be able to develop products and technologies that are superior to ours or may undercut our prices. Furthermore, many of our competitors have employed a strategy of acquiring wholesale laboratories, thereby creating captive consumers for their products which could limit the number of independent wholesale laboratories to which we can market our product. We have observed, however, that independent wholesale laboratories sometimes prefer to place orders through us as compared to manufacturers who may be affiliated with an optical laboratory that is perceived to be a competitive threat and that independent eye doctors often do not make lens selections based on which manufacturer runs a particular laboratory.

Facilities

The following table lists our current facilities as of September 30, 2006. We believe that our facilities are well-maintained, in good operating condition and will be sufficient to handle anticipated growth for the foreseeable future. Our Indonesian manufacturing facility, which we believe is sufficient to handle anticipated growth for the foreseeable future, is located in an international industrial park approximately 30 miles outside of Jakarta.

Location	Principal use	Owned or leased	Size (sq. ft.)
Ramsey, Minnesota	Manufacturing and Corporate Headquarters	Owned	150,000
Jakarta, Indonesia	Manufacturing	Owned	80,794
Southend on the Sea, Essex, UK	Sales and Distribution	Leased	7,900
Bloomington, Minnesota	Sales	Leased	4,402
St. Cloud, Minnesota	Customer Service	Leased	8,986

Employees

As of September 30, 2006, we employed 1,055 total employees, consisting of 861 hourly employees and 194 salaried employees. We also utilized the full time services of 233 personnel that are assigned to us on a contract basis through employment agencies. The number of employees we employ and the number of personnel we utilize fluctuates at times, primarily in our Jakarta facility, to manage seasonal variation in product demand. The following table lists the number of our employees and contract personnel by department as of September 30, 2006:

Department	Total	U.S.	Indonesia	Other
Administration	117	30	84	3
Sales and marketing	72	67	—	5
Distribution	97	50	43	4
Research and development	18	18	—	—
Manufacturing	984	300	684	—

The employees in our Jakarta facility are subject to a government mandated collective bargaining agreement, which became effective as of May 3, 2005 and expires on May 3, 2007, subject to automatic renewal unless either party notifies the other of its intention to renew negotiations. The agreement covers only those employees who complete a three month trial period of employment with us. The collective bargaining agreement provides for certain minimum benefits and working conditions for our Jakarta employees including a standard working week of 40 hours per week, rest periods, overtime pay, paid leave, performance bonuses, health care, retirement savings programs, death benefits and severance pay. We do not believe that the terms of the collective bargaining agreement place us at a competitive, financial or operational disadvantage. We believe that we have a good relationship with the employees in our Jakarta facility and we have not experienced a labor-related work stoppage of any kind.

Environmental matters

We are subject to federal, state and local environmental laws, regulations and ordinances, including laws relating to the use, storage, discharge, and disposal of hazardous materials. Some of our operations involve air emissions, wastewater discharges, and solid and hazardous waste management and require environmental permits from governmental authorities. Governmental authorities have the power to enforce compliance with these environmental laws and permits, and noncompliance may subject us to penalties, fines or injunctions. We do not anticipate material capital expenditures for environmental controls during 2006.

Regulation

We are subject to regulatory requirements governing the manufacture and sale of spectacle lenses in all of the markets in which we operate. In particular, in the United States, our lenses, like those of our competitors, must comply with the U.S. Food and Drug Administration’s impact resistance requirements as described in regulation 21 C.F.R. 801.410. In essence, the requirement involves dropping a steel ball of a specified size from a specified height onto the center of the lens. The lens passes the test if it does not break. In Europe our lenses must comply with the applicable standards as adopted by the International Organization for Standards. Additionally, finished lenses must be certified as compliant with the requirements of the Medical Device Directive 93/42 EEC. These certifications relate primarily to the adequacy of the procedures used in the manufacture, testing and sale of spectacle lenses.

Legal proceedings

From time to time, we and our subsidiaries may be involved in lawsuits, claims, investigations or other legal or arbitral proceedings that arise in the ordinary course of our business. These proceedings may include general commercial disputes and claims regarding intellectual property. Other than as described below, we are not currently involved in any pending legal proceedings that we believe could reasonably be expected to have a material adverse effect on our business operations or financial condition.

Vision-Ease Lens, Inc. et al. v. Essilor International, et. al (CV04-2663-RHK-AJB) is a lawsuit that our predecessor filed on May 10, 2004 in the U.S. District Court, District of Minnesota and which we acquired as part of our purchase of substantially all the assets of our predecessor in a bankruptcy court supervised auction process. Our predecessor’s bankruptcy did not impair our ability to pursue this claim. The lawsuit, seeking unspecified damages, alleges that Essilor International, or Essilor, is currently infringing one of our four patents relating to our polarized lens film processing technology. On June 2, 2004, the court heard our motion for a preliminary injunction to block the launch of Essilor's polarized lens product based on the alleged violation. Our request for a preliminary injunction was denied by the court. Further action by us and a declaratory judgment countersuit by Essilor seeking a declaration of non-infringement and invalidity of the asserted patent were stayed pending a re-examination of our patent by the U.S. Patent and Trademark Office. That re-examination is still in process and we are unable at this time to predict an outcome or the timing of such outcome. The possibility does exist that Essilor could seek to invalidate our patent even upon a successful completion of the re-examination. Such an action could cost us significant management time as well as substantial legal fees. Failure to succeed in the protection of our proprietary rights in our polarized film processing technology could weaken our market position in polarized products by allowing Essilor or other third parties to continue to use our polarized lens film processing technology and risk royalty income that we receive from other licensees of our polarized technology. At this time, we can not reasonably estimate the impact that an adverse decision would have on our business and financial condition.

Management

Executive officers and directors

The following table sets forth certain information, as of September 30, 2006, with respect to our executive officers and directors. Our board of directors currently consists of one director, however, we anticipate increasing the size of our board to eight directors shortly following completion of this offering. We are in the process of identifying an eighth director nominee who we expect will be independent under the rules of the Nasdaq Global Market, as currently in effect.

Name	Age	Position
Douglas C. Hepper	56	President, Chief Executive Officer and Director Nominee
Richard G. Faber	47	Vice President and Chief Financial Officer
Derek B. Harris	45	Vice President, Research and Development
Susan J. Linzmeier	61	Vice President, Human Resources
Cass Lundgren	33	Vice President, U.S. Manufacturing
Cynthia L. Mark	43	Vice President, Supply Chain Management
Michael S. Ness	50	Vice President, Sales & Marketing
Theodore W. Beneski	50	Director, Chairman of the Board
G. T. Barden	34	Director Nominee
Ross Gatlin	39	Director Nominee
Schuyler B. Marshall	62	Director Nominee
Conner Searcy	31	Director Nominee
Victor L. Vescovo	40	Director Nominee

Executive Officers

Douglas C. Hepper.   Mr. Hepper serves as our president and chief executive officer and is also one of our director nominees. Mr. Hepper joined BMC Industries, the parent company of our predecessor, in June 2002 as its president, chief executive officer and chairman of the board of directors. Mr. Hepper played a critical role in reorganizing our predecessor’s operations to support the sale of our business to our equity sponsors in a bankruptcy-court auction sale process following the bankruptcy of BMC Industries and our predecessor in July 2004. Prior to joining BMC Industries, Mr. Hepper worked for PPG Industries from 1973 to June, 2002, where he held a succession of management positions in sales, operations, planning and general management roles both domestically and in Europe. Mr. Hepper’s last position with PPG was vice president-automotive refinish. Mr. Hepper holds a B.A. in chemistry from Denison University and a M.B.A. from the University of Pittsburgh.

Richard G. Faber.   Mr. Faber serves as our vice president and chief financial officer. Mr. Faber joined BMC Industries, the parent company of our predecessor, in March 2002 as its controller. Mr. Faber played a critical role in reorganizing our predecessor’s operations to support the sale of our business to our equity sponsors in a bankruptcy-court auction sale process following the bankruptcy of BMC Industries and our predecessor in July 2004. Prior to joining BMC Industries, from 1982 to February 2002, Mr. Faber held senior financial positions at Carlson Company and

Cargill, Inc. Mr. Faber is a certified public accountant and holds a M.B.A. from the University of Notre Dame and a B.S. from St. John’s University.

Derek B. Harris.   Mr. Harris serves as our vice president of research and development. Mr. Harris joined BMC Industries in 1994 as a research engineer and held successive management positions in research and process engineering. From 1998 to 2001, Mr. Harris served as the vice president of research and development for BMC Industries’ aperture mask division prior to assuming the role of vice president research and development of our predecessor. Mr. Harris has over 17 years of industrial experience. Prior to 1994, Mr. Harris held successive positions with IBM Corp. and Colorocs Corp. as a research chemical engineer. Mr. Harris holds a Ph.D. in chemical engineering from the Georgia Institute of Technology and a B.S. in chemical engineering from Brigham Young University.

Susan J. Linzmeier.   Ms. Linzmeier serves as our vice president of human resources. Prior to joining our predecessor in July of 2002, she served from October 2000 to January 2002 as the director of human resources for the  American Standard, a manufacturer of bath and kitchen fixtures, heating and cooling systems and vehicle controls. From January 2002 to July 2002, Ms. Linzmeier took time off. Ms Linzmeier has held senior level human resource positions primarily in the medical device industry and has over 25 years of experience with manufacturing companies. Ms. Linzmeier holds a B.A. from Minnesota State University.

Cass Lundgren.   Mr. Lundgren serves as our vice president—U.S. manufacturing. He joined our BMC Industries in March 2001. Mr. Lundgren has held various roles with us including shift supervisor, operations manager, plastic business unit manager, director of distribution and director of global supply chain. Mr. Lundgren served as key account manager for the Pentagon and the National Institutes of Health with eFederal Systems prior to serving our predecessor. Mr. Lundgren also served in the U.S. Army as a Captain and Apache Attack Helicopter pilot in the 101st Airborne Division (Air Assault) at Fort Campbell, Kentucky. Mr. Lundgren holds a M.B.A. from the Carlson School of Business, University of Minnesota and a B.S. from the United States Military Academy at West Point.

Cynthia L. Mark   Ms. Mark serves as our vice president of supply chain management. Ms. Mark joined Vision-Ease Lens—BMC Industries as the director of supply chain management in September of 2002. Prior to serving our predecessor, Ms. Mark served from January of 2001 through August of 2002 as vice president of Nuvolution, a management consulting firm. From December of 1998 through January of 2001, she served as the director of materials for Mallinckrodt, a class 3 medical device manufacturer. Prior to 1998, Ms. Mark held various supply chain management roles for companies such as Imation and Hoffman Engineering. Ms. Mark holds an MBA from the University of St. Thomas, St. Paul, MN, and a B.S. from the Carlson School of Management, University of Minnesota.

Michael S. Ness   Mr. Ness serves as our vice president of sales and marketing. Beginning in 1990, Mr. Ness served as the vice president of marketing for Varilux Corporation, a subsidiary of Essilor of America, until 1998. From 1998 through January 2001, Mr. Ness served as vice president of strategic marketing for Essilor of America. In January 2001, Mr. Ness worked for Briggs Corporation, a distributor of medical products, until April 2002. After taking time off through October 2002, Mr. Ness joined Vision-Ease Lens in November of 2002. Mr. Ness has 28 years of healthcare product sales and marketing experience and has managed sales and marketing functions in the ophthalmic optics industry for 17 years.  Mr. Ness holds a B.A. in Biology and a B.A. in English from the University of South Florida.

Director

Theodore W. Beneski.   Mr. Beneski is our sole director and has served as the chairman of the board of directors of Vision-Ease Lens since November 2004. In June 2002, Mr. Beneski co-founded Insight Equity Holdings, LLC, which manages a $250 million buyout fund, and currently serves as the chief executive officer and managing partner of Insight Equity. Prior to founding Insight Equity, Mr. Beneski co-founded Carlyle Management Group, a private equity group in Dallas, Texas and worked in that capacity from January 2000 until May 2002. Before Mr. Beneski joined Carlyle Management Group, he co-founded Bain & Company’s Dallas office, a management consulting firm, in 1990. Mr. Beneski currently serves as chairman of the board of directors of Direct Fuels and Hirschfeld Holdings, two other Insight Equity portfolio companies. Mr. Beneski holds a B.A. with honors in economics from Amherst College and a M.B.A. from the Harvard Business School.

Director Nominees

G. T. Barden.   Mr. Barden is one of our director nominees. He is the Director of Rosewood Acquisition Corp., the private investment arm of the Rosewood Corporation, a position he has held since January 2003. From 1996 through December 2002 he served in various capacities, including treasurer and portfolio analyst for Rosewood Management Corporation. Prior to joining Rosewood, Mr. Barden was a pension consultant with Principal Financial Securities in Dallas from 1994 to 1996. Mr. Barden earned a B.B.A. with honors from Texas Christian University and holds the Chartered Financial Analyst designation.

Ross Gatlin.   Mr. Gatlin is one of our director nominees and has served as chief restructuring officer and as a director of Vision-Ease Lens since November 2004. In June 2002, Mr. Gatlin co-founded Insight Equity and currently serves as its managing director and chief restructuring officer and as a member of its investment committee and board of managers. Prior to co-founding Insight Equity in June of 2002, Mr. Gatlin served as Managing Director for TenX Capital from December 2001 through April 2002 and was a founding principal of the Carlyle Management Group from 1999 through November of 2001. Additionally, Mr. Gatlin served as a financial restructuring advisor and investment banker at Houlihan Lokey Howard & Zukin’s San Francisco office from 1990 to 1992 before attending graduate business school and again upon graduation from 1993 to 1994. Mr. Gatlin currently serves on the board of directors of Direct Fuels and Hirschfeld Holdings, two other Insight Equity portfolio companies. Mr. Gatlin holds a B.B.A. in finance from the University of Texas at Austin and a M.B.A. from the Kellogg School of Management at Northwestern University.

Schuyler B. Marshall.   Mr. Marshall is one of our director nominees. He has served as President of the Rosewood Corporation, the primary holding company for the Caroline Hunt Trust Estate, since January 1999. From 1996 through 1998, he served as Senior Vice President and General Counsel, and Executive Director of the Rosewood Corporation, and as director and president of various of its subsidiaries. He currently serves as a member of the advisory board of Rosewood Capital IV, L.P., a San Francisco based venture capital fund that focuses on e-commerce, telecommunications and other consumer oriented investments. Prior to his employment with the Rosewood Corporation, Mr. Marshall was a senior shareholder with Thompson & Knight, P.C., in Dallas, where he practiced law since 1970. Mr. Marshall currently serves as a member of the board of directors of Alomosa Holdings, Inc., a wireless communications provider. Mr. Marshall holds a B.A. from the University of Texas and holds a J.D. with honors from the University of Texas School of Law.

Conner Searcy.   Mr. Searcy is one of our director nominees. In July 2003, Mr. Searcy joined Insight Equity and currently serves as a principal. From August 2001 until May 2003, Mr. Searcy attended graduate school in pursuit of his MBA. Within this timeframe, Mr. Searcy also worked with the Goldman Sachs Investment Banking Group from May 2002 through August 2002. From 1999 to August 2001, Mr. Searcy was with Stonegate, a private equity firm based in Dallas, Texas. Prior to his work at Stonegate, Mr. Searcy was a consultant with Bain & Company. Mr. Searcy holds a B.A. from Vanderbilt University and a M.B.A. from the Harvard Business School.

Victor L. Vescovo.   Mr. Vescovo is one of our director nominees. In June 2002, Mr. Vescovo co-founded Insight Equity and currently serves as its managing director and chief operating officer. Mr. Vescovo is also the former president and a current member of the board of directors of Direct Fuels. Prior to assuming these roles, from 1999 to October 2001, Mr. Vescovo served as vice president of product development at Military Advantage, a venture-backed company. Before serving in these roles, Mr. Vescovo served as a senior manager at Bain & Company from 1994 to 1999. Additionally, Mr. Vescovo is a Lieutenant Commander in the US Navy (Reserve). Mr. Vescovo holds a double major B.A. in economics and political science from Stanford University, a M.S. from the Massachusetts Institute of Technology and graduated as a Baker Scholar with a M.B.A. from the Harvard Business School.

Board of directors

Composition of our board of directors after the offering

Our board of directors currently consists of one member, however, shortly following completion of this offering, we expect our board of directors will consist of eight members, four of whom will be representatives of Insight Equity, two of whom will be representatives of Rosewood, one of whom is our chief executive officer and one of whom will be an independent director.

Any additional directorships resulting from an increase in the number of directors may only be filled by a majority vote of the remaining directors then in office. Each director is elected for a term of one year and serves until a successor is duly elected and qualified or until his or her death, resignation or removal.

We intend to avail ourselves of the “controlled company” exception under the rules of the Nasdaq Global Market, which eliminates the requirements that we have a majority of independent directors on our board of directors and that we have a compensation committee and a nominating and corporate governance committee composed entirely of independent directors. In addition, we intend to take advantage of certain “grace periods” for newly public companies under certain of the new SEC and Nasdaq rules and regulations, which grace periods will provide us a short period of time after we become a public company before we are required to be in full compliance with these rules and regulations. For example, upon the consummation of this offering, we will not be in full compliance with otherwise applicable SEC and Nasdaq requirements that all of our audit committee members be “independent.”

Audit committee

Upon completion of this offering, we will have an audit committee consisting of three directors, which we expect to be Messrs.             ,             , and             . As required by SEC and Nasdaq rules, we intend for the audit committee to have a majority of “independent” directors within 90 days of this offering and to be fully independent within one year of this offering. The audit committee will be responsible for:

•       the appointment, compensation, retention and oversight of the work of the independent registered public accounting firm engaged for the purpose of preparing and issuing an audit report;

•       reviewing the independence of the independent auditors and taking, or recommending that our board of directors take, appropriate action to oversee their independence;

•       approving, in advance, all audit and non-audit services to be performed by the independent registered public accounting firm;

•       overseeing our accounting and financial reporting processes and the audits of our financial statements;

•       establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal control or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•       engaging independent counsel and other advisers as the audit committee deems necessary;

•       determining compensation of the independent registered public accounting firm, compensation of advisors hired by the audit committee and ordinary administrative expenses;

•       reviewing and assessing the adequacy of a formal written charter on an annual basis; and

•       handling such other matters that are specifically delegated to the audit committee by our board of directors from time to time.

Our board of directors will adopt a written charter for our audit committee, which will be posted on our website. Deloitte & Touche LLP currently serves as our independent registered public accounting firm.

Compensation committee

Upon completion of this offering, we will have a compensation committee consisting of three directors, which we expect to be Messrs.             ,              and             . We intend to avail ourselves of the “controlled company” exception under the Nasdaq rules, which eliminates the requirement that this committee be comprised entirely of independent directors. The compensation committee will be responsible for:

•       determining, or recommending to our board of directors for determination, the compensation and benefits of all of our executive officers;

•       reviewing the design of our compensation and benefit plans to ensure that they meet corporate objectives;

•       administering our 2006 Equity Incentive Plan,  and other executive incentive compensation plans; and

•       such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Our board of directors will adopt a written charter for our compensation committee, which will be posted on our website.

Nominating and corporate governance committee

Upon completion of this offering, we will have a nominating and corporate governance committee consisting of three directors, which we expect to be             ,              and             . We intend to avail ourselves of the “controlled company” exception under the Nasdaq rules, which eliminates the requirement that this committee be comprised entirely of independent directors. The nominating and corporate governance committee will be responsible for:

•       selecting, or recommending to our board of directors for selection, nominees for election to our board of directors;

•       making recommendations to our board of directors regarding the size and composition of the board, committee structure and makeup and retirement procedures affecting board members;

•       monitoring our performance in meeting our obligations of fairness in internal and external matters and our principles of corporate governance; and

•       such other matters that are specifically delegated to the nominating and corporate governance committee by our board of directors from time to time.

Our board of directors will adopt a written charter for our corporate governance and nominating committee, which will be posted on our website.

Compensation committee interlocks and insider participation

None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our compensation committee. No interlocking relationship exists between any member of the board of directors or any member of the compensation committee of any other company.

Director and officer indemnification and limitation on liability

Our charter provides that, to the fullest extent permitted by the Delaware General Corporation Laws, none of our directors shall be liable to us or our stockholders for monetary damages for a breach of fiduciary duty. In addition, our charter provides for indemnification of any person who was or is made, or threatened to be made, a party to any action, suit or other proceeding, whether criminal, civil, administrative or investigative, because of his or her status as a director or officer of Vision-Ease, or such person’s service as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise at our request, to the fullest extent authorized under the Delaware General Corporation Law against all expenses, liabilities and losses reasonably incurred by such person. Additionally, our charter provides that we may adopt bylaws or enter into one or more agreements with any person, that provide for indemnification greater or otherwise different than provided in our charter. Further, our bylaws provide that we may purchase and maintain insurance on our own behalf and on behalf of any other person who is or was a director, officer or agent of Vision-Ease or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

Summary compensation table

The following table presents information regarding compensation paid by us relating to the year ended December 31, 2005, to our president and chief executive officer and our four other highest paid executive officers whose total annual salary and bonus exceeded $100,000 for the year ended December 31, 2005. These executives are referred to as the ‘‘named executive officers’’ elsewhere in this prospectus.

Name and Principal Position	Year	Salary	Bonus	All Other Compensation(1)	Total
Douglas Hepper (CEO)	2005	$460,314	$408,943	$3,984	$873,241
Richard Faber (CFO)	2005	160,000	86,272	1,231	247,503
Michael Ness VP Sales & Marketing	2005	175,000	72,485	1,705	249,190
Susan Linzmeier VP Human Resources	2005	145,629	61,097		206,726
Derek Harris VP Research & Development	2005	127,875	54,053	1,305	183,233

(1)    Reflects the employer matching contributions made on benefits of the individuals under our 401(k) plan participation.

None of our directors, named executive officers or employees held options for our common stock, or other equity instruments during the year ended December 31, 2005.

Benefit plans

2006 Equity Incentive Plan

Our board of directors plans to adopt and submit to our stockholders for approval our 2006 Equity Incentive Plan, or the Plan, which will be effective immediately prior to this offering. The Plan is designed to enable us to attract, retain and motivate our directors, executive officers, associates and consultants, and to further align their interests with those of our stockholders, by providing for or increasing their ownership interests in our company.

The Plan permits the grant of (i) incentive stock options, or ISOs; (ii) nonqualified stock options, or NQOs (ISOs and NQOs collectively referred to as “Options”); (iii) stock appreciation rights, or SARs; (iv) restricted stock awards; (v) restricted stock units, or RSUs; (vi) incentive awards; and (vii) other stock-based awards (collectively “Awards”), as more fully described below.

All Awards granted under the Plan are governed by separate written agreements, or Agreements, between the participants and us. No Awards may be granted after                2016, although Awards granted before that time will remain valid in accordance with their terms.

The compensation committee of our board of directors, or the Committee, will administer the Plan. The Committee will designate each eligible individual to whom an Award is to be granted. The Committee will have the authority to grant Awards upon such terms and conditions (not inconsistent with the provisions of the Plan), as it may consider appropriate. Any employee, consultant, officer or other service provider to us, or our subsidiaries or affiliates is eligible to participate in the Plan if selected by the Committee. In its discretion, the Committee may delegate all or part of its authority and duties with respect to granting Awards to one or more of our officers, provided applicable law so permits. However, the Committee may not delegate its authority with respect to Awards to any individual who, as of a taxable year, is our chief executive officer (or is acting in such capacity), one of our four highest compensated officers (other than our chief executive officer), is otherwise a “covered employee,” as defined in the regulations under Internal Revenue Code Section 162(m) or is subject to the reporting and other provisions of Section 16 of the Exchange Act.

Subject to certain adjustments, the maximum number of shares of common stock that may be issued under the Plan in connection with Awards is                         . In any calendar year, no participant may receive any Award or any combination of Awards that relate to more than                      shares. No participant may receive an incentive award cash payment in any calendar year that exceeds                     . There are also maximum annual limitations applicable to Awards as follows:  (a) the maximum aggregate number of shares of our common stock subject to Options that may be granted in any one Plan year to any one participant is             ; (b) the maximum aggregate number of shares of our common stock subject to SARs that may be granted in any one Plan year to any one participant is             ; (c) the maximum aggregate number of shares of our common stock subject to Awards of restricted stock that may be granted in any one Plan year to any one participant is             ; (d) the maximum aggregate number of shares of our common stock subject to RSUs that may be granted in any one Plan year to any one participant is the Fair Market Value (determined on the date of grant) of              shares of common stock; (e) the maximum aggregate number of shares of our common stock subject to Incentive Awards payable in shares of our common stock that may be granted in any one Plan year to any one participant is             , and the maximum aggregate Incentive Award cash payments that may be made in any one Plan year to any one participant is $                     and (f) the maximum aggregate number of shares of our common stock subject to other stock-based awards payable in shares of our common stock that may be granted in any one Plan year to any one participant is                     , and the maximum aggregate other stock-based award cash payments that may be made in any one Plan year to any one participant is $                . In the event of a reorganization, recapitalization, stock split, spin-off, split-off, split-up, stock dividend, issuance of stock rights, combination of shares, merger, consolidation or any other change in our corporate structure affecting the common stock, or any distribution to stockholders other than a normal cash dividend, share repurchase or similar corporate event or transaction, the Committee will make appropriate adjustment in the number and kind of shares authorized by the Plan and covered under outstanding Awards, in the exercise or grant price of outstanding awards, in annual award limits under the Plan, and other adjustments as it determines appropriate. Shares of our common stock subject to Awards that expire unexercised or are otherwise forfeited shall again be available for Awards under the Plan.

An Option entitles the holder to purchase from us a stated number of shares of our common stock. An ISO may only be granted to an employee of ours or to an employee of one of our subsidiaries (provided applicable law so permits). The Committee will specify the number of shares of common stock subject to each Option and the exercise price for such Option. The exercise price may not be less than the fair market value of a share of our common stock on the date the Option is granted. .If we grant ISOs to any 10% stockholder, the exercise price shall not be less than 110% of the fair market value of our common stock on the date the Option is granted. Any stockholder who beneficially owns more than 10% of our combined voting power or that of an affiliated company (determined by applying certain attribution rules) shall be considered a 10% stockholder. Generally, all or part of the exercise price may be paid (i) in cash or by a certified or bank cashier’s check; (ii) if approved by the Committee, by tendering shares of common stock; (iii) by any other legal method acceptable to the Committee; or (iv) by any combination of such methods.

All Options shall be exercisable in accordance with the terms of the applicable Agreement. The maximum period in which an Option may be exercised shall be determined by the Committee on the date of grant but shall not exceed 10 years. However, if we grant ISOs to any 10% stockholder, then the maximum period in which the option may be exercised is five years. In the case of ISOs, the aggregate fair market value (determined as of the date of grant) of our common stock with respect to which such ISOs become exercisable for the first time during any calendar year under any of our plans or the plans of any affiliated companies cannot exceed $100,000. ISOs granted in excess of this limitation will be treated as NQOs, with respect only to such excess.

If a participant’s employment with us (or any of our subsidiaries) terminates due to death or disability, the participant’s unexercised Options may be exercised, to the extent they were exercisable on the termination date, for a period of six months from the termination date or until the expiration of the Option term, if shorter. If the participant terminates employment with us (or one of our subsidiaries) for cause (as defined in the Plan), all unexercised Options (whether vested or unvested) shall terminate and be forfeited on the termination date. If the participant’s employment terminates for any other reason, any vested but unexercised Options may be exercised by the participant, to the extent exercisable at the time of termination, for a period of 60 days from the termination date or until the expiration of the Option term, whichever period is shorter. Unless otherwise provided by the Committee, any Options that are not exercisable at the time of termination of employment shall terminate and be forfeited on the termination date.

A SAR can be granted alone (a freestanding SAR) or in tandem with an Option (a tandem SAR). A SAR entitles the holder to receive, upon exercise of the SAR, common stock or cash representing the increase in the fair market value of the shares underlying the SAR from the base price for such shares. The base price for shares underlying a free-standing SAR shall be not less than the fair market value of such shares on the date of grant of the SAR. The base price for shares underlying a tandem SAR is the exercise price per share of the related Option. A tandem SAR entitles the holder to exercise the Option or the SAR at which time the other related Award shall expire. No participant may be granted tandem SARs under any of our plans or the plans of any affiliated companies that are related to ISOs which are first exercisable in any calendar year for shares of our common stock having an aggregate fair market value (determined as of the date of grant) that exceeds $100,000.

A restricted stock award is a grant of shares of our common stock, which may be subject to forfeiture restrictions during a restriction period. The Committee will determine the price, if any,

to be paid by the participant for each share of common stock subject to a restricted stock award. The Committee may condition the award of restricted stock, upon:  (i) the participant’s continued service over a period of time with us or our subsidiaries; (ii) the achievement by the participant, us or our subsidiaries of any other performance goals set by the Committee; or (iii) any combination of the above conditions as specified in the Agreement. If the specified conditions are not attained, the participant will forfeit the portion of the restricted stock award with respect to which those conditions are not attained, and the underlying common stock will be forfeited to us. At the end of the restriction period the number of shares of restricted stock that become distributable to the participant will be determined on the basis of the satisfaction of the restrictive period conditions. Restricted stock awards may also be subject to additional vesting provisions which will determine the time, or period, over which the restricted shares will be distributed. The extent to which a participant will have any rights of a stockholder with respect to the restricted stock, including the right to receive dividends and vote the shares will be provided in the applicable award agreement. During the restricted period a participant may not transfer or otherwise dispose of shares of restricted stock and we shall retain custody of the certificates evidencing such shares shall be provided in the applicable restricted stock agreement. Our board of directors may, in its discretion, accelerate the vesting and delivery of shares of restricted stock.

RSUs are granted in reference to a specified number of shares of our common stock and entitle the holder to receive, on achievement of specific performance goals established by the Committee, after a period of continued service or any combination of the above as set forth in the applicable Agreement, one share of common stock for each such share of common stock covered by the RSU. Our board of directors may, in its discretion, accelerate the vesting of RSUs.

An incentive award is granted in reference to a specified dollar amount. Incentive awards entitle the holder to receive, on achievement of the specified performance goals established by the Committee, after a period of continued service or any combination of the above as set forth in the applicable Agreement:  (i) a cash payment, (ii) our common stock or (iii) a combination thereof as set forth in the applicable Agreement.

Other stock-based awards may be granted in reference to a dollar amount or a number of shares of our common stock, and may be subject to such restriction periods, performance goals and/or service requirements as the Committee determines.

Performance goals may be linked to a variety of factors including the participant’s completion of a specified period of employment or service with us or an affiliated company. Additionally, performance goals can include objectives stated with respect to our, an affiliated company’s or a business unit’s (i) total stockholder return, (ii) total stockholder return as compared to total return (on a comparable basis) of a publicly available index, (iii) net income, (iv) pretax earnings, (v) funds from operations, (vi) earnings before interest expense, taxes, depreciation and amortization, (vii) operating margin, (viii) earnings per share, (ix) return on equity, capital, assets or investment, (x) operating earnings, (xi) working capital, (xii) ratio of debt to stockholders equity and (xiii) revenue.

The Committee may impose restrictions, including without limitation, confidentiality and non-solicitation restrictions, on the grant, exercise or payment of an Award as it determines appropriate.

Generally, Awards granted under the Plan shall be nontransferable except by will or by the laws of descent and distribution. Nevertheless, to the extent the Committee so provides, Awards, other than ISOs or their tandem SARs, may be transferred by the participant. The holder of the transferred Award shall be bound by the same terms and conditions that governed the Award during the period held by the participant.

No participant shall have any rights as a stockholder with respect to shares covered by Options, SARs, RSUs or incentive awards, unless and until such Awards are settled in shares of our common stock.

No Option or SAR shall be exercisable, no shares of our common stock shall be issued, no certificates for shares of our common stock shall be delivered and no payment shall be made under the Plan, except in compliance with all applicable laws.

Our board of directors may amend, suspend or terminate the Plan, and the Committee may amend any outstanding Award at any time; provided, however, that no such amendment or termination may adversely affect Awards then outstanding without the holder’s permission (except to the extent to comply with Internal Revenue Code Section 409A or to prevent the holder from being subject to an excise tax or penalty under such section).

In the event of a change in control (as defined in the Plan, or with respect to Awards granted prior to this offering under the Equity Incentive Plan before its amendment and restatement), the Committee may, on a participant-by-participant basis (i) accelerate the vesting of outstanding Options and/or SARs, (ii) fully vest and/or accelerate the restriction period for any Awards, (iii) terminate or cancel Awards immediately prior to the change in control, (iv) terminate or cancel any outstanding Awards, (v) require that Awards be assumed by the successor entity or that Awards for shares or other interests in the successor entity with equivalent value be substituted for such Award or (vii) take such other action as the Committee deems reasonable under the circumstances to retain the original intent of the Award.

The Committee, in its sole discretion, has the authority to determine the application of the foregoing provisions.

Subject to approval of the Plan by our equity holders, we have committed to grant awards of bonus stock under the Plan to each of Douglas C. Hepper and Richard G. Faber in recognition of their efforts and contributions to the completion of the initial public offering. The awards, which will be evidenced by written award agreements entered in to with Messrs. Hepper and Faber, will be contingent on our IPO becoming effective on or before March 31, 2007. The bonus stock awards will grant to Messrs. Hepper and Faber 225,908 shares and 71,760 shares, respectively, of our common stock effective as of the effective date of our IPO. The bonus stock will be subject to holding period restrictions agreed upon with our underwriters and as may be imposed by our board of directors, and will be subject to repayment upon a termination for cause.

Pending approval of the Plan, we have determined to award other members of management up to an aggregate of                    restricted shares of our common stock and other employees up to an aggregate of an additional (              ) restricted shares of our common stock contingent upon our IPO becoming effective on or prior to March 31, 2007. The specific allocation to members of our management and other employees have not yet been determined.

Employment agreements

We are party to two employment agreements with key executives, namely Messrs. Hepper and Faber.

Both agreements have been amended and restated effective as of               , 2006. The initial term of the agreements will terminate on August 31, 2009, but will automatically renew for successive one year periods following the initial term unless we or the executive officer provides notice to the other 60 days prior to the expiration of the initial term or any renewal term.

Each of Mr. Hepper and Mr. Faber is entitled to receive the base salary set forth in his employment agreement (as set forth below), which amount will be reviewed at least annually throughout the term of the agreement to ascertain whether such base salary should be increased.

Name	Base salary
Douglas C. Hepper	$460,314
Richard G. Faber	$185,000

In addition to base salary, each executive is entitled to participate in all employee benefits plans, including pension, 401(k), disability, group life, sickness, accident and health insurance plans that we provide to our employees. The executives are also eligible to receive an annual bonus incentive compensation.

Each executive’s employment arrangement will terminate automatically upon his death. We may terminate each executive’s employment if he becomes totally disabled. In addition, we may terminate the executive’s employment for any other reason with or without cause (as defined in the employment agreement). The executive may also terminate his employment upon prior written notice of at least 14 days for any reason. The executive may terminate his employment immediately for good reason (i) upon our failure to make any required payment to the executive, which nonpayment continues for 10 days after the executive gives us notice, (ii) upon any material failure of us to comply with any of the provisions of the employment agreement other than a failure to make a required payment, which failure continues for 30 days after the executive has given us notice of such failure, or (iii) in the event of any (a) demotion of the executive or any material reduction in authority, adverse change in reporting relationship or assignment to him of material duties that are substantially inconsistent with the position and title immediately prior to such assignment, (b) reduction in the executive’s base salary or potential bonus eligibility amount, (c) requirement that the executive relocate outside the Minneapolis/St. Paul metropolitan area or (d) substantial reduction in the aggregate value of benefits or perquisites provided to the executive.

If an executive’s employment is terminated for any reason or if the executive terminates his employment without good reason, the executive shall be entitled to a standard termination payment, which equals the sum of (i) the executive’s earned and unpaid base salary through the effective date of the termination, (ii) any bonus which, pursuant to the terms of its grant, has been earned but not yet paid, (iii) additional salary in lieu of the executive’s accrued and unused vacation, (iv) any unpaid or unreimbursed business and entertainment expenses that are reimbursable and (v) any unreimbursed employee benefits that are payable under the terms of our benefit plans through the date of termination. If an executive’s employment is terminated because of disability, the executive also will be entitled to receive such disability benefits, if any, as may be provided under our employee benefit plans.

If an executive is terminated, other than for cause, death or total disability, or the executive terminates his employment for good reason, we will pay the executive a lump sum amount equal to the sum of (a) the standard termination payment, plus (b) in the case of Mr. Hepper, an amount equal to 2.99 times the annual base salary as then in effect, and in the case of Mr. Faber, an amount equal to the annual base salary as then in effect. Additionally, we would be obligated to provide continued coverage, at our expense, under our medical, dental, life insurance and total disability benefit plans or arrangements with respect to the executive for a period of six months after the executive’s termination in the case of Mr. Faber or 12 months after the executive’s termination in the case of Mr. Hepper.

If the executive has been employed for at least six months in the fiscal year in which we elect to terminate the employment of the executive other than for cause, death or total disability or the executive elects to terminate his employment for good reason, the executive will also be entitled to receive a prorated portion (based on the number of days employment in the fiscal year in which the termination occurs) of the annual bonus that would have been earned by the executive for such fiscal year based on our full year performance, which bonus, if any, will be paid during the fiscal year following the year of termination at the same time that bonuses are paid to our other executives for the fiscal year in which the termination occurs. As a condition to the payment of the severance benefits, the executive must execute a release of any claims against us.

During the executive’s employment and for a period of 12 months thereafter, the executive will not, directly or indirectly, (i) compete with us in any state in which we have an office or customers, (ii) solicit certain current or former employees, (iii) market sell, attempt to sell, provide or attempt to provide to any of our customers any products or services that compete with us or (iv) encourage or otherwise cause any person to terminate, reduce, alter, divert, reject or refuse business with or from us.

Director compensation

Following this offering, directors who are not employed with us will receive the following compensation for their service as directors. Each independent director will receive a cash retainer in the amount of $25,000 per year. The chairman of our board of directors, if he or she is an independent director, will receive an additional retainer of $10,000 per year. The chairman of each of the committees of our board of directors will also receive the following additional annual retainer amounts: $15,000 for the chairman of the audit committee, $10,000 for the chairman of the compensation committee, and $5,000 for the chairman of the nominating committee.

In addition to such cash compensation, upon the completion of our initial public offering, each independent director will be awarded an option under our 2006 Equity Incentive Compensation Plan to purchase up to 20,000 shares of our common stock. Additionally, stock option grants will be made upon the completion of our initial public offering (i) covering an additional 10,000 and 5,000 shares of our common stock to the chairman and vice chairman of our board of directors, respectively, and (ii) covering an additional 5,000 shares of our common stock to each of the chairman of our audit, compensation, and nominating and governance committees. Each of our independent directors will also be awarded annual stock option grants covering 4,000 shares of our common stock each, such annual grants to be made effective as of the first business day of the month following the anniversary of the director’s election to our board of directors. All such stock options will be granted under the 2006 Equity Incentive Compensation Plan, will have an exercise price equal to the fair market value of our common stock on the date of grant, will have a term of ten (10) years, and will be subject to such other terms and conditions as may be determined by our compensation committee in its capacity as administrator of the plan, such terms and conditions to be consistent with the terms of the 2006 Equity Incentive Compensation Plan.

Compensation discussion and analysis

Compensation philosophy and objectives

Our compensation program is designed to attract, retain and motivate our executive officers and other employees in a manner that supports our financial and operating performance objectives. We believe that in the long run, positive earnings growth has the highest correlation with long-term equity value. As a result, the primary objective of our compensation program is to increase the overall equity value of our company by rewarding sustainable growth in earnings. In particular, our compensation program provides our management team with the incentive to grow our earnings before interest, taxes, depreciation and amortization, or EBITDA, and also provides an incentive to reduce our net debt level, or NDL. In this context, we seek to offer total compensation packages at levels we consider to be competitive in the marketplace in which we compete. We further seek to establish a compensation program that fosters a team approach to company profit improvement, provides higher levels of bonus compensation to more senior executives to illustrate the financial rewards of promotion, and aligns the interests of our executive officers and other employees as directly as possible with those of our stockholders.

Since November 2004, when our equity sponsors first acquired us, through the year ended December 31, 2006, we have operated as a privately held company. Consequently, our equity securities were illiquid with a value that was difficult to ascertain. Accordingly, we have been of the opinion that the best method of compensating our executive officers was primarily by payment of cash salary and cash bonus, rather than through equity incentives. In our view, since EBITDA growth and NDL reduction strongly correlate with the equity value of our company, we considered cash compensation tied to these metrics to be highly aligned with the desire for equity appreciation.

In anticipation of becoming a public company, we have not altered our goal of attracting, retaining and motivating our executive officers in a manner consistent with our objectives described above, but we have revised the total mix of the compensation packages we will offer on a going-forward basis. Accordingly, in addition to competitive cash salary and bonus programs, we intend to better align the interests of our executives with those of our stockholders by encouraging executive ownership of our common stock, primarily through the grant of performance based restricted stock.

Executive compensation program overview

As described above, as a privately held company through the year ended December 31, 2006, the compensation program for each of our executive officers and selected senior managers consisted of salary and annual bonus paid in cash. The compensation packages for each of our chief executive officer and chief financial officer going forward will be comprised primarily of;

•  salary and annual bonus paid in cash;

•  annual equity incentive awards in the form of performance based restricted stock;

•  a one time bonus of restricted stock upon completion of our initial public offering;

•  as well as market-based 401(k) and healthcare plans.

The employment agreements with each of our chief executive officer and chief financial officer also include severance arrangements. The compensation packages for each of our other most highly compensated executive officers will be comprised primarily of salary, bonus paid in cash and annual performance based restricted stock awards, as well as market based 401(k) and healthcare plans.

Base salary

The base salary for each of our executive officers will be fixed annually and will seek to reflect each individual’s role and responsibility within the company as well as each individual’s experience and prior performance. The base salary is also designed to provide our executive team with steady cash flow during the course of the year that is not contingent on short term variation in our operating performance. We believe a competitive base salary that is either at, or slightly above, market is a key factor in attracting and retaining the services of qualified executives. Each of our chief executive officer and chief financial officer will have a guaranteed minimum base salary during the term of their employment.

Annual cash bonus

The annual cash bonuses we offer to our executive officers are intended to provide incentives to increase company performance and are based on our EBITDA and NDL performance metrics, which we establish each year. Since the cash performance bonuses are generally paid as soon as possible after year-end for which the performance was measured (typically very soon after audited financial results are available), we believe this approach has a strong positive feedback dynamic. Cash bonuses, as opposed to equity grants, are designed to more immediately reward annual performance against the key performance metrics for the company. We believe that cash bonuses are an important factor in motivating our management team as a whole and individual executives, in particular, to perform at their highest level toward achievement of established goals. We also believe establishing cash bonus opportunities is an important factor in both attracting and retaining the services of qualified executives.

One time equity bonus upon completion of our initial public offering

In order to align the interests of our management team as well as all other employees with those of our equity sponsors prior to occurrence of our initial public offering, and to reward our executive team and other employees upon the completion of our initial public offering, we decided to grant our executive officers and other employees shares of restricted stock upon the completion of our initial public offering. As a public company with common stock traded on the Nasdaq Global Market, we believe that no other compensation program would more closely align the employees’ interests with those of our stockholders than to have them own shares of our common stock. The bulk of the bonus shares will be granted to our chief executive officer, chief financial officer, and most senior executives. The bonus shares will be fully vested upon grant but will be subject to a lock-up period of from 18 to 24 months, subject to the right to sell a sufficient number of shares to cover any tax liabilities incurred by the executive upon grant of the bonus shares. We plan that all U.S. employees will receive at least some shares, commensurate with their relative contribution and responsibility level. We strongly believe that all employees were responsible for the financial performance of our company and should therefore be rewarded for placing the company in the position for an initial public offering.

However, we anticipate that only our chief executive officer, chief financial officer, and senior managers will receive equity-based performance shares in future years.

Annual performance based restricted stock grants

The annual equity performance component of our compensation package for our executive officers is designed to reward our management team for company performance along the EBITDA and NDL metrics previously discussed. We believe that annual equity awards are an important factor in motivating our management team as a whole and individual executives, in particular, to perform at their highest level toward achievement of established goals. We also believe establishing annual equity incentive bonus opportunities is an important factor in both attracting and retaining the services of qualified executives. Further, we believe the vesting feature of our annual restricted stock grants will provide an incentive for our executive officers to remain in our employ during the vesting period. Unlike cash awards, annual awards of equity continue to encourage ownership of our common stock in an effort to further align the long term interests of our executive officers with those of our stockholders. The grants of restricted stock will be subject to the attainment of annual performance criteria and will vest over a three or four year period.

Other benefits

We believe establishing competitive benefit packages for our employees, including our management team, is an important factor in attracting and retaining highly qualified personnel. Our benefit plans, such as our group health plan, are generally not performance based and offer our U.S. employees affordable access to health care and the sense of security that accompanies that type of access. We also offer our U.S. employees, including our management team, a 401(k) plan with a company match that encourages the saving of money for retirement and other permissible needs on a tax deferred basis. We do not intend to establish any deferred compensation plans, defined benefit pension plans or similar benefit plans.

Severance arrangements

We have offered our chief executive officer and chief financial officer severance packages primarily in an effort to attract and retain their services. In our experience, severance packages are common characteristic of compensation packages for the highest senior management. The severance payments are contingent on the occurrence of certain termination events and require the executive to execute a release of claims in our favor. These severance arrangements are intended to provide the executive with a sense of security in making the commitment to dedicate his or her professional career to the success of our company.

Perquisites

As the present time, we do not intend to offer any perquisites to any executive officer with an aggregate value in excess of $10,000 because we believe we can better incent desired performance by directing compensation in the forms described above.

Method utilized to determine the amount of compensation

Prior to initial public offering

As a private company, the base salaries for our executive officers were initially fixed by our governing body taking into consideration each executive’s base salary prior to the acquisition of our company by our equity sponsors. We sought to assure that each member of the executive team either maintained or increased their base salary as it existed prior to our acquisition. From the time our equity sponsors purchased our company in November 2004, the executive officers have participated in an EBITDA based cash bonus program. That program was based on a matrix, created no later than March of each calendar year, which specified how much each executive would be paid in cash as a percent of their base salary if certain EBITDA amounts were reached. The targets were based on an underlying, linear mathematical formula which had no upper limit. As we generated more EBITDA, the percentage bonus would also increase. Given that the percentages progressed linearly, the bonus program was always able to be funded regardless of EBITDA level because as EBITDA increased, it incrementally funded the bonus program. The amount of cash bonus awarded was then adjusted upward or downward based on the NDL of our company at the end of the calendar year, again based on a matrix that would increase the base EBITDA bonus level if NDL ended lower that expected, and reduce the base EBITDA bonus level if the NDL was higher than expected. The NDL-derived adjustments were designed to affect the overall bonus level by no more than 15%, since the primary focus of the cash bonus plans was to grow EBITDA.

After initial public offering

In determining the total compensation of our executives in contemplation of our initial public offering, we identified several public companies and used them as a basis for compensation comparison, notably Shamir Optical, Atrion Corp., Aristotle Corp., Healthtronics and Medical Action Industries. We selected these companies because we believe they were at a similar growth stage with similar business models as compared to our company. We also engaged, among others, Aon Consulting, a national compensation consulting firm, to review and validate the current compensation levels of our executive officers as well as our proposed equity award plans. Once we gathered comparable information, our equity sponsors entered into arms length negotiations with our chief executive officer and chief financial officer over their compensation arrangements as described in the terms of the respective amended and restated employment agreements.

As a public company, we will continue to reward EBITDA growth and NDL reduction as we have in the past, although we will use a combination of cash and equity awards. Our Compensation Committee will review our compensation plans annually with suitable benchmarks to arrive at what we believe to be fair and market-comparable baseline compensation for our executive officers, with the potential for greater than average compensation should we achieve greater than average growth in EBITDA and reduction in NDL. All awards will be approved by our Compensation Committee, although our Compensation Committee is not expected to approve of any awards in excess of those designated based on the achieved EBITDA and NDL metrics.

We will develop the actual formulas that generate the number of shares to be issued as part of the equity awards, or the cash performance bonus, based primarily on industry comparables. We have conducted studies of other public companies that we believe are in a similar growth stage with similar business models as compared to us, and determined that an annual 1.0% award of total shares then outstanding is a median reward to executives and other employees if we reach a reasonable targeted level of EBITDA growth and NDL reduction for our company. Targeted annual cash and equity bonus awards are expected to be based on EBITDA growth of 15-20% and significant NDL reduction. EBITDA growth or NDL reduction in excess of these general ranges would result in larger equity awards up to, and capped at, 1.5% of total shares then outstanding. We believe a cap on total awards in any given year is important so there is no threat of unanticipated dilution or excessive rewards to management in years when our company performs particularly well. The grant of all equity awards will be dependent on availability of shares under our 2006 Equity Incentive Plan, or stockholder approval to increase the number of shares available under the plan.

We anticipate that our chief executive officer will receive 23% of total shares available for grant under our annual equity bonus plan, our chief financial officer will receive 7% of the total shares available and the remaining 70% of the shares will be granted among the rest of the management team and other employees. A larger portion of shares are generally expected to be allocated to more senior executives, in part, to illustrate the financial rewards of promotion. As a general rule, grants of restricted stock will vest over a period of three years for our chief executive officer and over a period of four years for our other executives and employees. We do not anticipate granting additional equity awards based on individual actions or performance metrics as the plan is meant to be strictly formulaic. It is this divorcing from subjective measures of performance, or a variety of award criteria, which we believe provides the tightest discipline for the management team to represent the interests of stockholders, which we believe lie in EBITDA growth and net debt reduction. We also believe this methodology fosters a team approach to company profit improvement.

Allocation of compensation elements

As a private company, we paid all compensation in cash. Based on our EBITDA growth for the year ended December 31, 2005, during which time we exceeded our target growth, we paid our chief executive officer and chief financial officer cash bonuses equal to 88.8% and 53.9% of their base salary. Assuming EBITDA growth of 32% for the year ended December 31, 2006, which we considered to be an acheivable target, we committed to pay our chief executive officer and chief financial officer a cash bonus equal to 75% and 50%, respectively, of their base salary. Assuming the same EBITDA growth, our other named executive officers would receive cash bonuses in the range of 20% to 40% of their base salary. We believe our most senior executives should have a larger portion of total targeted compensation performance based.

As a public company, assuming we reach targeted EBITDA growth and NDL reduction, we anticipate that our chief executive officer will receive approximately 69% of his annual total compensation in cash and 31% of his total compensation in shares of restricted stock, not including “bonus” shares awarded on the date of the initial public offering. We further anticipate that our chief financial officer will receive approximately 71% of his total compensation in cash and 29% of his total compensation in shares of restricted stock. We anticipate that our other executive officers will receive approximately 85% to 98% of their total compensation in cash and 15% to 2% of their total compensation in shares of restricted stock. We established these levels based on the belief that the more senior the executive, the greater share of their total compensation should be in restricted stock. We believe that the allocations described above creates an appropriate balance of providing our executives with both cash and equity performance based compensation

We believe that restricted stock is a more powerful instrument for aligning management and stockholder interests than the granting of options because, with the granting of restricted stock, management shares equally with stockholders the financial hardship that occurs if the price of our common stock declines, and are equally rewarded if the price of our common stock increases. With options, in our view, the executive team does not suffer proportionately if the share price falls below the exercise price of the executive’s option. In that respect, options are not as attractive as restricted stock because, in our view, in the event of a share price decline below the strike price of the executive’s options, the executive does not continue to experience financial loss. Also, restricted stock does not have a strike price, which alleviates significant reporting concerns over the timing and calculation of strike prices for option instruments. It is our intention to award restricted shares on a fixed timetable year after year, to eliminate any potential abuse from when shares are priced.

We have conducted research on the relative value of restricted stock versus options for management teams and have concluded that sophisticated managers understand that options have a lower intrinsic value than restricted stock, and thus demand a larger number of them for the same economic benefit. Therefore, we believe that awarding a smaller number of restricted shares (instead of a greater number of options) has a similar economic impact on the company, but with greater short- and long-term alignment of interests between management and stockholders. We believe that the greatest near-term alignment occurs when the financial instruments held by stockholders and management are the same, in this case, shares of common stock of the company.

Additionally, we have determined not to award options to our executive officers because valuing options and deducting their cost from earnings, is subject to sophisticated inputs such as the perceived volatility of the stock and the comparable risk-free interest rate at the time. These inputs can change over time and can be subject to influence to increase or decrease the value of the options and hence their impact on reported financial statements. We also view the accounting treatment for options to be less favorable than for restricted stock tied to financial performance measures. Therefore, the elimination of adverse accounting treatment and uncertainty that applies to options, through the use of restricted stock for management, is viewed as highly beneficial to our company on both these counts.

Termination events

Only our chief executive officer and our chief financial officer have guaranteed severance payments in the event we terminate them without cause or if they leave our employ for good reason. We have provided these two executive officers, who we consider to be our most senior executives, with severance arrangements under certain circumstances to provide them with a sense of security while devoting their professional career to our company. As a general matter, we have defined “cause” to include serious infractions that could adversely affect our company and our reputation. For a description of the events that constitute “cause”, see “Management-Employment agreements.” Further, as a general matter, we have defined “good reason” to include matters where we breach certain commitments that we have made to our executives and where changes occur that might significantly and negatively affect our executive’s negotiated expectations surrounding their responsibilities and geographic location. For a description of the events that constitute “good reason”, see “Management-Employment agreements.”

In the event our chief executive officer was terminated without cause or left our employ for good reason at December 31, 2006, for example, he would have received a lump sum cash payment equal to 2.99 times his annual base salary, his 2006 annual bonus, continuing healthcare coverage for 12 months and vested benefits under the terms of his amended and restated employment agreement. In the event our chief financial officer was terminated without cause or left our employ for good reason at December 31, 2006, for example, he would have received a lump sum cash payment equal to one times his annual salary, his 2006 annual bonus, continuing healthcare coverage for six month and vested benefits under the terms of his amended and restated employment agreement. In each case, our chief executive officer and chief financial officer will need to execute a general release in our favor prior to receiving their severance payments.

We have not entered into any arrangements with our executive officers that would provide severance compensation in the event of a change in control of our company. We anticipate that the restricted stock awards we make to our executive will provide for full vesting of the awards upon termination of the executive without cause within 24 months following a change in control.

Policies

General policies

Our Compensation Committee of our Board of Directors will approve all compensation and awards to our executive officers. Generally, our Compensation Committee will review actual performance relative to targeted EBITDA and NDL metrics to determine both aggregate and individual awards. When appropriate, our Compensation Committee may continue to consult with Aon Consulting or other compensation experts to assist in its decision making process. We anticipate that the bonus awards will be allocated based on a pre-determined formula and that the Compensation Committee, while permitted to do so, will not deviate from this approach.

Factors considered to materially alter compensation

We anticipate adjusting an individual’s compensation based on market data, and would raise it when deemed necessary to retain or attract the most qualified personnel for various positions. As a general matter, we do not intend to materially alter an executive’s current compensation based on total compensation earned in prior periods. We also do not expect that our Compensation Committee will adjust grants that have already been made if the performance metrics on which those grants were based are subsequently adjusted, however, in this situation, we may consider adjusting current grants to reflect the impact of such a change if we deem it appropriate under what we would consider extraordinary circumstances.

Timing of awards

Other than in the case of grants to new hires on or around their first date of employment, it is our intention to tie the grant of any equity compensation to specific, recurring dates. This is to guard against any possible manipulation of issuance dates to benefit any single party. We currently plan, for example, that ongoing annual awards of restricted stock to management, the number of shares of which are determined by EBITDA and NDL performance, will be granted at the beginning of each year, which will coincide with the fiscal year performance period for each such award, and that these awards will be distributed following the Compensation Committee’s certification of the performance criteria after our audited financials are released.

Equity ownership

As described elsewhere, we believe that the ownership of shares of our common stock by our management team properly aligns their financial interests with the interests of our stockholders. We recognize that the use of hedging instruments create a divergence in alignment with our stockholders and, consequently, we strongly discourage our executive officers from using hedging instruments that would diminish their financial risk of ownership.

Principal and selling stockholders

The following table sets forth information, as of the date of this prospectus, regarding the beneficial ownership of our equity securities:  (1) immediately prior to the consummation of this offering and after the corporate reorganization; and (2) as adjusted to reflect the sale of the shares of common stock in this offering by:

•       each person that is a beneficial owner of more than 5% of our outstanding equity securities;

•       each of our named executive officers;

•       each of our directors and director nominees;

•       all directors and director nominees and executive officers as a group; and

•       each of the selling stockholders.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of equity securities shown as beneficially owned by the stockholder. Percentage of beneficial ownership is based on                shares of our equity securities outstanding as of the date of this prospectus, and                shares of equity securities outstanding after the completion of this offering. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of the date of this prospectus are considered outstanding and beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless indicated otherwise in the footnotes, the address of each individual listed in the table is c/o Vision-Ease Corporation, 7000 Sunwood Drive NW, Ramsey, Minnesota 55303.

We have been advised by each selling stockholder that he, she or it is not a broker/dealer or affiliate of a broker/dealer.

	Number of shares beneficially			Number of	Percentage beneficially
	owned			shares sold	owned
Name and address of	Title of	Prior to	After	in this	Prior to	After
beneficial owner	class	offering	offering	offering	offering	offering
Five percent shareholders:
Insight Equity Vision Partners, L.P.
1400 Civic Place, Suite 250, Southlake, TX 76092
Rosewood Vision Corporation
100 Crescent Court, Suite 1700, Dallas, TX 75201
Other selling shareholders:
Erie Indemnity Company
CIG & Co.—Connecticut General Life Insurance Co.
Life Insurance Company of North America
PNC Ventures Corp.
PNC Equity Partners, L.P.
Directors, director nominees and named executive officers:
Douglas C. Hepper
Richard G. Faber
Derek B. Harris
Susan J. Linzmeier
Michael S. Ness
Theodore W. Beneski
Ross Gatlin
Schuyler B. Marshall
Conner Searcy
Victor L. Vescovo
G.T. Barden
All directors, director nominees and executive officers as a group (13 people)

*      Less than 1%

**    Assumes our conversion from a limited partnership to corporation.

***  Assumes underwriters have not exercised their option to purchase additional shares.

****        Address in care of

Certain relationships and related party transactions

Agreements with our equity sponsors

Our equity sponsors, Insight Equity and Rosewood, intend to enter into a voting agreement contemporaneous with the completion of this offering whereby they agree to vote the shares of common stock held by them to elect our board of directors consisting of:

•       our chief executive officer;

•       four directors selected by Insight Equity initially Theodore W. Beneski, Ross Gatlin, Victor L. Vescovo and Conner Searcy;

•       two directors selected by Rosewood initially, Schuyler B. Marshall and G.T. Barden; and

•       initially, one director who is “independent” under the rules of The Nasdaq Global Market; two such directors no later than the 90th day after the common stock is listed on The Nasdaq Global Market; and three such directors no later than one year after such listing.

Insight Equity and Rosewood have also agreed not to vote their shares to remove any director that is selected by either of them without the consent of the party who selected such director.

Registration Rights

Contemporaneous with this offering, we intend to enter into a registration rights agreement that will provide our equity sponsors and the holders of outstanding Warrants with certain rights to have shares held by them registered under the Securities Act of 1933 under certain circumstances. Under the terms of this agreement, holders may require us to file up to two registration statements on their behalf, as well as any number of resale registrations on Form S-3, at such time as we may become eligible to utilize such form, and may participate in registration statements filed by us, in each case subject to certain restrictions and limitations. We are obligated to pay all expenses incidental to these registrations, excluding underwriting discounts and commissions.

Management agreement

As described under “Use of proceeds,” we intend to terminate our existing management agreement with Insight Equity upon completion of this offering. Under this agreement, entered into in October 2004, Insight Equity has provided management and related services to us in exchange for a fee and reimbursement of out-of-pocket expenses. The fee is currently $1.0 million per year. We have no ability to terminate this agreement without cause but have negotiated its termination (other than certain indemnification provisions) for payment of a termination fee of $           contemporaneous with the completion of this offering.

Although our management agreement with Insight Equity will terminate contemporaneously with the completion of this offering, we will retain a residual obligation to indemnify Insight Equity and its partners and employees, against all liabilities sustained by any of them by reason of any act or omission or alleged act or omission in connection with our activities or in connection with their service as an officer or director with us or any of our subsidiaries, unless there is a final judicial determination of willful malfeasance, gross negligence or reckless conduct on the part of, or knowing violation of law by, the covered persons.

Redemption of the preferred partnership rights

Under the terms of the partnership agreement that was the organizational document of our company prior to this offering, we are required to redeem certain preferred partnership rights in connection with this offering. These rights are held by one of our equity sponsors, Rosewood, and will be converted into the right to receive cash in the aggregate amount estimated to be $       and paid out of the proceeds of this offering as described under “Use of proceeds.”

Payments to our equity sponsors from refinancing

Proceeds from the Term A Loan under the Senior Credit Facility and the Term B Loans were used in part to pay a distribution on, and redeem in full, the Class A-2 Preferred Partnership Rights that were held by our equity sponsors, Rosewood and Insight Equity, on December 2, 2005, in the aggregate amount of approximately $15 million.

Merger

Our equity sponsors currently own all of the limited and general partner interests of Insight Equity A.P. X, LP. Immediately following the merger of Insight Equity A.P. X, LP with and into its wholly owned subsidiary, Vision-Ease Lens Corporation and our equity sponsors will continue to own all of the outstanding common stock of Vision-Ease Lens Corporation, on a pro rata basis. Please see “Principal and selling stockholders” for a further description of the ownership interests of our company both before and after this offering. As a result of the merger, the partnership interests held by each of our directors, director nominees and 5% stockholders will have been converted into shares of our common stock. In addition, to the extent the holders of warrants to acquire partnership interests do not exercise those interests prior to the merger, these warrants will have been converted into the right to purchase shares of our common stock. Each 1% common interest in the partnership will be converted into        shares of our common stock as a result of the merger. If the warrants are converted into warrants to purchase shares of our common stock, the conversion ratio will be identical to that described above. The number of shares of common stock each person received as a result of the merger is described in table in “Principal and selling stockholders” under the heading number of shares beneficially owned prior to offering. Consummation of the merger is a condition to the closing of this offering. In addition, we have agreed to indemnify our equity sponsors and their partners, officers and representatives with respect to any action, existing or occurring at or prior to the closing of the merger, which may be brought against them and which arises out of or pertain to the merger, the limited partnership and operations prior to the merger, subject only to limitations imposed by Delaware law and our certificate of incorporation and bylaws.

Description of capital stock

The following summary of the material terms of our capital stock does not purport to be complete and is subject to and qualified in it is entirety by reference to Delaware law, our charter and bylaws. See “Where you can find more information.”

General

Our authorized capital stock consists of           shares of common stock, $0.01 par value per share, and           shares of preferred stock, $0.01 par value per share. As of the date of this prospectus,           shares of our common stock were issued and outstanding. No shares of our preferred stock are outstanding.

The following is a summary of the rights of the holders of our common stock and preferred stock and related provisions of our charter and bylaws, as they will be in effect upon the completion of this offering. This summary is not complete. For more detailed information, please see our charter and bylaws, copies of which are available upon request.

Common stock

The holders of our common stock are entitled to one vote per share on all matters to be voted on by the stockholders, including the election of directors. There is no cumulative voting in the election of directors, which means that the holders of a majority of our outstanding shares of common stock have the ability to elect all of the members of our board of directors. Except as otherwise provided by law or with respect to any outstanding class or series of our preferred shares, the holders of our common stock possess all voting power. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably any dividends when, if, and as may be declared by the board of directors out of funds legally available for dividend payments. See “Dividend policy.”  In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock.

Holders of common stock have no preemptive, conversion, subscription or other rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, validly issued, fully paid and nonassessable.

Preferred stock

Our board of directors has the authority, without further action by our stockholders, to issue up to             shares of preferred stock in one or more series. In addition, our board of directors may fix the rights, preferences and privileges of any series of preferred stock it may determine to issue. These rights may include a preferential return in the event of our liquidation, the right to receive dividends if declared by the board of directors, special dividend rates, conversion rights, redemption rights, superior voting rights to the common stock, the right to protection from dilutive issuances of securities, or the right to approve corporate actions. Any or all of these rights may be superior to the rights of the common stock. Although we have no plans to do so, our board of directors could authorize us to issue a series of preferred shares that could, depending on the terms of the particular series, delay, defer or prevent a change in control of us or make it more difficult for stockholders to remove our board of directors and management. Additionally, our issuance of preferred stock may decrease the market price of our common stock.

Power to reclassify unissued stock

Our charter authorizes our board of directors to classify and reclassify any unissued shares of common stock or preferred stock into other classes or series of stock. Prior to issuance of shares of each class or series, our board is required by Delaware law and by our charter to set, subject to our charter restrictions on transfer, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms or conditions of redemption for each class or series of stock. Therefore, our board of directors could authorize the issuance of preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest or make it more difficult for stockholders to remove our board of directors and management.

Power to issue additional shares of common stock or preferred stock

We believe that the power to issue additional shares of common stock or preferred stock and to classify or reclassify unissued shares of common stock or preferred stocks and thereafter to issue the classified or reclassified stock provides us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise. These actions can be taken without stockholder approval, unless stockholder approval is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although we have no present intention of doing so, we could issue a class or series of stock that could delay, defer or prevent a transaction or a change in control of us that might involve a premium price for holders of our common stock or otherwise be in their best interest or make it more difficult for stockholders to remove our board of directors and management.

Warrants

On October 31, 2004, we entered into a Securities Purchase Agreement with three lenders as part of a debt refinancing in which we received $18.0 million in exchange for the issuance of subordinated notes in the principal amount of $18.0 million (retired in December 2005) and detachable warrants to purchase 4.25% of our Fully Diluted Class B Partnership Interests. The warrants have a nominal exercise price and expire on October 31, 2014. The warrant holders have the option to require us to repurchase the warrants at fair market value for a period of three years after the earlier of October 31, 2009 or the date of a mandatory prepayment. The warrant value was not material at December 31, 2004. The estimated fair value of the warrants at September 30, 2006 and December 31, 2005 was $2.8 million and $2.0 million, respectively. We anticipate the warrants will be converted into warrants to purchase shares of our common stock in connection with our merger.

Dividend reinvestment plan

We may implement a dividend reinvestment plan whereby stockholders may automatically reinvest their dividends in our common stock. Details about any such plan would be sent to our stockholders following adoption thereof by our board of directors.

Transfer agent and registrar

The transfer agent and registrar for our common stock is                  .

Corporate opportunities and transactions with Insight Equity and Rosewood

In recognition that directors, officers, stockholders, members, managers and/or employees of Insight Equity and Rosewood and their affiliates and investment funds may serve as our directors and/or officers, and that the Insight Equity and Rosewood representatives and our other non-employee directors may engage in similar activities or lines of business that we do, we have adopted a resolution that provides for the allocation of certain corporate opportunities between us and such persons. Specifically, neither Insight Equity or Rosewood representatives nor any of our non-employee directors will have any duty to refrain from engaging or investing directly or indirectly in the same or similar business activities or lines of business that we do. In the event that any Insight Equity or Rosewood representatives or non-employee director acquires knowledge of a potential transaction or matter that may be a corporate opportunity for such persons as us, we will not have any expectancy in such corporate opportunity, and such persons will not have any duty to communicate or offer such corporate opportunity to us and may pursue or acquire such corporate opportunity for themselves or direct such opportunity to another person. In addition, if any Insight Equity or Rosewood representatives or non-employee director acquires knowledge of a potential transaction or matters which may be a corporate opportunity for us and such person, we will not have any expectancy in such corporate opportunity unless such corporate opportunity is expressly offered to such person solely in his or her capacity as a director or officer of our company.

Important provisions of Delaware law and our charter and bylaws

The following description of certain provisions of Delaware law and our charter and our bylaws, as they will be in effect upon the completion of this offering, is only a summary. You should also read “Description of capital stock—Corporate opportunities and transactions with Insight Equity and Rosewood. Copies of our charter and our bylaws are available upon request. See “Where you can find more information.”

Our board of directors

Our charter and bylaws provide that the number of our directors may be established by our board of directors. Except as provided by our board of directors in setting the terms of any series of preferred stock, any vacancy may be filled by a majority of the directors then in office, even if the remaining directors do not constitute a quorum, or by a sole remaining director. Any director elected to fill a vacancy will serve until the next annual meeting and until his or her successor is elected and qualified.

Our directors serve for a term of one year and until their successors are elected and qualified. Holders of shares of our common stock will have no right to cumulative voting in the election of directors. Consequently, at each annual meeting of stockholders at which directors are elected, the holders of a majority of the shares of our common stock will be able to elect all of the successors of the directors being elected at that meeting.

Removal of directors

Our charter provides that a director may be removed with or without cause by the affirmative vote of at least a majority of the shares entitled to vote in the election of directors.

Anti-takeover provisions

Delaware law.   Subject to specified exceptions, Section 203 of the Delaware General Corporation Law prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder. “Business combinations” include mergers, asset sales and other transactions resulting in a financial benefit to the “interested stockholder.” Subject to various exceptions, an “interested stockholder” is a person who together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These restrictions generally prohibit or delay the accomplishment of mergers or other takeover or change in control attempts.

Charter and bylaw provisions.   Our charter and bylaws provide that special meetings of our stockholders may be called only by the chairman of the board of directors, our chief executive officer, a majority of our board of directors, or the holder or holders of 40% or more of the outstanding capital stock of our company entitled generally to vote in the election of directors. Our charter and bylaws also specify that the authorized number of directors may be changed only by a resolution of the board of directors. Our charter does not include a provision for cumulative voting for directors. Under cumulative voting, a minority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors. Vacancies in our board of directors, including any vacancy created by an increase in the number of directors, may be filled by a majority of the directors then in office, even if the remaining directors do not constitute a quorum, or by a sole remaining director. As described under “Description of capital stock—Preferred stock,” our board of directors will be authorized to issue up to               shares of preferred stock and to determine the price and the rights preferences and privileges of these shares, without stockholder approval, which could also delay or prevent a change in control transaction.

Our bylaws provide that stockholders may act by written consent with respect to any action required or permitted to be taken at any annual or special meeting of the stockholders. Should any stockholder desire to present business at any meeting, he or she must comply with certain advance notice provisions in our bylaws described below.

These provisions contained in our charter and bylaws could delay or discourage certain types of transactions involving an actual or potential change in control of us or our management (including transactions in which stockholders might otherwise receive a premium for their shares over the then current prices) and may limit the ability of stockholders to remove current management or approve transactions that stockholders may deem to be in their best interests and, therefore, could adversely affect the price of our common stock.

Amendment to our charter

Our charter may be amended only by the affirmative vote of the holders of not less than a majority of all of the votes entitled to be cast on the matter.

Advance notice of director nominations and new business

Our bylaws provide that with respect to an annual meeting of stockholders, nominations of persons for election to our board of directors and the proposal of business to be considered by stockholders may be made only (i) pursuant to our notice of the meeting, (ii) by our board of directors or (iii) by a stockholder of record who is entitled to vote at the meeting and who has complied with the advance notice procedures of our bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of persons for election to our board of directors at a special meeting may be made only (i) pursuant to our notice of the meeting, (ii) by the board of directors, or (iii) provided that the board of directors has determined that directors will be elected at the meeting, by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of our bylaws.

Description of certain debt

Upon the consummation of this offering, we will repay some of our existing credit facilities, while we expect some of these facilities to remain outstanding. We will fully repay our borrowings under the Term B Facility. Borrowings under the Term B Facility total $31.5 million and bear interest at a floating rate which was 11.82% as of September 30, 2006. We will also repay the revolving line of credit under our Senior Credit Facility. These loans total $11.1 million and bear interest at a floating rate, which as of September 30, 2006 was 7.82%. We expect the Term A Loan under the Senior Credit Facility to remain in force and amounts currently borrowed thereunder to remain outstanding. The current terms of our Term A Loan and our revolving line of credit are as follows, although we may be able to negotiate more favorable terms after completion of this offering:

General

Our revolving line of credit under our Senior Credit Facility provides for a $25.0 million revolving line of credit that terminates December 1, 2008. The availability of borrowings under our revolving line of credit is determined by a borrowing base composed, among other things, of eligible receivables and eligible inventory, less certain reserves and outstanding letters of credit. Borrowings may be used for our working capital needs. All borrowings are subject to the satisfaction of customary conditions, including the absence of a default and accuracy of representations and warranties.

As of September 30, 2006, our Term A Loan had an outstanding principal balance of $12.5 million with required monthly installments in the amount of $0.1 million due and payable on the first business day of each month through and including December 1, 2008, with a final principal installment in an amount equal to any remaining portion due on December 1, 2008. Amounts repaid promptly following the consummation of this offering as described above will be applied to the outstanding principal installments of our Term A Loan in the direct order of their maturities.

Interest and fees

The interest rates applicable to loans under this facility are floating interest rates that, at our option, are calculated with reference to a base rate or a London Interbank Offered Rate, or LIBOR.

The base rate is the higher of:

•       PNC Bank’s base commercial lending rate, or

•       the federal funds rate plus 0.5%.

The LIBOR rate is, with certain exceptions, the rate set forth on Moneyline Telerate display page 3750 for the interbank offering rate for dollar deposits with maturities comparable to our interest periods (1, 2, 3 or 6 months), plus 2.5%, with respect to loans under our revolving line of credit under our Senior Credit Facility and 3.5% with respect to our Term A Loan.

We also pay a facility fee quarterly based on the unused portion of the revolving line of credit under our Senior Credit Facility at a rate equal to 0.375% per annum.

Prepayments

Voluntary prepayments of loans are permitted. Mandatory prepayments are required in connection with sales of collateral other than inventory in the ordinary course of business, issuances of capital stock (other than this offering) and a change of control.

Collateral and guarantees

All of our domestic subsidiaries guarantee our obligations under our Senior Credit Facility. Our Senior Credit Facility is secured by a lien on all of our assets and all of the assets of our domestic subsidiaries and a pledge of the shares of stock of all of our subsidiaries. All of our assets are pledged as collateral and the limited partners have pledged their interests in us as security for the payment of the Senior Credit Facility and Term B Facility. These security interests are expected to be released upon completion of this offering.

Covenants and other matters

Our revolving line of credit under our Senior Credit Facility and Term A Loan under the Senior Credit Facility requires us to comply with certain financial covenants, including a total leverage ratio, a fixed charge coverage ratio, a minimum tangible net worth and a minimum quarterly Adjusted EBITDA, as defined in the document to be earnings before interest and taxes plus depreciation, amortization, management fee expenses and certain financing related expenses. This definition of Adjusted EBITDA is different than the Adjusted EBITDA definition we disclose in this prospectus. Our revolving Senior Credit Facility also includes certain covenants restricting or limiting our ability to, among other things:

•       declare dividends or redeem or repurchase capital stock or make other shareholder distributions;

•       prepay, redeem or purchase certain debt;

•       create liens;

•       invest in other entities or make loans;

•       guarantee or incur additional debt;

•       make capital expenditures;

•       merge or consolidate with any entity or make any acquisitions;

•       change the nature of our business;

•       change our fiscal year or method of accounting; or

•       enter into transactions with affiliates that are not arms-length.

Our revolving line of credit under our Senior Credit Facility also contains customary representations and warranties, affirmative covenants, notice and reporting provisions, and events of default, including changes of control, material adverse changes and cross-defaults to other indebtedness.

Our revolving line of credit under our Senior Credit Facility and our Term A Loan will become immediately due and payable if there is an event of default under our Senior Credit Facility.

Shares eligible for future sale

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock. Upon completion of this offering there will be                   shares of our common stock outstanding, excluding approximately                   shares of our common stock underlying outstanding warrants. Of these shares,                   shares of our common stock expected to be sold in this offering will be freely transferable without restriction or further registration under the Securities Act, except for any such shares which may be held or acquired by an “affiliate” of ours, as that term is defined in Rule 144, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. Of the remaining                   shares of our common stock outstanding,                   shares of common stock held by our executive officers, directors and current stockholders will be subject to the lock-up arrangements described below. Of these shares,                   will be freely transferable under Rule 144(k) and the remainder will be eligible for resale subject to the volume, manner of sale and other limitations of Rule 144, in each case immediately upon expiration of the 180-day lock-up period described below.

Lock-up agreements

In connection with this offering, we, our executive officers, directors and stockholders will enter into 180-day lock-up agreements with the underwriters of this offering under which neither we nor they may, for a period of 180 days (or up to approximately 30 days longer in certain circumstances) after the date of this prospectus, which may, directly or indirectly sell, dispose of or hedge any shares of common stock or any securities convertible into or exchangeable or exercisable for shares of common stock without the prior written consent of J.P. Morgan Securities Inc.

Rule 144

In general, under Rule 144, a person (or persons whose shares are required to be aggregated), including an affiliate, who has beneficially owned shares of our common stock for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares of our common stock that does not exceed the greater of:

•       1% of the number of shares of common stock then outstanding, which will equal approximately                   shares of our common stock after the closing of this offering; or

•       the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 also are subject to manner-of-sale provisions, notice requirements and the availability of current public information about us.

Rule 144(k)

Under paragraph (k) of Rule 144, a person who is not our affiliate at any time during the three months preceding a sale and who has beneficially owned the shares of any class of securities proposed to be sold for at least two years is entitled to sell such shares without complying with the manner-of-sale, public information, volume limitation or notice provisions of Rule 144. The two-year holding period includes the holding period of any prior owner who is not our affiliate. Therefore, unless otherwise restricted, shares covered by Rule 144(k) may be sold at any time.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchased shares of common stock from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares of common stock from us after that date upon the exercise of options granted before that date, are eligible to resell such shares in reliance upon Rule 144 90 days after we become subject to the reporting requirements of the Exchange Act. If such person is not an affiliate, such sale may be made subject only to the manner of sale provisions of Rule 144. If such a person is an affiliate, such sale may be made under Rule 144 without compliance with its one-year minimum holding period, but subject to the other Rule 144 restrictions.

Certain U.S. tax consequences
to non-U.S. holders of common stock

The following discussion of certain U.S. federal income and estate tax considerations relevant to Non-U.S. Holders of our common stock is for general information only.

As used in this prospectus, the term “Non-U.S. Holder” is a beneficial owner of our common stock other than:

•       an individual who is a citizen or resident of the United States;

•       a corporation or other entity taxable as a corporation under U.S. federal income tax laws created or organized in or under the laws of the United States, any state of the United States or the District of Columbia;

•       an estate the income of which is subject to U.S. federal income tax purposes regardless of its source; or

•       a trust that is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons, or a trust that has validly elected to be treated as a domestic trust under applicable Treasury regulations.

If a partnership, including any entity treated as a partnership for U.S. federal income tax purposes, is a holder of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership, and partners in such partnership, should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion does not consider:

•       U.S. federal income, estate or gift tax consequences other than as expressly set forth below;

•       any state, local or foreign tax consequences;

•       the tax consequences to the stockholders, beneficiaries or holders of other beneficial interests in a Non-U.S. Holder;

•       special tax rules that may apply to selected Non-U.S. Holders, including without limitation, partnerships or other pass-through entities for U.S. federal income tax purposes, banks or other financial institutions, insurance companies, dealers in securities, traders in securities, tax-exempt entities and certain former citizens or residents of the United States;

•       special tax rules that may apply to a Non-U.S. Holder that holds our common stock as part of a “straddle, “hedge” or “conversion transaction”; or

•       a Non-U.S. Holder that does not hold our common stock as a “capital asset” within the meaning of Section 1221 of the Internal Revenue Code (generally, property held for investment).

The following discussion is based on provisions of the Internal Revenue Code, applicable Treasury regulations and administrative and judicial interpretations, all as of the date of this prospectus, and all of which are subject to change, retroactively or prospectively. We have not requested a ruling from the U.S. Internal Revenue Service or an opinion of counsel with respect to the U.S. federal income tax consequences of the purchase, ownership or disposition of our common stock to a Non-U.S. Holder. There can be no assurance that the U.S. Internal Revenue Service will not take a position contrary to such statements or that any such contrary position taken by the U.S. Internal Revenue Service would not be sustained.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation as well as any tax consequences arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

Dividends

We do not anticipate paying cash dividends on our common stock in the foreseeable future. See “Dividend Policy.” Distributions paid on shares of our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, it will constitute a return of capital that is applied against and reduces, but not below zero, a Non-U.S. Holder’s adjusted tax basis in the shares of our common stock on which the distribution is made. To the extent a distribution exceeds both our current and accumulated earnings and profits and the non-U.S. Holder’s adjusted basis in that common stock, the distribution will constitute gain on the common stock. See “—Gain on Disposition of Common Stock.” Except as described below, the dividends on our common stock paid to a Non-U.S. Holder generally will be subject to withholding of U.S. federal income tax at a 30% rate on the gross amount of the dividend or such lower rate as may be provided by an applicable income tax treaty.

Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States and (if specified by an applicable income tax treaty) are attributable to a permanent establishment or fixed base in the United States, known as “U.S. trade or business income,” are generally not subject to the 30% withholding tax if the Non-U.S. Holder files the appropriate U.S. Internal Revenue Service form with the payor. However, U.S. trade or business income, net of specified deductions and credits, generally is taxed at the same graduated rates as applicable to U.S. persons. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as specified by an applicable income tax treaty.

A Non-U.S. Holder who claims the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification and other requirements prior to the distribution date. In general, Non-U.S. Holders must provide the withholding agent with a properly executed IRS Form W-8BEN claiming an exemption from or reduction in withholding under an applicable income tax treaty. Applicable Treasury regulations provide alternative methods for satisfying this requirement. Under these Treasury regulations, in the case of common stock held by a foreign intermediary (other than a “qualified intermediary”) or a foreign partnership (other than a “withholding foreign partnership”), the foreign intermediary or partnership, as the case may be, generally must provide an IRS Form W-8IMY and an appropriate certification by each beneficial owner or partner. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

A Non-U.S. Holder that is eligible for a reduced rate of U.S. federal withholding tax or exclusion from withholding under an income tax treaty, but did not timely provide required certifications or satisfy other requirements, may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for refund with the U.S. Internal Revenue Service.

Gain on disposition of common stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax (or withholding thereof) in respect of gain recognized on a disposition of our common stock unless:

•       the gain is U.S. trade or business income;

•       the Non-U.S. Holder is an individual who is present in the United States for more than 182 days in the taxable year of the disposition and meets certain other requirements; or

•       we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. Holder held our common stock.

A Non-U.S. Holder that is an individual will be subject to tax on gain that is U.S. trade or business income under regular graduated U.S. federal income tax rates. A Non-U.S. Holder that is a corporation will be subject to tax on gain that is U.S. trade or business income under regular graduated U.S. federal income tax rates and, in addition, may be subject to the branch profits tax on its effectively connected earnings and profits for the taxable year, which would include such gain, at a rate of 30% or at such lower rate as specified by an applicable income tax treaty. A Non-U.S. Holder that is an individual described in the second bullet above will be subject to a flat 30% tax on gain derived from the disposition of our common stock, which may be offset by U.S.-source capital losses (even though the Non-U.S. Holder is not considered a resident of the United States).

Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of all its real property interests plus its other assets used or held for use in a trade or business. We believe we are not, and are not likely to become, a U.S. real property holding corporation. If we are or were to become one, the tax relating to stock in a “U.S. real property holding corporation” generally will not apply to a Non-U.S. Holder that beneficially owns, at all times during the applicable five-year or shorter period, no more than 5% of our common stock, provided that our common stock is regularly traded on an established securities market in the United States.

U.S. federal estate tax

Common stock owned or treated as owned by an individual who is a Non-U.S. Holder at the time of death will be included in such individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise.

Information reporting and backup withholding tax

We (or a paying agent) must report annually to the U.S. Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to that holder and the tax withheld with respect to those dividends. Copies of the information returns reporting those dividends and the amount of tax withheld may also be made available under the provisions of an applicable treaty to the tax authorities in the country in which the Non-U.S. Holder is a resident.

U.S. federal backup withholding, currently at a 28% rate, generally will not apply to payments of dividends made by us or our paying agents, as such, to a Non-U.S. Holder if the holder has provided the required certification that the holder is not a U.S. person (usually satisfied by providing an IRS Form W-8BEN) or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not exempt from backup withholding tax.

Proceeds from the disposition of shares of common stock paid to or through the U.S. office of a broker generally will be subject to backup withholding and information reporting unless the Non-U.S. Holder certifies that it is not a U.S. person (usually on an IRS Form W-8BEN) or otherwise establishes an exemption. Payments of the proceeds from a disposition effected outside the United States by or through a non-U.S. broker generally will not be subject to information reporting or backup withholding. However, information reporting, but generally not backup withholding, will apply to such a payment if the broker has certain connections with the United States unless the broker has documentary evidence in its records that the beneficial owner is a Non-U.S. Holder and specified conditions are met or an exemption is otherwise established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder that result in an overpayment of taxes generally will be refunded, or credited against the holder’s U.S. federal income tax liability, if any, provided required information is timely furnished to the U.S. Internal Revenue Service.

Non-U.S. Holders should consult their own tax advisors regarding the application of information reporting and backup withholding in their particular circumstance and the availability of, and procedure for obtaining, an exemption from information reporting and backup withholding.

Underwriting

J.P. Morgan Securities Inc. is acting as sole book-running manager and sole lead manager for this offering. Subject to the terms and conditions set forth in an underwriting agreement, we and the selling stockholders have agreed to sell to each underwriter named below, and such underwriters have agreed to purchase, the number of shares of common stock set forth opposite their names below.

Underwriter	Number of shares
J.P. Morgan Securities Inc.
William Blair & Company, L.L.C.
BMO Capital Markets Corp.
Robert W. Baird & Co. Incorporated
Total

The underwriting agreement provides that the obligations of the underwriters to purchase our common stock included in this offering are subject to certain conditions precedent customary for offerings of this type. The underwriters are obligated to purchase all of the shares of common stock offered by this prospectus, other than those covered by the option described below, if they purchase any of these shares.

We and certain stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                     additional shares of common stock at the public offering price less the underwriting discount set forth on the cover page of this prospectus. The stockholders granting the overallotment option are set forth in a footnote to the table under the heading “Principal and selling stockholders.”  The underwriters may exercise that option solely for the purpose of covering over-allotments, if any, in connection with this offering.

The following table shows the per share and total underwriting discounts that we and the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Paid by Vision-Ease		Paid by selling stockholders
	No exercise	Full exercise	No exercise	Full exercise
Per share	$	$	$	$
Total	$	$	$	$

The representative of the underwriters have advised us that the underwriters propose initially to offer such shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to dealers at the public offering price less a concession not in excess of $            per share. The underwriters may allow, and such dealers may reallow, a concession of not more than $           per share to other dealers. After the public offering, the representative may change the offering price and the other selling terms.

We and all of our directors, director nominees, executive officers and holders of our outstanding common stock have agreed that, without the prior written consent of J.P. Morgan Securities Inc.,

on behalf of the underwriters, we and they will not, during the period ending 180 days (or up to approximately 30 days longer in certain circumstances) after the date of this prospectus:

•       offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

•       enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock,

whether any such transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

•       the sale of shares of our common stock to the underwriters in connection with this offering;

•       the granting by us of options to purchase shares of our common stock under existing employee stock plans;

•       the issuance by us of shares of our common stock upon the exercise of options granted under existing employee stock plans;

•       the issuance by us of shares of our common stock upon exercise of the warrants set forth in the table under the heading “Capitalization;”

•       transfers or other distributions by any person other than us of shares of our common stock or securities convertible into shares of our common stock to limited partners, stockholders or other affiliates of the transferor; or

•       transfers by any person other than us of shares of our common stock or securities convertible into shares of our common stock as a bona fide gift or gifts.

provided that in the case of each of the last three transactions above, each donee, distributee, transferee or recipient agrees to be subject to the restrictions described in the immediately preceding paragraph.

In addition, our directors, executive officers and stockholders have agreed that, without the prior written consent of J.P. Morgan Securities Inc., they will not, during the period ending 180 days after the date of this prospectus, make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for common stock.

Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day lock-up period we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day lock-up period, then the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

J.P. Morgan Securities Inc. may release any of the securities subject to these lock-up agreements at any time without notice. J.P. Morgan Securities Inc. has advised us that it will determine to waive or shorten the lock-ups on a case-by-case basis after considering such factors as the current equity market conditions, the performance of the price of our common stock since the offering and the likely impact of any waiver on the price of our common stock, and the requesting party’s reason for making the request. J.P. Morgan Securities Inc. has advised us that it has no present intent or arrangement to release any of the securities subject to these lock-up agreements.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that the underwriters may be required to make because of those liabilities.

The underwriters may engage in stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Rule 104 under the Securities Exchange Act in connection with this offering. Stabilizing transactions permit bids to purchase the common stock so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the common stock in the open market following completion of this offering to cover all or a portion of a syndicate short position created by the underwriters selling more shares of common stock in connection with this offering than they are committed to purchase from us and the selling stockholders. In addition, the underwriters may impose “penalty bids” under contractual arrangements between the underwriters and dealers participating in this offering whereby they may reclaim from a dealer participating in this offering the selling concession with respect to shares of common stock that are distributed in this offering but subsequently purchased for the account of the underwriters in the open market. Such stabilizing transactions, syndicate covering transactions and penalty bids may result in the maintenance of the price of the common stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if any are undertaken, they may be discontinued at any time.

We estimate that the total expenses of this offering will be approximately $                 , excluding the underwriting discounts.

In the ordinary course of the underwriters’ respective businesses, the underwriters and their affiliates have engaged and may engage in commercial, investment banking and other advisory transactions with us and our affiliates for which they have received and will receive customary fees and expenses.

We intend to apply to have our common stock listed on The Nasdaq Global Market under the symbol “VELS.”  The underwriters intend to sell shares to a minimum of 400 beneficial owners in lots of 100 or more so as to meet the distribution requirements of this listing.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between the representative of the underwriters, us and the selling stockholders. Among the factors that we and the representative will consider in determining the initial public offering price will be our future prospects and our industry in general, our sales, earnings and other financial and operating information in recent periods and the price-to-earnings ratio, market prices of securities and other financial and operating information of companies engaged in activities similar to ours.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically. The representative may agree to allocate a number of shares of our common stock to underwriters for sale to their online brokerage account holders. The representative will allocate shares of our common stock to underwriters that may make Internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on any of these websites and any other information contained on a website maintained by an underwriter or syndicate member is not part of this prospectus.

Validity of the common stock

The validity of the common stock offered hereby will be passed upon for us by Hunton & Williams LLP. The underwriters are represented by Winston & Strawn LLP.

Experts

The consolidated financial statements as of September 30, 2006 (Successor), December 31, 2005 (Successor) and 2004 (Successor), for the nine months ended September 30, 2006 (Successor), for the year ended December 31, 2005 (Successor), for the two months ended December 31, 2004 (Successor), and for the ten months ended October 31, 2004 (Predecessor) included in this prospectus and the related financial statement schedule for the nine months ended September 30, 2006 (Successor), for the year ended December 31, 2005 (Successor), two months ended December 31, 2004 (Successor) and ten months ended October 31, 2004 (Predecessor) included elsewhere in this registration statement, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements and schedule of the Optical Products Segment of BMC Industries, Inc. for the year ended December 31, 2003, appearing in this prospectus and Registration Statement have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Where you can find more information

Upon completion of this offering, we will be required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any documents filed by us at the SEC’s public reference room at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public through the SEC’s Internet website at http://www.sec.gov. After this offering, we expect to provide annual reports to our stockholders that include financial information reported on by our independent public accountants.

We have filed a registration statement on Form S-1 with the SEC. This prospectus is a part of the registration statement and does not contain all of the information in the registration statement. Whenever a reference is made in this prospectus to any of our contracts or other documents, please be aware that such reference is not necessarily complete and that you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC’s public reference room in Washington, D.C., as well as through the SEC’s Internet website.

Report of independent registered public accounting firm

To the Board of Directors of
Insight Equity A.P. X, LP
d/b/a Vision-Ease Lens and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Insight Equity A.P. X, LP (a Limited Partnership) d/b/a Vision-Ease Lens and Subsidiaries (the “Company” or “Successor”) as of September 30, 2006 (Successor), December 31, 2005 (Successor) and 2004 (Successor), and the related consolidated statements of operations, payable to parent / partners’ (deficit) capital and cash flows for the nine months ended September 30, 2006, (Successor), for the year ended December 31, 2005 (Successor), for the two months ended December 31, 2004 (Successor) and for the ten months ended October 31, 2004 (Predecessor). Our audits also included the financial statement schedule listed in Item 16 for the nine months ended September 30, 2006 (Successor), for the year ended December 31, 2005 (Successor), for the two months ended December 31, 2004 (Successor), and for the ten months ended October 31, 2004 (Predecessor). These financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2006 and December 31, 2005 and 2004, and the results of their operations and their cash flows for the nine months ended September 30, 2006, for the year ended December 31, 2005, for the two months ended December 31, 2004, and for the ten months ended October 31, 2004, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedule for the nine months ended September 30, 2006, for the year ended December 31, 2005, for the two months ended December 31, 2004, and for the ten months ended October 31, 2004, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ DELOITTE & TOUCHE LLP
Minneapolis, Minnesota
December 22, 2006

Report of independent registered public accounting firm

The Board of Directors
BMC Industries, Inc.

We have audited the statements of operations, cash flows and payable to parent of the Optical Products segment of BMC Industries, Inc. (Predecessor) for the year ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 2, the Optical Products segment of BMC Industries, Inc. has prepared its financial statements on the basis of specific expense allocation as determined by the Company’s Management.

Since the date of completion of our audit of the financial statements and initial issuance of our report thereon dated April 1, 2004, which report contained an explanatory paragraph regarding the Optical Products segment of BMC Industries, Inc.’s ability to continue as a going concern, the Optical Products segment of BMC Industries, Inc., as discussed in Note 1, has been acquired by Insight Equity AP. X, LP, d/b/a Vision-Ease Lens and Subsidiaries. Therefore, the conditions that raised substantial doubt about whether the Optical Products segment of BMC Industries, Inc. will continue as a going concern no longer exist.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of the Optical Products segment of BMC Industries, Inc. for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

April 1, 2004 (except Note 16, as to which
the date is October 12, 2006)

INSIGHT EQUITY A.P. X, LP (a limited partnership)
d/b/a Vision-Ease Lens and Subsidiaries
Consolidated balance sheets
(in thousands)

	September 30,	December 31,
	2006	2005	2004
Assets
Current assets:
Cash	$2,182	$912	$1,576
Accounts receivable, net of the allowances for doubtful accounts of $355, $520 and $536, respectively	8,735	11,314	9,951
Inventories	29,116	27,806	20,570
Other current assets	1,295	1,662	1,601
Total current assets	41,328	41,694	33,698
Noncurrent inventories	446	473	698
Property, plant and equipment—net	26,199	30,628	30,374
Identifiable intangible assets—net	1,529	1,389	1,210
Goodwill	—	—	1,835
Other assets	4,300	2,577	3,283
Total assets	$73,802	$76,761	$71,098
Liabilities and partners’ (deficit) capital
Current liabilities:
Accounts payable	$6,517	$5,088	$3,741
Accrued and other current liabilities	6,861	6,231	7,866
Revolving credit agreement	11,096	19,654	11,273
Current portion of long-term debt and capital lease obligations	2,101	1,981	1,789
Total current liabilities	26,575	32,954	24,669
Long-term debt and capital lease obligations	12,228	13,259	10,587
Fair value of warrant put option	2,804	2,011	—
Subordinated debt	31,500	31,500	18,128
Other noncurrent liabilities	1,243	932	2,314
Commitments and contingencies (note 10)
Partners’ (deficit) capital	(548)	(3,895)	15,400
Total liabilities and partners’ (deficit) capital	$73,802	$76,761	$71,098

The accompanying notes are an integral part of these consolidated financial statements.

INSIGHT EQUITY A.P. X, LP (a limited partnership)
d/b/a Vision-Ease Lens and Subsidiaries
Consolidated statements of operations
(in thousands)

				Successor		Predecessor
	For the nine months ended September 30,		For the year ended December 31,	For the two months ended December 31,	For the ten months ended October 31,	For the year ended December 31,
	2006	2005	2005	2004	2004	2003
		(unaudited)
Revenues	$80,735	$74,351	$95,754	$13,341	$72,955	$102,696
Cost of products sold	49,790	49,541	65,011	9,330	60,216	85,484
Gross margin	30,945	24,810	30,743	4,011	12,739	17,212
Operating expenses:
Research and development	1,849	1,171	1,664	344	2,017	2,806
Selling and marketing	12,266	11,057	14,204	1,963	11,347	14,641
General and administrative	6,846	6,530	8,608	902	10,944	7,567
Other expense (income)	155	(71)	123	24	(675)	(90)
Impairment of long-lived assets	—	—	—	—	5,844	2,592
Total operating expenses	21,116	18,687	24,599	3,233	29,477	27,516
Income (loss) from operations	9,829	6,123	6,144	778	(16,738)	(10,304)
Interest expense	5,073	3,824	5,354	922	—	22
Loss related to refinancing	—	—	1,579	—	—	—
Increase in fair value of warrant put option	793	1,041	2,011	—	—	—
Income (loss) before income taxes and loss on discontinued operations	3,963	1,258	(2,800)	(144)	(16,738)	(10,326)
Income tax expense (benefit)	508	554	1,162	106	(1,710)	(52)
Income (loss) before loss on discontinued operations	3,455	704	(3,962)	(250)	(15,028)	(10,274)
Loss on discontinued operations	—	—	—	—	—	4,175
Net income (loss)	$3,455	$704	$(3,962)	$(250)	$(15,028)	$(14,449)

The accompanying notes are an integral part of these consolidated financial statements.

INSIGHT EQUITY A.P. X, LP (a limited partnership)
d/b/a Vision-Ease Lens and Subsidiaries
Consolidated statements of cash flows
(in thousands)

				Successor		Predecessor
	For the nine months ended September 30,		For the year ended December 31,	For the two months ended December 31,	For the ten months ended October 31,	For the year ended December 31,
	2006	2005	2005	2004	2004	2003
		(unaudited)
Operating activities:
Net income (loss)	$3,455	$704	$(3,962)	$(250)	$(15,028)	$(14,449)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	6,491	5,728	8,491	1,159	7,054	8,689
Loss (gain) on disposition of property, plant and equipment	—	—	473	—	(677)	21
Loss on discontinued operations	—	—	—	—	—	4,175
Impairment of long-lived assets	—	—	—	—	5,844	2,592
Noncash interest expense	26	297	217	222	—	—
Increase in fair value of warrant put option	793	1,041	2,011	—	—	—
Deferred income taxes	(156)	408	827	60	(1,924)	—
Changes in assets and liabilities:
Accounts receivable	2,680	(527)	(1,338)	1,651	2,138	(1,132)
Inventories	(1,217)	(5,880)	(7,097)	(152)	5,006	8,050
Other assets	406	469	(150)	513	(643)	1,839
Accounts payable	1,389	1,302	583	1,758	(2,836)	(1,082)
Accrued and other liabilities	(16)	(2,145)	(2,884)	(261)	5,836	(1,149)
Net cash provided by (used in) operating activities	13,851	1,397	(2,829)	4,700	4,770	7,554
Investing activities:
Acquisition of Vision-Ease Lens—net of cash acquired	—	(264)	(298)	(58,558)	—	—
Return on purchase price	1,200	—	2,301	—	—	—
Sale of property, plant and equipment and identifiable intangible assets	—	—	—	—	3,384	2,003
Purchase of property, plant and equipment	(2,490)	(3,371)	(5,494)	(590)	(1,527)	(5,228)
Purchase of identifiable intangible assets	(363)	(300)	(401)	—	(37)	(300)
Purchase of minority interest	—	—	—	—	(1,300)	—
Net cash (used in) provided by investing activities	(1,653)	(3,935)	(3,892)	(59,148)	520	(3,525)

The accompanying notes are an integral part of these consolidated financial statements.

INSIGHT EQUITY A.P. X, LP (a limited partnership)
d/b/a Vision-Ease Lens and Subsidiaries
Consolidated statements of cash flows (continued)
(in thousands)

				Successor		Predecessor
		For the nine months ended September 30,	For the year ended December 31,	For the two months ended December 31,	For the ten months ended October 31,	For the year ended December 31,
	2006	2005	2005	2004	2004	2003
		(unaudited)
Financing activities:
(Payment of) proceeds from borrowings under revolving credit agreement, net	$(8,557)	$3,776	$8,381	$11,273	$—	$—
Proceeds from issuance of long-term debt	449	—	13,725	12,526	—	—
Payment of long-term debt and capital lease obligations	(1,527)	(1,497)	(12,589)	(149)	—	—
Proceeds from subordinated debt	—	—	31,500	18,000	—	—
Payments to retire subordinated debt	—	—	(18,674)	—	—	—
Payment of debt issuance costs	(275)	(17)	(1,113)	(1,192)	—	—
Payment-in-kind and preferred return of partnership interests	—	(50)	(2,638)	—	—	—
Payments to partners for 2005/06 taxes	(414)	—	(12,400)	15,500	—	—
Intercompany payments	—	—	—	—	(4,409)	(3,569)
Cash payments related to IPO costs	(781)	—	—	—	—	—
Other	—	—	—	—	—	(66)
Net cash (used in) provided by financing activities	(11,105)	2,212	6,192	55,958	(4,409)	(3,635)
Effect of foreign currency rate changes on cash	177	(249)	(135)	66	(1)	—
Net increase (decrease) in cash	1,270	(575)	(664)	1,576	880	394
CASH—Beginning of period	912	1,576	1,576	—	906	512
CASH—End of period	$2,182	$1,001	$912	$1,576	$1,786	$906
Supplemental cash flow information:
Cash paid for interest	$4,184	$4,237	$5,581	$125	$—	$22
Cash paid for taxes	$594	$178	$257	$—	$394	$—
(Decrease) increase in interest expense related to change in fair value of interest rate swap	$(26)	$(287)	$(329)	$94	$—	$—
Interest expense added to debt balance	$—	$584	$546	$128	$—	$—
Purchase of property, plant and equipment included in accounts payable	$302	$495	$775	$—	$31	$—
Identifiable intangible asset costs included in accounts payable	$—	$—	$—	$52	$28	$—
Acquisition related costs included in accounts payable	$—	$—	$—	$15	$—	$—
Preferred return of partners’ capital declared in 2004 and paid in 2005	$—	$—	$—	$50	$—	$—
Non cash IPO cost	$819	$—	$—	$—	$—	$—
Assets acquired under capital leases	$167	$1,380	$1,746	$—	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

INSIGHT EQUITY A.P. X, LP (a limited partnership)
d/b/a Vision-Ease Lens and Subsidiaries
Consolidated statements of payable to parent / partners’ (deficit) capital
(in thousands)

Payable to parent
Balance, January 1, 2003 (Predecessor)	$94,566
Comprehensive loss:
Net loss	(14,449)
Minimum pension liability	(270)
Foreign currency translation adjustment	(127)
Total	(14,846)
Intercompany payments	(3,569)
Balance, December 31, 2003 (Predecessor)	76,151
Comprehensive loss:
Net loss	(15,028)
Pension gain	114
Foreign currency translation adjustment	35
Total	(14,879)
Intercompany payments	(4,409)
Balance, October 31, 2004 (Predecessor)	$56,863

`

The accompanying notes are an integral part of these consolidated financial statements.

INSIGHT EQUITY A.P. X, LP (a limited partnership)
d/b/a Vision-Ease Lens and Subsidiaries
Consolidated statements of payable to parent / partners’ (deficit) capital
(continued)
(in thousands)

General Partner	Rosewood Vision Corporation	Insight Equity Vision Partnership, LP

		Class A-1 capital	Class A-2 (Tranche 1) capital	Class B capital	Total capital	Class A-2 (Tranche 2) capital	Class B capital	Total capital	Total
Issuance of partnership interests (successor)	$—	$3,000	$8,432	$68	$11,500	$3,968	$32	$4,000	$15,500
Comprehensive loss:
Net loss	—	(250)	—	—	(250)	—	—	—	(250)
Other comprehensive income	—	200	—	—	200	—	—	—	200
Total	—	(50)	—	—	(50)	—	—	—	(50)
Preferred return on partners’ capital	—	(50)	—	—	(50)	—	—	—	(50)
Balance, December 31, 2004 (successor)	—	2,900	8,432	68	11,400	3,968	32	4,000	15,400
Comprehensive loss:
Net loss	(863)	(2,999)	—	(68)	(3,067)	—	(32)	(32)	(3,962)
Other comprehensive loss	(345)	—	—	—	—	—	—	—	(345)
Total	(1,208)	(2,999)	—	(68)	(3,067)	—	(32)	(32)	(4,307)
Payment-in-kind earned	(2,337)	350	1,555	—	1,905	432	—	432	—
Payment-in-kind return of partners’ capital	—	(325)	(1,555)	—	(1,880)	(432)	—	(432)	(2,312)
Return of partners’ capital upon retirement	—	—	(8,432)	—	(8,432)	(3,968)	—	(3,968)	(12,400)
Preferred return on partners’ capital	(350)	74	—	—	74	—	—	—	(276)
Balance, December 31, 2005 (successor)	(3,895)	—	—	—	—	—	—	—	(3,895)
Comprehensive income:
Net income	3,455	—	—	—	—	—	—	—	3,455
Other comprehensive income	306	—	—	—	—	—	—	—	306
Total	3,761	—	—	—	—	—	—	—	3,761
Payments to partners for 2005/2006 taxes	(414)	—	—	—	—	—	—	—	(414)
Balance, September 30, 2006 (successor)	$(548)	$—	$—	$—	$—	$—	$—	$—	$(548)

The accompanying notes are an integral part of these consolidated financial statements.

INSIGHT EQUITY A.P. X, LP (a limited partnership)
d/b/a Vision-Ease Lens and Subsidiaries
Notes to consolidated financial statements
(in thousands)

1.                   Nature of organization

Insight Equity A.P. X, LP, d/b/a Vision-Ease Lens and its related subsidiaries, is a Texas limited partnership (the “Company” or “Successor”) formed on October 1, 2004 by Insight Equity A.P. X Company, LLC (“General Partner”), Rosewood Vision Corporation (“Limited Partner” or “Rosewood”), and Insight Equity Vision Partners, LP (“Limited Partner”) (collectively, the “Partners”) in contemplation of the purchase of the U.S. assets and assumption of certain of the U.S. liabilities of Vision-Ease Lens and the shares of its foreign subsidiaries in a bankruptcy-court supervised auction sale process for a total purchase price of $59,979 funded by: (i) $18,000 subordinated note and warrants; (ii) $12,526 term loan; (iii) $15,145 borrowed under a revolving credit agreement, and (iv) $15,500 in capital contributions from the Partners (the “Asset Purchase”). Prior to the consummation of the Asset Purchase in November 2004, Vision-Ease Lens (“Predecessor”) operated as a wholly-owned subsidiary of BMC Industries, Inc. (“BMC”). Due to a variety of factors, BMC on behalf of itself and its subsidiaries filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code in June 2004.

The acquisition was accounted for using the purchase method of accounting. The following is a summary of the preliminary purchase price allocation as of December 31, 2004:

Cash	$1,488
Accounts receivable	11,529
Inventories	21,082
Other current assets	1,225
Property, plant and equipment	30,874
Patents and other long-term assets	3,845
Goodwill	1,835
Accounts payable	(1,571)
Accrued expenses and other liabilities	(10,328)
$59,979

During 2005, the Company incurred $283 of additional expenses related to the acquisition and received a preliminary purchase price adjustment of $2,301,  due to the actual net working capital, as defined at the acquisition, differing significantly from the targeted working capital amount in the purchase agreement, which has been recorded as a reduction of goodwill of $2,118 and property, plant and equipment of $183. In 2006, the purchase price was finalized. During the first nine months of 2006, the Company received a purchase price adjustment of $1,200. The Company received another $300 in November 2006 and is scheduled to receive an additional purchase price adjustment of $622 in 2007. All purchase price adjustments received in 2006 and 2007 were or will be recorded as reductions to property, plant and equipment when the cash is received. As discussed in Note 9, the Company is required to use all the proceeds received in connection with the final purchase price adjustment, to reduce the Revolving Credit Agreement borrowings.

Description of business—The Company designs, manufactures, and distributes polycarbonate, plastic, and glass optical lenses. It has manufacturing operations and distribution centers in Ramsey, Minnesota, and Jakarta, Indonesia. It also has distribution centers in Ontario, Canada and Essex, UK. Polycarbonate lenses are lighter, thinner, and flatter than lenses made of other materials and provide inherent ultraviolet filtering and impact-resistant characteristics. With global manufacturing capabilities, the Company uses patented manufacturing technologies to design and produce high-end, specialty polycarbonate lenses such as polarized sunglass lenses, polarized sunglass lenses containing melanin, and polycarbonate photochromic lenses. The Company sells optical lenses to retail eyewear chains, wholesale laboratories, mass merchants and independent eye doctors throughout the world. Additionally, the Company manufactures lenses for several other optical lens manufacturers.

Consolidation—The consolidated financial statements of the Company include the subsidiaries of Vision-Ease Canada Limited, P.T. (“Vision-Ease Canada”), P.T. Vision-Ease Asia, and Vision-Ease Lens Europe Limited (“Vision-Ease Europe”) and its subsidiary Vision-Ease Limited. All intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Presentation—The consolidated financial statements as of September 30, 2006 and December 31, 2005 and 2004 and for the nine months ended September 30, 2006 and 2005 (unaudited), the year ended December 31, 2005 and the two months ended December 31, 2004 are the financial statements of the Successor subsequent to the Asset Purchase. The Successor had no operations prior to the Asset Purchase. The consolidated financial statements for the ten months ended October 31, 2004 and for the year ended December 31, 2003 are the financial statements of the Predecessor. See also Note 2. Both the Predecessor and Successor utilized the same accounting policies.

2.                   Predecessor basis of presentation

Certain expense allocations have been made to the Predecessor financial statements so that these statements reflect substantially all its costs of doing business, as follows:

Payable to parent—The payable to Parent represents amounts invested by the Parent to finance the operations of the Predecessor, net of repayments. The payable to Parent is non-interest bearing and does not contain any required repayment provisions.

General and administrative expenses—General and administrative expenses of $2,017 and $5,990 for the ten months ended October 31, 2004 and the year ended December 31, 2003, respectively, incurred principally by the corporate office of BMC, are reflected in the results of operations of the Predecessor. The Predecessor’s 2003 administrative expenses exclude $6,860 of costs specifically related to the restructuring activities of BMC. There were no restructuring costs to exclude in 2004.

Income tax benefit—An income tax benefit is included in the Predecessor’s financial statements as a result of its being a part of the consolidated U.S. federal income tax return and state income tax return of BMC. For purposes of these financial statements, income tax expense or benefit has been prepared for the Predecessor on a stand-alone basis pertaining to domestic federal and state income taxes. In addition, the Predecessor was a taxpayer in foreign jurisdictions. Valuation allowances are established when it is more likely than not that such amounts will not be realized.

Interest expense—BMC had consolidated debt of $129,228 and $133,280 at December 31, 2003 and October 31, 2004, respectively, none of which is included in the Predecessor’s financial statements. Virtually all of the BMC debt was pursuant to its domestic bank credit agreement (the “BMC Agreement”), which terminated on May 14, 2004. The majority of the assets of the Predecessor were included as part of the secured pledge related to the BMC Agreement. There has been no allocation of interest expense related to BMC debt in the Predecessor financial statements.

Benefit plan expense—The Predecessor had one defined benefit plan related to a closed facility in Ft. Lauderdale, Florida, and one defined benefit plan related to its operations in Jakarta, Indonesia, of which the expenses and liabilities are included in the Predecessor financial statements. BMC had additional defined benefit plan arrangements that do not relate to the optical products segment and are, therefore, not included within the Predecessor financial statements.

The Predecessor employees participated in the savings and profit sharing plans sponsored by BMC. Expenses associated with these savings and profit sharing plans have been allocated to the various BMC segments based on the segment in which the employees perform services. The allocation of the expenses prior to the plan being discontinued in 2003, included within the Predecessor financial statements is $408 for the year ended December 31, 2003.

3.                   Summary of significant accounting policies

Revenue recognition—The Company complies with the provisions of Staff Accounting Bulletin (“SAB”) No. 101, Revenue Recognition in Financial Statements, as amended by SAB No. 104, and recognizes revenue when all four of the following criteria are met: (i) persuasive evidence that an arrangement exists; (ii) delivery of the products and/or services has occurred; (iii) the selling price is both fixed and determinable; and (iv) collectability is reasonably assured. The Company’s revenue is primarily derived from spectacle lens sales to its global customers.

Outbound freight billed to customers is included in revenue, and shipping and handling costs are included in cost of products sold. All shipments are F.O.B. shipping point. Title to the Company’s products passes when the products are shipped, at which time, either the customer or the shipping company is liable for risk of loss for product damaged in transit.

In accordance with Statement of Financial Accounting Standard (“SFAS”) No. 48, Revenue Recognition When the Right of Return Exists, the Company has not recognized revenue for sales with deferred payment terms that can be satisfied through the return of product.

The Company offers trade allowances including rebates for achievement of certain volume levels, eye care professional incentives and loyalty programs and other incentives in the normal course of business. In addition, the Company participates in cooperative advertising programs with its customers reimbursing customers, up to a certain level for the cost of their advertising. Provisions for these allowances are recorded as a reduction in the related revenue based on estimates and historical experience. Actual results in any future period are inherently uncertain and thus may differ from our estimates. If actual results differ from provisions, the Company would need to increase or reduce our revenues at the time of such determination.

Provisions for uncollectible trade receivables and product returns—The Company establishes a reserve and records a provision for accounts doubtful of collection based on historical loss levels as well as providing additional, specific reserves when warranted by facts and circumstances. The Company has several large customers that could, if circumstances warrant, create the need for additional, specific reserves. The provision and reserve for product returns is provided on a specific basis, considering current facts and circumstances.

Returns provisions have been adjusted during the course of a fiscal year depending on actual results to date and anticipated returns. Experience has shown a relationship between gross sales and sales returns in the subsequent period, as well as a consistent pattern of returns due to the seasonal nature of our business. In addition, as necessary, specific accruals may be established for known or anticipated events that the Company has considered, and will continue to consider, including, but not limited to, the solvency of the Company’s customers, store closings by retailers, changes in the retail environment and the Company’s decision to recall products.

Actual returns in any future period are inherently uncertain and thus may differ from our estimates. If actual returns differ from  provisions, the Company would need to increase or reduce its revenues at the time of such determination.

Inventories—Raw materials, which primarily consist of resin, film, coatings, and packaging, are valued at actual cost. These costs are absorbed into production when consumed based on a first-in, first out (“FIFO”) inventory methodology. In general, raw material contracts are negotiated annually with a fixed price for the year.

Finished goods inventories are stated at the lower of cost to purchase and/or manufacture the inventory, using the FIFO method, or the current net realizable value of the inventory. Actual cost includes the invoice price plus freight for purchased product, and raw material, labor, and variable and fixed overhead for manufactured product.

Noncurrent inventories represent raw materials and finished goods inventories that are not expected to be sold within twelve months.

The Company makes ongoing estimates relating to the net realizable value of inventories, based on its assumptions about future demand and market conditions. The Company records inventory write downs as reductions in inventories and an increase in cost of products sold, which represents the difference between the cost of the inventory and its estimated market value, based on various product sales projections. This reduction is calculated based on historical trends and requirements to support forecasted sales. In addition and as necessary, the Company may record specific reductions for future known or anticipated events.

Property, plant and equipment—The carrying value of property, plant and equipment acquired subsequent to the acquisition is recorded at cost. Additions, improvements, or major renewals are capitalized, while expenditures that do not enhance or extend the asset’s useful life are charged to operating expense as incurred. Depreciation is provided on the straight-line method over estimated useful lives. Building and improvements are depreciated over a period of twenty to thirty-nine years. Machinery and equipment is depreciated over a period of five to eight years. Tooling, furniture, fixtures, and computer equipment is depreciated over a period of two to three years. Depreciation expense for the nine months ended September 30, 2006, and 2005 (unaudited) for the year ended December 31, 2005, for the two months ended December 31, 2004, for the ten months ended October 31, 2004 and for the year ended December 31, 2003 was $6,025, $5,337, $7,111, $1,085, $6,960 and $7,704, respectively.

Fair value of financial instruments—The Company’s financial instruments are cash, accounts receivable, accounts payable, borrowings on the revolving credit facility, and long-term debt. The recorded amounts of cash, accounts receivable, accounts payable, and borrowings on the revolving credit facility approximate fair value based on their short term nature. The recorded value of long-term debt approximates fair market value, as the Company’s interest rates are variable and approximate market rates.

Interest rate swaps—Interest rate swaps are used principally in the management of the Company’s interest rate exposures and are recorded on the balance sheet at fair value. If the swap is designated as a cash flow hedge, the effective portions of changes in the fair value of the swap are recorded in other comprehensive income. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. If the swap is not designated as a cash flow hedge, the changes in the fair value of the swap are recorded in interest expense.

Goodwill—Goodwill is not amortized; however, the Company evaluates goodwill for impairment at least annually and whenever changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Based on the Company’s assessments in December 2004, no impairment of goodwill had occurred. The purchase price adjustment recorded in December 2005 eliminated goodwill.

Identifiable intangible assets—Identifiable intangible assets consist of patents and trademarks, which are amortized over their estimated useful lives of seven years. Patents are reviewed for impairment whenever events or changes in the circumstances indicate that the carrying value of an asset may not be recoverable.

Foreign currency translation—The financial statements of subsidiaries located outside of the United States are measured using the local currency as the functional currency, except for Vision-Ease Asia ,which uses the U.S. dollar as their functional currency. Assets and liabilities of these subsidiaries are translated at the rates of exchange at the balance sheet date. The resultant translation adjustments are included in other comprehensive income (loss), which has been allocated to the partners. The balance in accumulated other comprehensive income (loss), which was all related to foreign currency translation adjustments, was $161, $(145) and $200 at September 30, 2006 and at December 31, 2005 and 2004, respectively. Income and expense items are translated at average monthly rates of exchange.

Impairment of Long-Lived Assets—The Company evaluates long-lived assets for impairment when management plans to dispose of assets or when events and circumstances indicate a possible impairment. To evaluate for impairment, the Company compares estimated future cash flows on an undiscounted basis to the carrying value of the asset. If the undiscounted cash flows do not exceed the carrying value, then an impairment loss is recorded based on the fair value of the asset, typically measured using a discounted cash flow model.

Research and development—Expenses related to the Company’s design services and manufacturing processes are included in research and development costs instead of cost of products sold as the Company retains ownership of the intellectual property arising from the work. The Company expenses all research and development costs as incurred, except legal fees associated with obtaining and maintaining patents. Research and development expense for the nine months ended September 30, 2006 and 2005 (unaudited), for the year ended December 31, 2005, for the two months ended December 31, 2004, for the ten months ended October 31, 2004 and for the year ended December 31, 2003 was $1,849, $1,171, $1,664, $344, $2,017 and $2,806, respectively.

Warrants—The Company has recorded the estimated fair value of the warrant put option as a liability based on an independent appraisal of the Company as a going concern assuming continuation of the current operations. The estimate of fair value was established using a combination of a discounted cash flow method and a market approach.

Income taxes—The Company’s U.S. operating entity has been structured as a limited partnership. As such, the Company’s U.S. taxable income (loss) passes through to the income tax returns of the Company’s partners. The Company’s provision for foreign income taxes is recognized at applicable international tax rates. Deferred income taxes are determined based on differences between financial reporting and tax bases of the assets and liabilities of the Company’s foreign entities and are measured using the enacted rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets are also established for the future tax benefits of foreign loss and credit carryovers. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when it is more likely than not that such amounts will not be realized.

Deferred income tax assets and liabilities are computed for differences between the financial statements and income tax bases of assets and liabilities. Such deferred income tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to reverse. A valuation allowance is established, when necessary, to reduce deferred income tax assets to the amount expected to be realized. As of September 30, 2006, the Company has determined that future earnings, more likely than not, are expected to be sufficient for the realization of its deferred tax assets.

Use of estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications—Certain reclassifications totalling $240 and $391 have been made to the 2005 and 2004 consolidated balance sheets, respectively, to comply with the 2006 presentation. The reclassifications had no impact on net income (loss) or partners (deficit) capital as previously reported.

New accounting pronouncements—In November 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 151, Inventory Costs—an amendment of ARB No. 43, Chapter 4. SFAS No. 151 amends the guidance in Accounting Research Bulletin No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other things, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current period charges regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. Additionally, SFAS No. 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005 and is required to be adopted by the Company on January 1, 2006. The Company is currently evaluating the effect that the adoption of SFAS No. 151 will have on its consolidated results of operations and financial condition, but does not expect SFAS No. 151 to have a material impact.

In December 2004, the FASB issued SFAS No. 123R, Share-Based Payments, which revised SFAS No. 123 and supersedes APB No. 25 Accounting for Stock Issued to Employees. SFAS No. 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments (including grants of employee stock options) based on the grant date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award, or the requisite service period (usually the vesting period). The provisions of SFAS No. 123R are effective for the Company commencing the first quarter of 2006 and had no impact on the Company’s results of operations and financial position at the adoption date.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections—a replacement of APB opinion No. 20 and FASB Statement No. 3. SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle and requires retrospective application to prior period financial statements of changes in accounting principle. This statement also required that a change in depreciation, amortization, or depletion method for long-lived nonfinancial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, and is required to be adopted by the Company on January 1, 2006.

In July 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that the Company recognizes in its financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. The provisions of FIN 48 are effective as of the beginning of the 2007 calendar year, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company has not yet determined the impact that the adoption of FIN 48 will have on its future results of operations and financial position.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This statement clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company has not determined the impact, if any, the adoption of this statement will have on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R). SFAS No. 158 requires the recognition of the funded status of a defined benefit plan in the statement of financial position, requires that changes in the funded status be recognized through comprehensive income, changes the measurement date for defined benefit plan assets and obligations to the entity’s fiscal year end and expands disclosures. The recognitions and disclosures under SFAS No. 158 are required as of the end of the fiscal year ending after December 15, 2006, while the new measurement date is effective for fiscal years ending after December 15, 2008. The Company is in the process of evaluating the impact of SFAS No. 158 on its consolidated financial statements.

4.          Inventories

The following is a summary of inventories as of September 30, 2006 and December 31, 2005 and 2004:

	September 30,	December 31,	December 31,
	2006	2005	2004
Raw materials	$5,722	$5,301	$4,794
Work in process	1,615	1,858	681
Finished goods	22,225	21,120	15,793
Total inventories	29,562	28,279	21,268
Noncurrent inventories	(446)	(473)	(698)
Total current inventories	$29,116	$27,806	$20,570

5.          Property, plant and equipment

The following is a summary of property, plant and equipment as of September 30, 2006 and December 31, 2005 and 2004:

	September 30,	December 31,	December 31,
	2006	2005	2004
Land and improvements	$2,154	$2,154	$2,154
Buildings and improvements	6,358	6,317	6,270
Machinery and equipment	21,340	20,004	14,504
Tooling	5,467	3,656	2,055
Furniture, fixtures, and computer equipment	3,647	6,012	6,068
Construction-in-progress	—	—	408
	38,966	38,143	31,459
Accumulated depreciation and amortization	(12,767)	(7,515)	(1,085)
Total property, plant and equipment—net	$26,199	$30,628	$30,374

6.          Identifiable intangible assets

Useful lives for identifiable intangible assets are estimated at the time of acquisition based on the periods of time from which the Company expects to derive benefits from the identifiable intangible assets. Identifiable intangible assets have a weighted-average useful life of five years as of September 30, 2006. Identifiable intangible assets are amortized on a straight-line basis, which reflects the pattern in which the asset is consumed.

The following is a summary of intangible assets at September 30, 2006 and December 31, 2005 and 2004:

	September 30,	December 31,	December 31,
	2006	2005	2004
Patents and trademarks	$1,967	$1,604	$1,232
Accumulated amortization	(438)	(215)	(22)
Total intangible assets—net	$1,529	$1,389	$1,210

Amortization expense for the nine months ended September 30, 2006 and 2005 (unaudited), for the year ended December 31, 2005, for the two months ended December 31, 2004, for the ten months ended October 31, 2004 and for the year ended December 31, 2003 was $223, $144, $193, $22, $94 and $985, respectively. Expected annual amortization expense for the Company’s intangible assets recorded as of December 31, 2005, is as follows:

Years ending December 31
2006	$273
2007	267
2008	255
2009	201
2010	201
Thereafter	192
$1,389

7.          Other assets

Other assets consist primarily of amounts related to deferred income taxes, debt issuance costs and IPO costs. Costs incurred to obtain financing are capitalized as debt issuance costs and amortized using the effective interest method over the life of the related debt. Amortization expense on the Company’s debt issuance costs for the nine months ended September 30, 2006 and 2005 (unaudited), for the year ended December 31, 2005, and for the two months ended December 31, 2004, was $243, $247, $1,187, and $52, respectively. The completion of a debt-refinancing package in December 2005 resulted in an $859 finance amortization charge (included in loss related to refinancing within the consolidated statement of operations), which is included in the amortization expense noted above, related to capitalized finance fees from the previous debt agreement.

The Company incurred $1,600 of costs during the nine months ended September 30, 2006 in connection with the preparation of its Registration Statement on Form S-1. If the Company completes the planned offering of its equity, the costs will be recorded as a reduction of offering proceeds. If the planned offering is not completed, the costs will be expensed.

The following is a summary of other assets at September 30, 2006 and December 31, 2005 and 2004:

	September 30,	December 31,	December 31,
	2006	2005	2004
Deferred tax assets	$1,381	$1,225	$2,052
Debt issuance costs—net	1,097	1,065	1,140
IPO costs	1,600	—	—
Other	222	287	91
Total other assets	$4,300	$2,577	$3,283

8.          Accrued and other current liabilities

Accrued and other current liabilities at September 30, 2006 and December 31, 2005 and 2004, consisted of the following:

	September 30,	December 31,	December 31,
	2006	2005	2004
Accrued compensation	$2,979	$2,163	$597
Film purchase commitment	—	1,018	2,005
Customer deposit	—	—	1,686
Legal and professional fees	1,028	103	5
Interest	1,113	493	518
Accrued and other current liabilities	1,741	2,454	3,055
Total accrued and other current liabilities	$6,861	$6,231	$7,866

9.                 Financing

The outstanding balances related to the Company’s financing arrangements at September 30, 2006 and December 31, 2005 and 2004, consisted of the following:

	September 30,	December 31,	December 31,
	2006	2005	2004
Revolving credit agreement	$11,096	$19,654	$11,273
Term loan	$12,475	$13,725	$12,376
Capital lease obligations	1,296	1,515	—
Other long-term debt	558	—	—
Current portion of long-term debt and capital lease obligations	(2,101)	(1,981)	(1,789)
Total long-term debt and capital lease obligations	$12,228	$13,259	$10,587
Subordinated debt	$31,500	$31,500	$18,128

Revolving credit, term loan, and security agreement—On October 31, 2004, the Company entered into a Revolving Credit, Term Loan and Security Agreement (the “Agreement”). On December 2, 2005, the existing agreement was terminated and the Company entered into a new

Revolving Credit, Term Loan, and Security Agreement (the “New Agreement”). The Revolving Credit portion of the New Agreement (the “Revolving Credit Agreement”) allows the Company to borrow the lesser of $25 million or the Company’s borrowing base, which is determined based on specific percentages of certain accounts receivable and inventory less outstanding letters of credit and a reserve amount, if any, as determined by the financial institution. Revolving Credit Agreement borrowings are due the earlier of December 1, 2008, or when an event occurs requiring a mandatory prepayment as defined in the agreement. The Company is also required to apply all proceeds received in connection with the resolution of the purchase price adjustment (see Note 1), if any, to reduce outstanding Revolving Credit Agreement borrowings. The Revolving Credit Agreement borrowings have a variable interest rate equal to the greater of the base commercial lending rate of the financial institution or the Federal Funds Open Rate plus 0.50% on Domestic Rate Loans and the Eurodollar Rate plus 2.50% for Eurodollar Loans. At September 30, 2006, the Company had outstanding borrowings of $11,096 at an average interest rate of 7.82% and unused borrowing capacity of $13,904 under the Revolving Credit Agreement. At December 31, 2005, the Company had outstanding borrowings of $19,654 at an average interest rate of 6.92% and unused borrowing capacity of $5,346 under the Revolving Credit Agreement. At December 31, 2004, the Company had outstanding borrowings of $11,273 at an average interest rate of 5.25%.

On December 2, 2005, the Company terminated the Term Loan portion of this Agreement at which time the remaining balance of $10,587 was paid in full. The Term Loan portion of the New Agreement (the “Term Loan”) increased the amount the Company was allowed to borrow to $13,725. The Company is required to make monthly principal payments of $139 plus interest from January 1, 2006 to November 1, 2008, with the remaining principal due on December 1, 2008. Prepayment of the Term Loan is due if an event occurs requiring a mandatory prepayment as defined in the agreement. The Term Loan variable interest rate is the base commercial lending rate of the financial institution plus 0.25% on Domestic Rate Loans or the Eurodollar Rate plus 3.50% for Eurodollar Loans. At September 30, 2006, the Company had outstanding borrowings of $12,475 of average interest rate of 8.82%. At December 31, 2005 and 2004, the Company had outstanding borrowings of $13,725 and $12,376 at average interest rates of 7.92% and 5.75%, respectively.

The Company is required to make mandatory prepayments of the Revolving Credit and Term Loan borrowings equal to the proceeds received by the Company from the sale of any securities and the sale or disposal of collateral not in the ordinary course of business. The Company is also required to make annual mandatory prepayments equal to 50% of Excess Cash Flow based on operations for the years ending after December 31, 2005. Excess Cash Flow equals net income (loss) plus interest and income taxes expensed but not paid plus depreciation and amortization expense less principal payments of debt less capital expenditures not financed. The Excess Cash Flow mandatory prepayments will be applied first to the Term Loan monthly payments, and then to the Revolving Credit Agreement borrowings.

All of the Company’s assets are pledged as collateral and the Limited Partners have pledged their interest in the Company as security for the payment of the Revolving Credit Agreement and Term Loan borrowings.

At September 30, 2006 and December 31, 2005 and 2004, the Company had no outstanding letters of credit.

Interest rate swap—At September 30, 2006 and December 31, 2005 and 2004, the Company had an interest rate swap agreement with a notional value of $14,000, which expires on October 31, 2007. The swap is not designated as a cash flow hedge; therefore, the changes in the fair value of the swap are recorded in interest expense. The Company’s interest rate is 3.8% offset by three month LIBOR, which resulted in a current fair value as of September 30, 2006 and December 31, 2005 and 2004 of $209 (included in other assets), $235 (included in other assets) and ($94) (included in other noncurrent liabilities), respectively.

Subordinated debt—On December 2, 2005, the Company entered into a Loan Agreement with a single lender. In connection with this agreement, the Company received $31,500 in exchange for the issuance of subordinated notes in the principal amount of $31,500. The subordinated debt interest charges will be computed on the actual principal amount of advances outstanding at a rate per annum equal to the sum of the greater of (a) the Euro rate or (b) 3.50%, plus 6.50%. The Subordinated notes are due in full on December 1, 2011. The notes require a mandatory prepayment if there is a change in control or, at the lender’s request, upon an initial public offering of equity securities. If the lenders opt not to require a mandatory prepayment following an initial public offering of equity securities and the Company elects to prepay the subordinated notes, the Company will incur a prepayment penalty equal to 1% of the principal amount repaid if such repayment occurs prior to December 2, 2007. At September 30, 2006 and December 31, 2005, the Company had outstanding borrowings of $31,500 under the subordinated debt Loan Agreement.

Portions of the funds received from this agreement were used to retire the previous subordinated debt, which had outstanding borrowings of $18,128 at December 31, 2004. The balance of $18,674 was paid in full on December 2, 2005, along with a $720 prepayment penalty. The prepayment payment is recorded within loss related to refinancing in the 2005 consolidated statement of operations.

Warrants—On October 31, 2004, the Company entered into a Securities Purchase Agreement with three lenders as part of debt financing in which the Company received $18,000 in exchange for the issuance of subordinated notes in the principal amount of $18,000  (retired in December 2005) and detachable warrants to purchase 4.25% of the Fully Diluted Class B Partnership Interests. The warrants have a nominal exercise price and expire on October 31, 2014. The warrant holders have the option to require the Company  to repurchase the warrants at fair market value, for a period of three years after the earlier of October 31, 2009 or the date of a mandatory prepayment.

The warrant value was not material at December 31, 2004. The estimated fair value of the warrants at September 30, 2006 and December 31, 2005 was $2,804 and $2,011, respectively.

Covenants—The Revolving Credit, Term Loan, and the Subordinated Notes contain covenants requiring the Company to maintain certain financial ratios. In addition, certain restrictions are in place regarding dividend payments, distributions, capital expenditures, management fee payments, additional indebtedness, and various other activities. As a result of the Company entering into the Second Amendment to Amended and Restated Revolving Credit, Term Loan and Security Agreement on October 12, 2006, the Company was in compliance with its tangible net worth covenant at September 30, 2006 and December 31, 2005 and 2004. In addition, the Company received individual waivers in conjunction with the late filing of its 2005 and 2004 consolidated financial statements.

Future maturities—Future maturities of subordinated and long-term debt, excluding capital lease obligations and interest, assuming no events occur requiring mandatory repayments, are as follows at December 31, 2005:

Years ending December 31
2006	$1,667
2007	1,667
2008	10,391
2009	—
2010	—
Thereafter	31,500
$45,225

10.                 Commitments and contingencies

Capital leases—The cost and accumulated depreciation related to the assets under capital lease obligations were $1,746 and $273, respectively, at September 30, 2006. The cost and accumulated depreciation related to the assets under capital lease obligations were $1,746 and $109, respectively, at December 31, 2005. The assets acquired through capital lease are nine presses used in the production process. The obligations were entered into during 2005 and mature in March, April, and November of 2010. The capital lease obligations contain a bargain purchase option that allows the Company to purchase the leased equipment at the end of the lease term for one dollar. The capital leases incur interest at a rate of 6.75%.

Operating leases—The Company leases one warehouse facility and four sales, distribution, or administrative facilities. In addition, the Company leases certain manufacturing equipment, data processing, and other equipment.

The following is a summary of lease obligations as of December 31, 2005:

Years ending December 31	Capital leases	Operating leases
2006	$414	$314
2007	414	348
2008	414	70
2009	413	64
2010	114	64
Thereafter	—	322
Total minimum lease payments	1,769	$1,182
Amount representing interest	(254)
Present value of future minimum lease payments	$1,515

Rent expense for the nine months ended September 30, 2006 and 2005 (unaudited) for the year ended December 31, 2005, for the two months ended December 31, 2004, for the ten months ended October 31, 2004 and for the year ended December 31, 2003 was $272, $413, $531, $73, $579 and $1,055, respectively. At September 30, 2006 and December 31, 2005 and 2004, the Company had no material commitments related to capital projects.

Film purchase commitment—The Company was contractually obligated to purchase a certain type and quantity of film through August 2006. At December 31, 2005 and 2004, required purchases exceeded management’s expected usage by $1,018 (included in accrued and other current liabilities) and $3,342 ($2,005 included in accrued and other current liabilities and $1,337 included in long-term liabilities), respectively. In August 2006, the Company entered into a new contract to purchase a lesser quantity of film of approximately $4.2 million per year through August 2008, which is within forecasted purchase requirements.

Other commitments and contingencies—In the normal course of business, the Company is subject to various claims and litigation, including patent infringement and intellectual property claims. Management of the Company expects that these various claims and litigation will not have a material adverse effect on the consolidated results of operations or financial condition of the Company.

11.                 Partners’ capital

The Company’s ownership consists of a General Partner, who has a 0.1% ownership interest, and the Limited Partners, who own the remaining 99.9% interest. The General Partner is responsible for managing the affairs of the Company and receives a management fee of $83 per month plus actual expenses. The 2003 predecessor owned 100% of the stock of Vision-Ease, Inc.

The Limited Partners were divided into three classifications: (i) Class A-1 Limited Partner, who holds the nonvoting Class A-1 Preferred Partnership Rights (including Class A-1 Preferred Interests) in the Class A-1 Sharing Ratios; (ii) Class A-2 (Tranche 1 and Tranche 2) Limited Partners, who are the holders of nonvoting Class A-2 Preferred Partnership Rights (including Class A-2 Preferred Interests) in the Class A-2 Sharing Ratios; and (iii) Class B Limited Partners, who are the holders of voting Class B Common Partnership Rights (including Class B Common Interests) in the Class B Sharing Ratios.

The Class B Sharing Ratios may be adjusted from time to time based upon the internal rate of return of the current Class A-1 Limited Partner, which will be calculated upon a mandatory redemption of the Class A-1 Preferred Partnership Rights and when any distributions are made to the Class B Limited Partners.

The Class A-1 Preferred Partnership Rights will be considered fully redeemed and no longer outstanding and the holder thereof will be required to deliver certificates representing the same to the Partnership at the time the Unpaid Class A-1 Preferred Return (10% per annum of the average daily balance of the aggregate Unreturned Class A-1 Capital Contributions), Unpaid Class A-1 PIK Return (10% per annum of the average daily balance of the Unreturned Class A-1 Capital Contributions), and Unreturned Class A-1 Capital Contributions (the Class A-1 Capital Contributions increased by any Unpaid Class A-1 Capital PIK and decreased by cash or other property distributions with respect to the Class A-1 Preferred Interests) have been reduced to zero. The Partnership may redeem the Class A-1 Preferred Partnership Rights at any time after November 1, 2008, the date Rosewood sells a majority of its Class A-1 Preferred Partnership Rights, or any date designated by the Partnership with the consent of the holders of the Class A-1 Preferred Partnership Rights. The Partnership must redeem the Class A-1 Preferred Partnership Rights upon a change of control, the sale, lease, transfer, or other disposition of substantially all of the Partnership’s assets, the consummation of an initial public offering or the dissolution of the Partnership. As required under the Partnership Agreement, preferred returns (as defined above) of $300 and $50 were earned at December 31, 2005 and 2004, respectively, of which $276 and $50 was declared as a dividend at December 31, 2005 and 2004, respectively. PIK returns (as defined above) of $300 and $50 were earned at December 31, 2005 and 2004, respectively, of which $325 was declared as a dividend at December 31, 2005.

In addition, a partnership tax distribution of $414 was made to the General Partner during 2006.

The Partnership may request the Class A-2 (Tranche 1) Preferred Partnership Rights holders to deliver their certificates to the Partnership at the time the Unpaid Class A-2 (Tranche 1) PIK Return (10% per annum of the average daily balance of the aggregated Unreturned Class A-2 (Tranche 1) Capital Contributions) and Unreturned Class A-2 Capital Contributions (the Class A-2 (Tranche 1) Capital Contributions increased by any Unpaid Class A-2 (Tranche 1) Capital PIK and decreased by cash or other property distributions with respect to the Class A-1 Preferred Interests) have been reduced to zero. As part of a capital restructuring initiative in December 2005, $4,400 was paid to the Class A-2 (Tranche 1) Preferred Partnership Rights holders to retire the existing $3,968 of equity and to pay the 10% PIK Return of Partners’ Capital of $432 for the thirteen-month period ending December 1, 2005. As a result, all of the outstanding Class A-2 (Tranche 1) Preferred Partnership Rights were fully redeemed by the Partnership on December 1, 2005.

The Partnership may request the Class A-2 (Tranche 2) Preferred Partnership Rights holders to deliver their certificates to the Partnership at the time the Unpaid Class A-2 (Tranche 2) PIK Return (17% per annum of the average daily balance of the aggregated Unreturned Class A-2 (Tranche 2) Capital Contributions) and Unreturned Class A-2 Capital Contributions (the Class A-2 (Tranche 2) Capital Contributions increased by any Unpaid Class A-2 (Tranche 2) Capital PIK and decreased by cash or other property distributions with respect to the Class A-2 Preferred Interests) have been reduced to zero. As part of a capital restructuring initiative in December 2005, $9,987 was paid to the Class A-2 (Tranche 2) Preferred Partnership Rights holders to retire the existing $8,432 of equity and to pay the 17% PIK Return on Partners’ Capital of $1,555 for the thirteen-month period ending December 1, 2005. As a result, all of the outstanding Class A-2 (Tranche 2) Preferred Partnership Rights were fully redeemed by the Partnership on December 1, 2005.

The Class B Common Interest consists of the Class B Limited Partner’s share of income, gain, loss, deductions, and credits of, and the right to receive distributions from, the Partnership.

A Partner is not entitled to the return of any part of its Capital Contributions or to be paid interest in respect of either its Capital Account or its Capital Contributions. An unrepaid Capital Contribution is not a liability of the Partnership or of any Partner. A Partner is not required to contribute or to lend any cash or property to the Partnership to enable the Partnership to return any Partner’s Capital Contribution.

Partnership profits will be allocated in amounts equal to the Class A-1 Limited Partner’s preferred returns and then to the Class B Limited Partners and the General Partner in accordance with their Common Sharing Ratios.

Partnership losses will be allocated to the General Partner and the Class B Limited Partners in the reverse order of the Partnership profits as stated above, and then to the Class B Limited Partners in accordance with their Class B Sharing Ratios until their adjusted capital account balances are reduced to zero, and then to the Class A-1 Limited Partners in accordance with their Class A-1 Sharing Ratios until their adjusted capital account balances are reduced to zero, and then to the General Partner.

The General Partner will determine the amount of Net Cash Flow to be distributed. Net Cash Flow distributions will be allocated: (a) first, to the Partners in an amount equal to the federal and state income tax that would be payable by an individual with respect to such net taxable income or gain multiplied by the highest combined federal and state marginal income tax rate; (b) second, to the Class A-1 Limited Partners in accordance with their Class A-1 Sharing Ratios until the amount of their Unpaid Class A-1 Preferred Return is reduced to zero; (c) third, to the Class A-1 Limited Partners in accordance with their Class A-1 Sharing Ratios until the amount of their Unpaid Class A-1 PIK Return is reduced to zero to the extent the General Partner has not elected to pay such amount by an increase in Unpaid Class A-1 Capital Contributions; (d) fourth, to the Class A-1 Limited Partners in accordance with their Class A-1 Sharing Ratios until the amount of their Unreturned Class A-1 Capital Contributions is reduced to zero; (e) fifth, to the Class B Limited Partners and the General Partner in accordance with their Common Sharing Ratios.

The General Partner has the authority to grant employee options, warrants, and other derivative securities exercisable into Class B Common Partnership Rights in an aggregate amount not to exceed 7.25% of the total Class B Sharing Ratios.

12.                 Segment disclosures and customers

The Company operates in one reportable segment, the manufacture and sale of spectacle lenses.

The following is a summary of the Company’s operations in different geographic areas and by product type:

			Successor			Predecessor
	For the nine months ended September 30, 2006	For the nine months ended September 30, 2005 (unaudited)	For the year ended December 31, 2005	For the two months ended December 31, 2004	For the ten months ended October 31, 2004	For the year ended December 31, 2003
Total revenues from unaffiliated customers:
United States	$66,866	$62,402	$75,843	$10,731	$57,495	$78,909
Foreign	13,869	11,949	19,911	2,610	15,460	23,787
	$80,735	$74,351	$95,754	$13,341	$72,955	$102,696
Total revenues by product type:
Polycarbonate	$69,197	$58,608	$75,809	$10,347	$54,883	$72,819
Plastic	4,677	6,845	8,639	1,285	7,755	11,904
Glass	6,638	8,704	11,059	1,709	10,317	15,547
Other	223	194	247	—	—	2,426
	$80,735	$74,351	$95,754	$13,341	$72,955	$102,696

	September 30	December 31,
	2006	2005	2004
Property, plant and equipment:
United States	19,052	$22,538	$21,580
Foreign	7,147	8,090	8,794
	$26,199	$30,628	$30,374

Revenues by geographic area are based upon revenues generated from each country’s operations.

For the nine months ended September 30, 2006, the year ended December 31, 2005, the nine months ended September 30, 2005 (unaudited), the two months ended December 31, 2004, the ten months ended October 31, 2004 and the year ended December 31, 2003, the Company had sales to one customer that represented 35%, 24%, 23%, 19%, 20% and 18% of total revenues, respectively. For the nine months ended September 30, 2006, the year ended December 31, 2005, the nine months ended September 30, 2005 (unaudited), the two months ended December 31, 2004, the ten months ended October 31, 2004 and the year ended December 31, 2003, the Company had sales to a second customer of 12%, 8%, 8%, 5%, 7% and 3% of total revenues, respectively. For the nine months ended September 30, 2006, the year ended December 31, 2005, the nine months ended September 30, 2005 (unaudited), the two months ended December 31, 2004, the ten months ended October 31, 2004 and the year ended December 31, 2003, the Company had sales to a third customer of 2%, 4%, 6%, 6%, 5% and 11% of total revenues, respectively.

13.                 Pensions

The Company has one defined benefit plan related to operations in Jakarta, Indonesia that commenced in 2003. The plan’s benefits are primarily based on an Indonesian employee’s compensation and years of service. The actuarial assumptions and methods, in particular discount rates and salary increases, used in the development of pension cost have been selected in accordance with the requirements of FAS 87 which calls for each significant actuarial assumption to equal management’s best estimate of the experience related to the individual assumption. The local economic and demographic environment has been taken into account in setting the assumptions. The plan is a requirement of Indonesian law and is governed as such. The benefits expected to be paid are expensed over the employee’s expected service. To determine the expected benefits to be paid, the Company has to make assumptions regarding interest rates and the rate of salary increases. Actual experience different from these assumptions could result in materially different benefit payments. The Company has chosen to account for these actuarial gains and losses immediately rather than defer their recognition. In 2003, the Predecessor had a pension plan for the hourly employees located in Ft. Lauderdale, Florida. This plan was not an assumed liability in the purchase of the successor’s assets by the Company.

The following sets forth the funded status of the Indonesian plan and amounts recognized in the consolidated balance sheet at September 30, 2006, December 31, 2005 and 2004:

	September 30,	December 31,
	2006	2005	2004
Change in benefit obligation:
Benefit obligation at beginning of period	$932	$893	$885
Service cost	85	95	17
Interest cost	96	85	15
Actuarial loss/(gain)	71	(57)	—
Benefit payments	(8)	(35)	—
Exchange adjustment	67	(49)	(24)
Benefit obligation at end of period	$1,243	$932	$893
Funded status of the plan (underfunded)/accrued pension cost included in other non current liabilities	($1,243)	$(932)	$(893)

The accumulated benefit obligation for the Company’s Indonesian plan was $523 at September 30, 2006 and $390 and $277 at December 31, 2005 and 2004, respectively.

				Successor		Predecessor
	For the nine months ended September 30,		For the year ended December 31,	For the two months ended December 31,	For the ten months ended October 31,	For the year ended December 31,
	2006	2005	2005	2004	2004	2003
		(unaudited)
Components of net periodic pension cost:
Service cost	$85	$71	$95	$17	$—	$300
Interest cost	96	64	85	15	175	213
Expected return on assets	—	—	—	—	(130)	(158)
Actuarial loss/(gain)	71	(43)	(57)	—	—	—
Net loss/(gain) amortization	—	—	—	—	48	46
Net periodic pension cost	$252	$92	$123	$32	$93	$401

Assumptions used in developing the projected benefit obligation and the net periodic pension cost were as follows:

	September 30,	December 31,
	2006	2005	2004	2003
Discount rate	13%	13%	10%	6.75%
Rate of compensation increase	11	11	8	0

The Company expects to make contributions of $46 to the Indonesian plan in 2006.

The following pension benefit payments are expected to be paid:

Years ending December 31
2006	$46
2007	171
2008	39
2009	31
2010	54
Years 2011-2015	156

14.                 Concentrations of credit risk

Approximately 38%, 49% and 28% of the accounts receivable at September 30, 2006, December 31, 2005 and 2004, respectively, related to five customers. One customer represented 24% and 26% of consolidated accounts receivable at September 30, 2006 and December 31, 2005, respectively. No other customers represented greater than 10% at December 31, 2004.

The customer base consists of a wide range of eyewear retailers, mass merchants, optical laboratories and independent eye doctors. The Company performs detailed credit evaluations of customers and establishes credit limits as necessary. Collateral or other security for accounts receivable is obtained as considered necessary for a specific customer.

15.                 Related parties

Under the partnership agreement, the Company incurred management fees of $750, $750, $1,000 and out-of-pocket expenses of $53, $47 and $182 payable to the General Partner in the nine  months ended September 30, 2006 and 2005 (unaudited) and the year ended December 31, 2005, respectively. For the two months ended December 31, 2004, fees and expenses paid to the General Partner were $167 and $34, respectively. These amounts are reflected in general and administrative expenses within the accompanying statements of operations.

16.                 Income taxes

The provision for income taxes was based on earnings (loss) before income taxes, as follows:

			Successor		Predecessor
	Nine months ended September 30, 2006	Year ended December 31, 2005	Two months ended December 31, 2004	Ten months ended October 31, 2004	Year ended December 31, 2003
Domestic	$2,345	$(6,554)	$(473)	$(15,363)	$(14,894)
Foreign	1,618	3,754	329	(1,375)	393
Income (loss) before income taxes	$3,963	$(2,800)	$(144)	$(16,738)	$(14,501)

The provision for income taxes consisted of the following:

			Successor		Predecessor
	Nine months ended September 30, 2006	Year ended December 31, 2005	Two months ended December 31, 2004	Ten months ended October 31, 2004	Year ended December 31, 2003
Domestic	$—	$—	$—	$—	$—
Foreign
Current payable/ (receivable)	664	335	46	214	(52)
Deferred	(156)	827	60	(1,924)	—
Income tax expense (benefit)	$508	$1,162	$106	$(1,710)	$(52)

Significant components of deferred income tax assets were as follows at September 30, 2006 and December 31, 2005 and 2004:

	September 30,	December 31,
	2006	2005	2004
Foreign deferred income tax assets:
Non-current inventory	$606	$684	$928
Net operating loss carryforwards	—	75	745
Post employment benefits	373	280	273
Depreciation	303	147	72
Other	99	39	34
	$1,381	$1,225	$2,052

As of September 30, 2006, the Company had no remaining foreign net operating loss carry forwards. As of December 31, 2005 and 2004, the Company had foreign net operating loss carryforwards of $249 and $2,483, respectively. The Company had concluded that it is more likely than not that remaining deferred tax assets will be realized based on future projected taxable income, and therefore no valuation allowance has been established at December 31, 2005 and 2004.

The differences between income taxes at the U.S. federal statutory rate and the effective tax rate were as follows:

			Successor		Predecessor
	Nine months ended September 30, 2006	Year ended December 31, 2005	Two months ended December 31, 2004	Ten months ended October 31, 2004	Year ended December 31, 2003
Income tax benefit at U.S. statutory rate	$1,387	$(980)	$(50)	$(5,858)	$(5,075)
U.S. (income) loss not subject to corporate tax	(821)	2,294	165	—	—
Difference in taxation of foreign earnings	(70)	(169)	(12)	77	(86)
Change in valuation allowance	—	—	—	4,097	5,138
Other	12	17	3	(26)	(29)
Income tax expense (benefit)	$508	$1,162	$106	$(1,710)	$(52)

17.                 Restructuring

2003 Restructuring and asset impairment—In 2003, the Predecessor engaged in a number of restructuring activities to respond to difficult market conditions, to change its business focus or to reduce costs. In several instances, the Predecessor evaluated related assets for impairment in connection with these restructuring activities.

2004 Restructuring—In 2004, the Predecessor filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code. During that period, the Predecessor incurred $5,000 of costs included in general and administrative expenses in the consolidated statement of operations, which includes engaging consultants to assist in the reorganization and sale of assets of BMC and supplemental key employee retention plan, or KERP, payments to key personnel.

Optical Laboratory—In connection with the Predecessor’s restructuring process, an expense of approximately $1,832 was recorded in June 2003 in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. In October 2003, the Predecessor decided to cease financial and management support of its wholly owned French subsidiary, Vision-Ease SAS. The managing directors of Vision-Ease SAS subsequently filed for insolvency with the French courts, which action relinquished the Predecessor’s control over Vision-Ease SAS as of November 5, 2003. Consequently, in the fourth quarter 2003, the Predecessor wrote off its remaining investment in Vision-Ease SAS, which was not material.

The loss pertaining to discontinued operations as reflected in the consolidated statement of operations is summarized below:

Year ended December 31, 2003
Loss of discontinued operations	$3,512
Loss on disposal of discontinued operations	663
Total loss on discontinued operations	$4,175
Revenues of discontinued operations	$2,320

Azusa, California—In the second quarter of 2003, the Predecessor reclassified its Azusa, California property to assets held for sale. The optical products facility located on the property was closed in May 2002 and listed for sale. During the quarter ended June 30, 2003, the asset was written down to its fair value in accordance with SFAS No. 144, based on market valuations received and offers to buy the property during the quarter. A write-down of $2,592 is included in impairment of long-lived assets in the consolidated statement of operations to recognize the facility’s fair value of $4,410 at June 30, 2003. The Predecessor suspended depreciation on this asset in accordance with SFAS No. 144. In October 2003, one of the Azusa buildings was sold for net proceeds of $1,671, further reducing the carrying value of the assets held for sale to $2,739 at December 31, 2003.

In 2004, the Predecessor realized a gain of $677 of the real estate that was used in connection with its closed operations. The $677 gain is included in other expense (income) in the consolidated statement of operations. In 2004, the Predecessor also wrote down intangible assets associated with this property by $5,844 that was used in connection with its closed operations. The 2004 impairment charge is included in impairment of long-lived assets in the consolidated statement of operations.

18.   Subsequent events

Consistent with the terms of the existing partnership agreement, in October 2006, the Company made a tax distribution to its partners in the aggregate amount of $2,021. The distribution was made to cover actual 2005 taxes and estimated 2006 taxes.

* * * * * *

              shares

Common stock

Prospectus

JPMorgan
William Blair & Company
BMO Capital Markets
Robert W. Baird & Co.

                     , 2006

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospects is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe and restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Until                    , 2006, all dealers that buy, sell or trade in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II
Information not required in prospectus

Item 13.   Other expenses of issuance and distribution.

The following is a statement of estimated expenses, to be paid solely by the Registrant, of the issuance and distribution of the securities being registered hereby (other than underwriting discounts and commissions):

Securities and Exchange Commission registration fee	$
NASD filing fee	*
Nasdaq Global Market application fees	*
Blue Sky fees and expenses (including attorneys’ fees and expenses)	*
Printing expenses	*
Accounting fees and expenses	*
Transfer agent’s fees and expenses	*
Legal fees and expenses	*
Miscellaneous expenses	*
Total	$ *

*To be provided by amendment.

Item 14.   Indemnification of directors and officers.

The Registrant is incorporated under the laws of the State of Delaware. Section 145 (“Section 145”) of the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (the “DGCL”), provides that a Delaware corporation may indemnify any persons who were, are or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reasons of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer, director, employee or agent is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Section 102(b)(7) of the DGCL permits a corporation to include in its charter a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the directors’ duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to unlawful payment of dividends and unlawful stock purchase and redemption) or (iv) for any transaction from which the director derived an improper personal benefit.

The Registrant’s charter provides that to the fullest extent permitted by the DGCL, none of the Registrant’s directors shall be liable to it or its stockholders for monetary damages for a breach of fiduciary duty. In addition, the Registrant’s charter provides for indemnification of any person who was or is made or threatened to be made a party to any action, suit or other proceeding, whether criminal, civil, administrative or investigative, because of his or her status as a director or officer of the Registrant, or service as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise at the request of the Registrant to the fullest extent authorized under the DGCL against all expenses, liabilities and losses reasonably incurred by such person. Additionally, our charter provides that we may adopt bylaws or enter into one or more agreements with any person, that provide for indemnification greater or otherwise different than provided in our charter. Further, all of the directors and officers of the Registrant are covered by insurance policies maintained and held in effect by the Registrants against certain liabilities for actions taken in their capacities as such, including liabilities under the Securities Act.

In addition to these provisions in our charter, we have entered into indemnification agreements with each of our executive officers and directors, a form of which will be filed with the Securities and Exchange Commission as an exhibit to this registration statement. The indemnification agreements provide our directors and executive officers with further indemnification to the maximum extent permitted by the DGCL.

Item 15.   Recent sales of unregistered securities.

The table set forth below lists the securities sold by us since our formation on October 31, 2004.

		Date of				Total
Individual or group name	Type of securities	Sale(1)	Preferred	Common		consideration
Insight Equity A.P. X Company LLC	GP Interest	6/17/2004				$100
Rosewood Vision Corporation	Class A-1 LP Interest	10/31/2004			(2)	$3,000,000
Rosewood Vision Corporation	Class A-2 LP Interest	10/31/2004			(3)	$8,432,000
Rosewood Vision Corporation	Class B LP Interest	10/31/2004				$67,932
Insight Equity Vision Partners LP	Class A-2 LP Interest	10/31/2004			(3)	$3,968,000
Insight Equity Vision Partners LP	Class B LP Interest	10/31/2004					(4)
Erie Indemnity Company	Class B LP Interest Warrant	10/31/2004					(4)
Conn. General Life Ins. Co.	Class B LP Interest Warrant	10/31/2004					(4)
Conn. General Life Ins. Co.	Class B LP Interest Warrant	10/31/2004					(4)
Life Ins. Co. of N. America	Class B LP Interest Warrant	10/31/2004					(4)
PNC Ventures Corp.	Class B LP Interest Warrant	10/31/2004					(4)
PNC Equity Partners LP	Class B LP Interest Warrant	10/31/2004					(4)

(1)    Each of these sales to the Company’s original investors were made in reliance upon an exemption from registration under Section 4(2) of the Securities Act.

(2)    To be redeemed from proceeds of this offering.

(3)    Redeemed on December 2, 2005.

(4)    Issued in consideration of subordinated loans in the aggregate amount of $18,000,000, which were repaid in December 2005.

Item 16.   Exhibits and financial statement schedules.

(a)   Exhibits.

The attached Exhibit Index is incorporated by reference herein.

(b)   Financial statement schedules.

Schedule II. Valuation and Qualifying Accounts.

Schedule II—Consolidated valuation
and qualifying accounts
(dollars in thousands)

	Balance at beginning of period	Charged to costs and expenses	Deductions	Trans adj		Balance at end of period
Allowance for doubtful accounts
Successor
Nine months ended September 30, 2006	$(520)	$(31)	$193		$3	$(355)
Year ended December 31, 2005	$(536)	$(235)	$245		$6	$(520)
Period from November 1 to December 31, 2004	$(597)	$(117)	$165		$13	$(536)
Predecessor
Period from January 1 to October 31, 2004	$(689)	$(175)	$283		$(16)	$(597)
Year ended December 31, 2003	$(823)	$(202)	$346		$(10)	$(689)
Valuation for deferred tax assets
Successor
Nine months ended September 30, 2006	$—	$—	$—		$—	$—
Year ended December 31, 2005	$—	$—	$—		$—	$—
Period from November 1 to December 31, 2004	$—	$—	$—		$—	$—
Predecessor
Period from January 1 to October 31, 2004	$(25,790)	$(5,378)	$1,281		$—	$(29,887)
Year ended December 31, 2003	$(20,652)	$(5,138)	$—	$		$(25,790)

All other financial statement schedules are not required under the related instructions or are inapplicable and therefore have been omitted.

Item 17.   Undertakings.

(a)         The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)          The undersigned registrant hereby undertakes that:

(1)         For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)         For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)  For the purpose of determining liability under the Securities Act to any purchaser if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)  For the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)  Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)  Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant had duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ramsey, State of Minnesota, on December 22, 2006.

VISION-EASE LENS CORPORATION
By:	/s/ DOUGLAS C. HEPPER
Douglas C. Hepper
President & Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name		Title	Date
By:	/s/ DOUGLAS C. HEPPER	President and Chief Executive Officer	December 22, 2006
	Douglas C. Hepper	(Principal Executive Officer)
By:	/s/ RICHARD G. FABER	Vice President and Chief Financial Officer	December 22, 2006
	Richard G. Faber	(Principal Financial and Accounting Officer)
By:	/s/ THEODORE W. BENESKI	Director	December 22, 2006
Theodore W. Beneski

EXHIBIT INDEX

Exhibit No.	Description
1.1**	Form of Underwriting Agreement.
2.1**	Plan of Merger of Insight Equity, A.P. X, LP with and into Vision-Ease Lens Corporation.
3.1**	First Amended and Restated Limited Partnership Agreement of Insight Equity A.P. X, LP, as currently in effect.
3.2*	Certificate of Incorporation of Vision-Ease Lens, Inc.
3.3*	Certificate of Amendment to Certificate of Incorporation of Vision-Ease Lens, Inc.
3.4**	Form of By-laws of Vision-Ease Lens Corporation.
3.5*	Form of Amended Certificate of Incorporation of Vision Ease Lens Corporation.
4.1**	Registration Agreement, dated as of , 2005, by and among investment funds affiliated with Insight Equity and stockholders listed on the signature pages thereto.
4.2**	Form of Certificate of Common Stock ofVision-Ease Lens Corporation.
4.3**	Form of Voting Agreement by and between Vision-Ease Lens Corporation, Insight Equity A.P. X Company and Rosewood Vision Corporation.
5.1**	Opinion of Hunton & Williams LLP
10.1**	Second Amended and Restated Employment Agreement dated as of , 2006, by and between Insight Equity A.P. X, LP, and Douglas C. Hepper.
10.2**	First Amended and Restated Employment Agreement dated as of , 2006 by and between Insight Equity , A.P. X, LP and Richard G. Faber
10.3**	Form of 2006 Equity Incentive Plan
10.4*	Amended Restated Revolving Credit, Term Loan and Security Agreement, dated December 1, 2005, as amended, with PNC Bank, National Association, as lender and agent
10.5	Loan and Security Agreement, dated December 1, 2005, with ORIX Finance Corp., as lender and agent
10.6	Intercompany Loan Agreement, dated July 23, 2002, with P.T. Vision-Ease Asia
10.7	Amended and Restated Intercreditor Agreement, dated as of December 1, 2005, with PNC Bank, National Association, ORIX Finance Corp. and each of the other loan parties party thereto
10.8	Intercreditor Agreement, dated as of December 1, 2005, with PNC Bank, National Association and each of the other loan parties party thereto
10.9	Lien Subordination Agreement, dated December 1, 2005
10.10	Management Agreement dated October 31, 2004 by and among Insight Equity A.P. X Company, LLC, Insight Equity A.P. X, LP and Insight Equity Vision Management, LLC
10.11

Waiver and First Amendment to Amended and Restated Revolving Credit, Term Loan and Security Agreement dated May 25, 2006 among Insight Equity A.P. X, LP, PNC Bank, National Association, as agent for Lenders and the other parties signatory thereto

10.12	Waiver and First Amendment to Loan Agreement dated June 8, 2006 among Insight Equity A.P. X, LP, the Loan Parties named therein, and ORIX Finance Corp., as agent for Lenders
10.13

Supply Agreement dated December 7, 2005 by and between Insight Equity A.P. X, LP and Shanghai Conant Optical Co., Ltd (filed in redacted form because confidential treatment was requested pursuant to Rule 406 for certain portions thereof).

10.14

Dye Supply Agreement dated January 1, 2005 by and between Corning Incorporation and Insight Equity A.P. X, LP (filed in redacted form because confidential treatment was requested pursuant to Rule 406 for certain portions thereof).

10.15

Supply Agreement dated July 13, 2006 by and between Insight Equity A.P. X, LP (d/b/a Vision-Ease Lens) and Mitsubishi Gas Chemical Company, Inc., Mitsubishi Engineering-Plastics Corp., MGC Filsheet Co., Ltd and Yushi Sheihin Co., Ltd. (filed in redacted form because confidential treatment was requested pursuant to Rule 406 for certain portions thereof).

10.16

Settlement and License Agreement dated March 14, 2003 by and between Vision-Ease Lens Corporation, and Younger Mfg. Co. (filed in redacted form because confidential treatment was requested pursuant to Rule 406 for certain portions thereof).

10.17*	Second Amendment to Amended and Restated Revolving Credit Term Loan & Security Agreement dated December 1, 2005 with PNC Bank, National Association.
10.18	Second Amendment to Loan and Security Agreement dated December 1, 2005 with ORIX Finance Corp. and the other loan parties thereto.
10.19*	Form of Lock-up Agreement
21.1**	Subsidiaries of Vision-Ease Lens Corporation.
23.1*	Consent of Deloitte & Touche LLP.
23.2*	Consent of Ernst & Young LLP.
23.3	Consent of Ross Gatlin to be named Director Nominee
23.4	Consent of Victor L. Vescovo to be named Director Nominee
23.5	Consent of Conner Searey to be named Director Nominee
23.6	Consent of Schuyles B. Marshall to be named Director Nominee
23.7	Consent of G.T. Barden to be named Director Nominee
23.8	Consent of Douglas C. Hepper to be named Director Nominee
24.1	Powers of Attorney (included in Part II of the Registration Statement).

*      Filed concurrently with this amendment.  All unmarked items previously filed.

**    To be filed by subsequent amendment.